   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 17, 1996

                                                       REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                                  AMTROL INC.
             (Exact name of Registrant as specified in its charter)

              RHODE ISLAND                                  2052                                   05-0246955
    (State or other jurisdiction of             (Primary Standard Industrial                    (I.R.S. Employer
     incorporation or organization)             Classification Code Number)                   Identification No.)

                            ------------------------

                               1400 DIVISION ROAD
                        WEST WARWICK, RHODE ISLAND 02893
                                 (401) 884-6300
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                         ------------------------------

                                EDWARD J. COONEY
                            CHIEF FINANCIAL OFFICER
                                  AMTROL INC.
                               1400 DIVISION ROAD
                        WEST WARWICK, RHODE ISLAND 02893
                                 (401) 884-6300
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

                              VINCENT PAGANO, JR.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                               NEW YORK, NY 10017
                                 (212) 455-2000
                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction 6, check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                   TITLE OF EACH                                               Proposed             Proposed
              CLASS OF SECURITIES TO                      Amount to         Offering Price          Aggregate
                   BE REGISTERED                        be Registered         Per Note(1)       Offering Price(1)
10 5/8% Senior Subordinated Notes due 2006.........     $115,000,000             100%             $115,000,000

                   TITLE OF EACH
              CLASS OF SECURITIES TO                      Amount of
                   BE REGISTERED                       Registration Fee
10 5/8% Senior Subordinated Notes due 2006.........        $39,656

(1) Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457.
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION, DATED DECEMBER 17, 1996

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS

                         [LOGO]
                  AMTROL INC.

OFFER TO EXCHANGE $115,000,000 OF ITS 10 5/8% SENIOR SUBORDINATED NOTES DUE 2006
                                WHICH HAVE BEEN
     REGISTERED UNDER THE SECURITIES ACT FOR ITS OUTSTANDING 10 5/8% SENIOR
                          SUBORDINATED NOTES DUE 2006

                            ------------------------

    THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME ON , 1997, UNLESS EXTENDED (THE "EXPIRATION DATE").

    AMTROL Inc., a Rhode Island corporation ("AMTROL" or the "Company"), hereby offers (the "Exchange Offer"), upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (the "Letter of Transmittal"), to exchange $1,000 principal amount of its 10 5/8% Senior Subordinated Notes due 2006 (the "New Notes"), which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), for each $1,000 principal amount of the outstanding 10 5/8% Senior Subordinated Notes due 2006 (the "Old Notes"; collectively with the New Notes, the "Notes") of the Company of which $115.0 million aggregate principal amount is outstanding.

    Pursuant to a merger agreement with AMTROL Acquisition, Inc. ("Acquisition") and AMTROL Holdings, Inc. ("Holdings"), each a company formed by affiliates of The Cypress Group L.L.C. ("Cypress"), on November 13, 1996, Acquisition merged (the "Merger") with and into AMTROL and AMTROL became a wholly owned subsidiary of Holdings. The Old Notes were issued by Acquisition as part of the financings to consummate the Merger and, thereupon, became obligations of AMTROL.

    The New Notes will be obligations of the Company entitled to the benefits of the Indenture (as defined herein) relating to the Old Notes. The form and terms of the New Notes are identical in all material respects to the form and terms of the Old Notes except that the New Notes have been registered under the Securities Act and following the completion of the Exchange Offer, the Notes generally will not be entitled to a contingent increase in the interest rate otherwise provided under certain circumstances. See "The Exchange Offer." Interest on the New Notes is payable semi-annually on June 30 and December 31 of each year, commencing June 30, 1997, accruing from November 13, 1996 at a rate of 10 5/8% per annum.

    The New Notes are redeemable at the option of the Company, in whole or in part, at any time on or after December 31, 2001 at the redemption prices set forth herein, together with accrued and unpaid interest, if any, to the date of redemption. In addition, at the option of the Company, at any time prior to December 31, 1999, up to 35% of the original principal amount of the New Notes will be redeemable from the proceeds of one or more Public Equity Offerings (as defined herein), at 110.625% of their principal amount plus accrued interest. Upon the occurrence of a Change of Control, each holder of the New Notes has the option to require the Company to make an offer to repurchase such holder's Notes at a redemption price of 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption.

    The New Notes are unsecured senior subordinated obligations of the Company and are subordinated in right of payment to all existing and future Senior Indebtedness (as defined) of the Company, including indebtedness under its Bank Credit Facility (as defined). In addition, the New Notes are effectively subordinated to the obligations of the Company's subsidiaries. As of September 28, 1996, after giving pro forma effect to the Merger and related financing transactions, the aggregate outstanding amount of Senior Indebtedness of the Company excluding its subsidiaries, would have been approximately $160 million, of which $45.0 million would have been Senior Indebtedness, and the aggregate outstanding amount of indebtedness of the Company's subsidiaries would have been approximately $2.6 million excluding guarantees of the Company's obligations under the Bank Credit Facility.

    Based on no-action letters issued by the staff of the Securities and Exchange Commission (the "Commission") to third parties, the Company believes the New Notes issued pursuant to the Exchange Offer in exchange for the Old Notes may be offered for resale, resold and otherwise transferred by any holder thereof (other than (i) a broker-dealer who purchased such Old Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that the holder is acquiring the New Notes in its ordinary course of business and is not participating, and has no arrangement or understanding with any person to participate, in the distribution of the New Notes. Holders of Old Notes wishing to accept the Exchange Offer must represent to the Company that such conditions have been met. In the event that the Company's belief is inaccurate, holders of New Notes, who transfer New Notes in violation of the prospectus delivery provisions of the Securities Act and without an exemption from registration thereunder may incur liability under the Securities Act. The Company does not assume or indemnify holders against such liability. Each broker-dealer that receives New Notes in exchange for Old Notes held for its own account, as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by such broker-dealer in connection with resales of New Notes where such New Notes were acquired by such broker-dealer as a result of market-making or trading activities. The Company has agreed that, for a period of 120 days after the Expiration Date, it will make this Prospectus and any amendment or supplement to this Prospectus available to any such broker-dealer for use in connection with any such resale. See "Plan of Distribution".

    The Old Notes are designated for trading in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") market. There is no established trading market for the Exchange Notes. The Company does not currently intend to list the Exchange Notes on any securities exchange or to seek approval for quotation through any automated quotation system. Accordingly, there can be no assurance as to the development or liquidity of any market for the Exchange Notes.

    The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Old Notes being tendered for exchange. The date of acceptance and exchange of the Old Notes (the "Exchange Date") will be the first business day following the Expiration Date (as defined herein). Old Notes tendered pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date. The Company will not receive any proceeds from the Exchange Offer. The Company will pay all of the expenses incident to the Exchange Offer.

    SEE "RISK FACTORS", BEGINNING ON P. 17, FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY INVESTORS IN CONNECTION WITH THE EXCHANGE OFFER.
                         ------------------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

               THE DATE OF THIS PROSPECTUS IS            , 1997.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Company hereby incorporates by reference into this Prospectus the following documents or information filed with the Securities and Exchange Commission (the "Commission"):

    (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995;

    (b) The Company's Quarterly Reports on Form 10-Q for the periods ended March 31, 1996, June 30, 1996 and September 28, 1996;

    (c) The Company's Current Reports on Form 8-K dated February 20, 1996, February 28, 1996 and September 5, 1996;

    (d) The Company's Proxy Statement dated April 19, 1996 for the annual meeting of shareholders on June 19, 1996; and

    (e) The Company's Proxy Statement dated October 9, 1996 for the special meeting of shareholders on November 12, 1996.

    Any statement contained in any documents incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Prospectus to the extent that a subsequent statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT REPRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE WITHOUT CHARGE UPON WRITTEN OR ORAL REQUEST FROM EDWARD J. COONEY, CHIEF FINANCIAL OFFICER OF THE COMPANY, AT THE COMPANY'S PRINCIPAL EXECUTIVE OFFICES LOCATED AT 1400 DIVISION ROAD, WEST WARWICK, RHODE ISLAND 02893, TELEPHONE NUMBER (401) 884-6300. IN ORDER TO ENSURE TIMELY DELIVERY OF SUCH DOCUMENTS, ANY REQUEST SHOULD BE MADE AT LEAST 5 DAYS PRIOR TO THE EXPIRATION DATE.

                             AVAILABLE INFORMATION

    The Company prior to the Merger was subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith filed periodic reports, proxy statements and other information with the Commission. In addition, pursuant to the Indenture covering the Notes, the Company has agreed to file with the Commission the annual reports and the information, documents and other reports otherwise required pursuant to Section 13 of the Exchange Act. All such information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and the website (http://www.sec.gov) maintained by the Commission and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Suite 1400, Citicorp Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549.

    This Prospectus constitutes a part of a registration statement (the "Registration Statement") filed by the Company with the Commission under the Securities Act. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information contained in the Registration Statement and the exhibits and schedules thereto and reference is hereby made to the Registration Statement and the exhibits and schedules thereto for further information with respect to the Company and the securities offered hereby. Statements contained herein concerning the provisions of any documents filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

    UNTIL            , 1997 (90 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                DISCLOSURE REGARDING FORWARD LOOKING-STATEMENTS

    Market data and certain industry forecasts used throughout this Prospectus were obtained from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Similarly, internal surveys, industry forecasts and market research, while believed to be reliable, have not been independently verified, and the Company makes no representation as to the accuracy of such information.

    This Prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical facts included in this Prospectus regarding the Company's financial position and cost cutting plans are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from such expectations ("Cautionary Statements") are disclosed in this Prospectus, including, without limitation, in conjunction with the forward-looking statements included in this Prospectus and under "Risk Factors." All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements.

                                    SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY, INCLUDING THE RELATED NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS. AS USED IN THIS PROSPECTUS, UNLESS THE CONTEXT OTHERWISE REQUIRES, "AMTROL" AND THE "COMPANY" REFER TO AMTROL INC., A RHODE ISLAND CORPORATION, AND ITS SUBSIDIARIES. AS USED IN THIS PROSPECTUS, "DOMESTIC" REFERS TO THE U.S. AND CANADIAN MARKETS.

                                  THE COMPANY

    AMTROL, founded in 1946, is a leading designer, manufacturer and marketer of water flow and control products used in the water systems markets and selected sectors of the heating, ventilating and air conditioning ("HVAC") market. The Company's principal products include well water accumulators, hot water expansion controls, water treatment products, indirect-fired water heaters and non-returnable pressure-rated cylinders used primarily to store, transport and dispense refrigerant gases. Many of these products are based on a technology originated and developed by the Company, which uses a pre-pressurized vessel with an internal diaphragm to handle fluids under pressure. The Company's pro forma net sales and pro forma EBITDA (as defined) were $169.9 million and $28.5 million, respectively, for the year ended December 31, 1995 and $131.4 million and $21.3 million, respectively, for the nine months ended September 28, 1996.

    The Company believes that its leading market positions in its key product categories are attributable to the strength of AMTROL's brand names and product breadth, quality and innovation, as well as its marketing, distribution and manufacturing expertise. In addition, AMTROL's principal markets are highly replacement-oriented, with 60 to 70% of the Company's core business coming from replacement sales. These factors, combined with the Company's large installed base of products, have enabled AMTROL to demonstrate sales and earnings stability over the past five years, even during periods of weak domestic economic activity.

    AMTROL's brand names are among the most widely known in its markets. For example, the Company's key hot water expansion control product, the Extrol-Registered Trademark-, is so widely recognized that customers frequently refer to any hot water expansion control as an "Extrol." Other well-known brand names of the Company include Well-X-Trol-Registered Trademark-, Therm-X-Trol-Registered Trademark-, Hot Water Maker-Registered Trademark- and CHAMPION-Registered Trademark-. The Company also believes that it is the recognized technology leader in virtually all of its core product lines. In many of the Company's major product lines, AMTROL's products are considered the industry standard, a key marketing advantage, because of their recognized quality and reliability.

    The Company's strong reputation and brand recognition ensure that nearly every significant wholesaler carries at least one AMTROL product. This facilitates new product introduction, effectively "pulling" the Company's new products through its distribution system. AMTROL also offers a broad range of products, including over 100 models of well water accumulators. This broad product offering allows AMTROL's customers to consolidate their suppliers and to purchase and manage inventory more efficiently. These factors have established the Company's products as a preferred brand and allow the Company to realize premium pricing on most of its branded products.

    During its 50-year history, the Company has built a strong franchise with wholesalers and original equipment manufacturers ("OEMs"), resulting in a broad distribution network serving more than 5,000 customers throughout North America. In 1995, approximately 13% of the Company's net sales were derived from international markets, and the Company is expanding internationally, especially in the fast growing Asia/Pacific region. The Company recently opened a new manufacturing facility in Singapore and intends to introduce several new products which the Company believes will be well received in international markets. In addition, the Company has recently refocused its efforts to better serve the do-it-yourself ("DIY") market, a rapidly growing channel of distribution, primarily through private label arrangements with Lowe's Companies, Menards, Cotter & Company (True Value) and Ace Hardware.

    The Company's principal executive offices are located at 1400 Division Road, West Warwick, Rhode Island 02893 (telephone number: (401) 884-6300).

NEW MANAGEMENT AND BUSINESS STRATEGY

    Upon the Merger, Mr. John P. ("Jack") Cashman became the Chairman, Chief Executive Officer and President of the Company. Mr. Cashman has over 30 years of general industrial management experience in the filtration, minerals, building products and pharmaceutical industries, most recently as Chairman and Co-Chief Executive Officer of R.P. Scherer Corporation ("R.P. Scherer"). Mr. Cashman joined R.P. Scherer concurrent with that company's leveraged buyout in 1989. Under Mr. Cashman's leadership, R.P. Scherer's management successfully implemented a strategy which resulted in significantly reduced operating costs and rapid international and U.S. sales growth. Since the announcement of the Merger on August 29, 1996, Mr. Cashman has worked closely with key members of AMTROL's management to develop a new strategic plan. To implement this new strategic plan, a new streamlined management structure has been put in place.

    Since the beginning of October 1996, the Company has been executing the new strategic plan, which is designed to immediately reduce costs and capitalize on AMTROL's position as a technological and market leader. The new strategic plan consists of the following key elements:

    - REDUCE OPERATING EXPENSES. The Company has already initiated a series of actions designed to immediately reduce operating expenses and to establish new managerial and organizational accountability. In addition to cutting corporate overhead, the Company plans to further reduce manufacturing costs through the reduction of fixed manufacturing costs, process improvements and the discontinuation of an unprofitable product line. As a result, the Company expects to realize approximately $9.7 million of permanent annual cost savings by the end of 1997.

    - ENHANCE SALES AND PROFITABILITY OF CORE PRODUCT OFFERINGS. The Company intends to implement a series of initiatives to reinvigorate sales growth and increase profitability of its core product offerings. To accomplish this, the Company will seek agreements with major pump and boiler OEMs to incorporate AMTROL products into complete systems solutions and will modify current products to enhance appearance, facilitate installation or meet the requirements of specific domestic and international markets. The Company will also expand its efforts to educate customers about the benefits of AMTROL products, especially in international markets. These actions are expected to increase demand for AMTROL's core products and allow AMTROL to continue to realize premium pricing and achieve a more favorable product mix.

    - INTRODUCE NEW PRODUCTS. The Company intends to use new product introductions to pursue international growth, broaden existing product lines and focus on attractive niche market segments within the broader water systems and HVAC markets. AMTROL is a technological leader and historically has successfully identified trends in the market and capitalized on these trends by introducing new products. For example, in recognition of demand for an energy efficient alternative to conventional potable water heaters, AMTROL successfully developed and introduced the Hot Water Maker line of indirect-fired water heaters. Similarly, AMTROL was able to apply its pressure regulating technology to develop the Therm-X-Trol, a product designed to facilitate compliance with increasingly stringent requirements for backflow prevention systems. As a result of the Company's increased focus on research and development, AMTROL has developed several new products designed to meet the demands of both the domestic and international markets. For example, the Company is currently field testing a potable water heater that efficiently utilizes the thermal waste energy produced by air conditioning units. New products expected to be introduced in 1997 include a small pressure boosting system for international markets, a composite reverse osmosis vessel for both the domestic and international markets and an indirect-fired water heater designed for use with European wall-hung boiler units.

    - GROW INTERNATIONALLY. As a result of the Company's strong brand names, broad product offerings and core water systems expertise, AMTROL is well positioned to capitalize on growing global demand for enhanced water pressure control and improved water quality and refrigerant systems. In the developing economies of the Asia/Pacific region and Latin America/Mexico, demand for water purification and filtration products, pressure boosting systems and refrigerant gases is growing rapidly. In Europe, the large hydronic heating market (believed by the Company to be ten times the size of the U.S. market) and the general lack of adequate water pressure in municipal systems represent excellent opportunities for the Company to capitalize on its core product expertise. The Company believes that establishing local manufacturing and distribution facilities in international markets is critical to the Company's ability to build strong customer relationships, understand local product preferences and be price competitive while maintaining appropriate profit margins. The Company has recently commenced manufacturing activities at its new facility in Singapore and the Company has also increased the number of its distributors in the Asia/Pacific region from 12 to 45 in the past two years. In addition, the Company has been pursuing and intends to continue to selectively pursue joint ventures, OEM alliances and acquisitions to further its international growth strategy.

                                   THE MERGER

    Upon the approval of the shareholders of AMTROL at a special meeting held on November 12, 1996, Acquisition was merged with and into AMTROL on November 13, 1996. As a result of the Merger, AMTROL became a wholly owned subsidiary of Holdings, which is controlled by Cypress. Cypress manages a $1.05 billion private equity fund which seeks to achieve long-term capital appreciation through investing in a variety of privately negotiated transactions. The Cypress investment philosophy is based on its strategy of teaming with manager/partners to invest in established operating businesses that have historically demonstrated strong cash flow generating ability and that have a favorable outlook for growth. Prior to founding Cypress, the Cypress professionals worked together managing the 1989 merchant banking fund of Lehman Brothers Inc., which included investments in R.P. Scherer, Infinity Broadcasting Corporation, Lear Corporation and Illinois Central Corporation.

    The aggregate consideration paid pursuant to the Merger, including amounts payable to holders of outstanding options for AMTROL common stock, was approximately $218.9 million. Immediately prior to the Merger, certain members of management exchanged a portion of their options for AMTROL common stock for options for Holdings common stock.

    The Old Notes were issued by Acquisition as part of the financings to consummate the Merger and, thereupon, became obligations of AMTROL. The balance of the proceeds necessary to consummate the Merger was obtained from borrowings under a credit agreement (the "Bank Credit Facility") entered into by Acquisition and a group of banks simultaneously with the consummation of the placement of the Old Notes (the "Offering"), as well as equity contributions from affiliates of Cypress (the "Equity Contribution"). A portion of the fees and expenses relating to these transactions was paid from AMTROL's cash. The Merger, the Offering, the borrowings under the Bank Credit Facility, the Equity Contribution and the application of the proceeds of the foregoing are hereinafter referred to as the "Transactions."

    The following table sets forth the sources and uses of funds in connection with the Merger and the other Transactions:

                                       AMOUNT                                             AMOUNT
         SOURCES OF FUNDS           (IN MILLIONS)            USES OF FUNDS             (IN MILLIONS)
----------------------------------  -------------  ----------------------------------  -------------
Term loans........................    $    45.0    Merger consideration..............    $   210.3
Notes.............................        115.0    Option cancellation...............          8.6
Equity Contribution(a)............         69.3    Estimated Transaction fees and
Cash..............................          2.6    expenses(b).......................         13.0
                                         ------                                             ------
    Total.........................    $   231.9    Total.............................    $   231.9
                                         ------                                             ------
                                         ------                                             ------

----------------

    (a) Includes the exchange by management of a portion of their options for AMTROL common stock for options for Holdings common stock.

    (b) Includes underwriting discounts and commissions in connection with the Offering and approximately $3.6 million of costs that were incurred by the Company during the period immediately prior to the Merger.

                               THE EXCHANGE OFFER

    The Exchange Offer relates to the exchange of up to $115.0 million aggregate principal amount of Old Notes for an equal aggregate principal amount of New Notes. The New Notes are obligations of the Company entitled to the benefits of the Indenture relating to the Old Notes. The form and terms of the New Notes are the same as the form and terms of the Old Notes except that the New Notes have been registered under the Securities Act, and following the completion of the Exchange Offer, the Notes generally will not be entitled to a contingent increase in the interest rate otherwise provided under certain circumstances.

The Exchange Offer................  $1,000 principal amount of New Notes will be issued in exchange for each $1,000 principal amount of Old Notes
                                    validly tendered pursuant to the Exchange Offer. As of
                                    the date hereof, $115.0 million in aggregate principal
                                    amount of Old Notes are outstanding. The Company will
                                    issue the New Notes to tendering holders of Old Notes on
                                    or promptly after the Expiration Date.

Resale of the New Notes...........  Based on interpretations by the staff of the Commission set forth in no-action letters issued to third parties,
                                    the Company believes that New Notes issued pursuant to
                                    the Exchange Offer in exchange for Old Notes may be
                                    offered for resale, resold and otherwise transferred by
                                    any holder thereof (other than (i) a broker-dealer who
                                    purchased such Old Notes directly from the Company for
                                    resale pursuant to Rule 144A or any other available
                                    exemption under the Securities Act or (ii) a person that
                                    is an "affiliate" of the Company within the meaning of
                                    Rule 405 under the Securities Act) without compliance
                                    with the registration and prospectus delivery provisions
                                    of the Securities Act, provided that the holder is
                                    acquiring the New Notes in its ordinary course of
                                    business and is not participating, and has no
                                    arrangement or understanding with any person to
                                    participate, in the distribution of the New Notes. In
                                    the event that the Company's belief is inaccurate,
                                    holders of New Notes who transfer New Notes in violation
                                    of the prospectus delivery provisions of the Securities
                                    Act and without an exemption from registration
                                    thereunder may incur liability under the Securities Act.
                                    The Company does not assume or indemnify holders against
                                    such liability.

                                    Each broker-dealer that receives New Notes in exchange
                                    for Old Notes held for its own account, as a result of
                                    market-making activities or other trading activities,
                                    must acknowledge that it will deliver a Prospectus in
                                    connection with any resale of such New Notes. The Letter
                                    of Transmittal states that by so acknowledging and by
                                    delivering a prospectus, such broker-dealer will not be
                                    deemed to admit that it is an "underwriter" within the
                                    meaning of the Securities Act. This Prospectus, as it
                                    may be amended or supplemented from time to time, may be
                                    used by such broker-dealer in connection with resales of
                                    New Notes received in exchange for Old Notes. The
                                    Company has agreed that, for a period of 120 days after
                                    the Expiration Date it

                                    will make this Prospectus and any amendment or
                                    supplement to this Prospectus available to any such
                                    broker-dealer for use in connection with any such
                                    resales. See "Plan of Distribution." The Company
                                    believes that no registered holder of the Old Notes is
                                    an affiliate (as such term is defined in Rule 405 of the
                                    Securities Act) of the Company.

                                    This Exchange Offer is not being made to, nor will the
                                    Company accept surrenders for exchange from, holders of
                                    Old Notes in any jurisdiction in which this Exchange
                                    Offer or the acceptance thereof would not be in
                                    compliance with the securities or blue sky laws of such
                                    jurisdiction.

Expiration of Exchange Offer......  5:00 p.m., New York City time, on           , 1997,
                                    unless the Exchange Offer is extended, in which case the
                                    term "Expiration Date" means the latest date and time to
                                    which the Exchange Offer is extended. See "The Exchange
                                    Offer-- Expiration Date; Extensions; Amendments."

Accrued Interest..................  The New Notes bear interest from November 13, 1996.
                                    Holders of Old Notes whose Old Notes are accepted for
                                    exchange will be deemed to have waived the right to
                                    receive any payment in respect of interest on such Old
                                    Notes accrued from November 13, 1996 to the date of the
                                    issuance of the New Notes. Consequently, holders who
                                    exchange their Old Notes for New Notes will receive the
                                    same interest payment on June 30, 1997 (the first
                                    interest payment date with respect to the Old Notes and
                                    the New Notes) that they would have received had they
                                    not accepted the Exchange Offer. See "The Exchange
                                    Offer-- Interest on the New Notes."

Termination of the Exchange         The Exchange Offer shall not be subject to any
  Offer...........................  conditions, other than (i) that the Exchange Offer does not violate applicable law or any applicable
                                    interpretation of the staff of the Commission, (ii) that
                                    no action or proceeding shall have been instituted or
                                    threatened in any court or by or before any governmental
                                    agency or body with respect to the Exchange Offer, (iii)
                                    that there shall not have been adopted or enacted any
                                    law, statute, rule or regulation that would render the
                                    Exchange Offer illegal, and (iv) such other conditions
                                    as may be reasonably acceptable to the Placement Agents
                                    which, in the Company's judgment, would reasonably be
                                    expected to impair the ability of the Company to proceed
                                    with the Exchange Offer. There can be no assurance that
                                    any such condition will not occur. Holders of Old Notes
                                    will have certain rights against the Company under the
                                    Registration Agreement should the Company fail to
                                    consummate the Exchange Offer. See "The Exchange
                                    Offer--General" and "-- Termination."

Procedures for Tendering Old        Each holder of Old Notes wishing to accept the Exchange
  Notes...........................  Offer must complete, sign and date the Letter of
                                    Transmittal, or a facsimile thereof, in accordance with
                                    the instructions contained herein and therein, and mail
                                    or otherwise deliver such Letter of

                                    Transmittal, or such facsimile, together with any other
                                    required documentation, to The Bank of New York, as
                                    Exchange Agent, at the address set forth herein and
                                    therein. See "The Exchange Offer--Procedures for
                                    Tendering."

                                    By executing the Letter of Transmittal, each holder will
                                    represent to the Company that, among other things, (i)
                                    the New Notes acquired pursuant to the Exchange Offer
                                    are being obtained in the ordinary course of business of
                                    the person receiving such New Notes, whether or not such
                                    person is the holder, (ii) neither the holder nor any
                                    such other person has an arrangement or understanding
                                    with any person to participate in the distribution of
                                    such New Notes and (iii) neither the holder nor any such
                                    other person is an "affiliate," as defined in Rule 405
                                    under the Securities Act, of the Company or, if an
                                    affiliate, such holder will comply with the registration
                                    and prospectus delivery requirements of the Securities
                                    Act to the extent applicable.

Special Procedures for              Any beneficial holder whose Old Notes are registered in
  Beneficial......................  the name of a broker, dealer, commercial bank, trust
  Holders                           company or other nominee and who wishes to tender in the
                                    Exchange Offer should contact such registered holder
                                    promptly and instruct such registered holder to tender
                                    on its behalf. If such beneficial holder wishes to
                                    tender on his own behalf, such beneficial holder must,
                                    prior to completing and executing the Letter of
                                    Transmittal and delivering its Old Notes, either make
                                    appropriate arrangements to register ownership of the
                                    Old Notes in such holder's name or obtain a properly
                                    competed bond power from the registered holder. The
                                    transfer of record ownership may take considerable time.
                                    See "The Exchange Offer--Procedures for Tendering."

Guaranteed Delivery Procedures....  Holders of Old Notes who wish to tender their Old Notes and whose Old Notes are not immediately available or who
                                    cannot deliver their Old Notes (or who cannot complete
                                    the procedure for book-entry transfer on a timely basis)
                                    and a properly completed Letter of Transmittal or any
                                    other documents required by the Letter of Transmittal to
                                    the Exchange Agent prior to the Expiration Date may
                                    tender their Old Notes according to the guaranteed
                                    delivery procedures set forth in "The Exchange
                                    Offer--Guaranteed Delivery Procedures."

Withdrawal Rights.................  Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration
                                    Date. See "The Exchange Offer--Withdrawal of Tenders."

Acceptance of Old Notes and.......  Subject to certain conditions (as summarized above in
  Delivery of New Notes             "Termination of the Exchange Offer" and described more
                                    fully under "The Exchange Offer--Termination"), the
                                    Company will accept for exchange any and all Old Notes
                                    which are properly tendered in the Exchange Offer and
                                    not validly withdrawn prior to 5:00 p.m., New York City
                                    time, on the Expiration Date. The

                                    New Notes issued pursuant to the Exchange Offer will be
                                    delivered promptly following the Expiration Date. See
                                    "The Exchange Offer--General."

Certain Tax Considerations........  The exchange pursuant to the Exchange Offer should not be a taxable event for federal income tax purposes. See
                                    "Certain United States Federal Tax Considerations."

Exchange Agent....................  The Bank of New York, the Trustee under the Indenture, is serving as exchange agent (the "Exchange Agent") in
                                    connection with the Exchange Offer. The address of the
                                    Exchange Agent is: The Bank of New York, Reorganization
                                    Section, 101 Barclay Street, Floor 7 East, New York, New
                                    York 10286, Attention: Enrique Lopez. For information
                                    with respect to the Exchange Offer, the telephone number
                                    for the Exchange Agent is (212) 815-2742 and the
                                    facsimile number for the Exchange Agent is (212)
                                    517-3080.

Use of Proceeds...................  There will be no cash proceeds payable to the Company from the issuance of the New Notes pursuant to the
                                    Exchange Offer.

                                 THE NEW NOTES

Issuer............................  AMTROL Inc.

Securities Offered................  $115,000,000 aggregate principal amount of 10 5/8%
                                    Senior Subordinated Notes Due 2006.

Maturity..........................  December 31, 2006.

Interest..........................  Payable semi-annually in cash, on June 30 and December
                                    31, commencing on June 30, 1997.

Optional Redemption...............  The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after December
                                    31, 2001, initially at 105.313% of their principal
                                    amount, plus accrued interest, declining ratably to 100%
                                    of their principal amount, plus accrued interest, on or
                                    after December 31, 2003.

                                    In addition, at the option of the Company, at any time
                                    prior to December 31, 1999, up to 35% of the original
                                    principal amount of the Notes will be redeemable from
                                    the proceeds of one or more Public Equity Offerings (as
                                    defined herein), at 110.625% of their principal amount,
                                    plus accrued interest; PROVIDED, HOWEVER, that at least
                                    $74.0 million in aggregate principal amount of Notes
                                    must remain outstanding immediately after the occurrence
                                    of any such redemption. See "Description of the New
                                    Notes--Optional Redemption."

Change of Control.................  Upon a Change of Control (as defined herein), the
                                    Company will be required to make an offer to purchase
                                    the Notes at a

                                    purchase price equal to 101% of their principal amount,
                                    plus accrued interest. See "Description of the New
                                    Notes--Certain Covenants--Change of Control."

Ranking...........................  The Notes will be unsecured, general obligations of the
                                    Company, subordinated in right of payment to all
                                    existing and future Senior Indebtedness of the Company,
                                    including indebtedness under the Bank Credit Facility.
                                    The Notes will rank PARI PASSU in right of payment with
                                    any future senior subordinated indebtedness of the
                                    Company and will be senior in right of payment to all
                                    existing and future subordinated indebtedness of the
                                    Company. In addition, the Notes will be effectively
                                    subordinated to all liabilities of the Company's
                                    subsidiaries, including trade payables. At September 28,
                                    1996, on a pro forma basis after giving effect to the
                                    Transactions, the Company (excluding its subsidiaries)
                                    would have had approximately $160.0 million of
                                    Indebtedness outstanding, of which $45.0 million would
                                    have been Senior Indebtedness, and the Company's
                                    subsidiaries would have had approximately $2.6 million
                                    of liabilities (excluding guarantees of the Company's
                                    obligations under the Bank Credit Facility). See "Risk
                                    Factors-- Subordination of the Notes" and "Description
                                    of the New Notes-- Ranking."

Certain Covenants.................  The indenture pursuant to which the Notes will be issued
                                    (the "Indenture") will contain certain covenants for the
                                    benefit of the holders of the Notes (the "Holders"),
                                    including, among others, covenants limiting the
                                    incurrence of additional indebtedness, the payment of
                                    dividends, the redemption of capital stock, the making
                                    of certain investments, the issuance of capital stock of
                                    subsidiaries, the creation of dividend and other
                                    restrictions affecting subsidiaries, transactions with
                                    affiliates, asset sales and certain mergers and
                                    consolidations. However, these limitations will be
                                    subject to a number of important qualifications and
                                    exceptions. See "Description of the New Notes--Certain
                                    Covenants."

Use of Proceeds...................  There will be no cash proceeds to the Company from the exchange pursuant to the Exchange Offer.

Registration Rights...............  In connection with the sale of the Old Notes, the
                                    Company agreed in the Registration Agreement to use its
                                    best efforts to cause the registration statement (the
                                    "Registration Statement") of which this Prospectus is a
                                    part to become effective with respect to the Exchange
                                    Offer for the New Notes and to consummate the Exchange
                                    Offer by May 12, 1997.

                                    In the event that the applicable interpretations of the
                                    staff of Commission do not permit the Company to effect
                                    the Exchange Offer, or if for any other reason the
                                    Exchange Offer is not consummated within 180 days of
                                    November 13, 1996 (the "Issue Date"), or if the
                                    Placement Agents so request with respect to Old Notes
                                    not eligible to be exchanged for New Notes in the

                                    Exchange Offer or if any holder of Old Notes is not
                                    eligible to participate in the Exchange Offer or does
                                    not receive a freely tradeable New Note in the Exchange
                                    Offer, the Company will use its best efforts to file a
                                    shelf registration statement with respect to the resale
                                    of the Old Notes (the "Shelf Registration Statement"),
                                    and to keep the Shelf Registration Statement effective
                                    until November 13, 1999 or such shorter period as may be
                                    necessary for the resale of all Old Notes pursuant
                                    thereto.

                                    If (i) by December 28, 1996, neither the Exchange Offer
                                    Registration Statement nor the Shelf Registration
                                    Statement has been filed with the Commission; (ii) by
                                    May 12, 1997, neither the Exchange Offer is consummated
                                    nor the Shelf Registration Statement is declared
                                    effective; or (iii) after May 12, 1997, and after either
                                    the Exchange Offer Registration Statement or the Shelf
                                    Registration Statement is declared effective, such
                                    Registration Statement thereafter ceases to be effective
                                    or usable (subject to certain exceptions) in connection
                                    with resales of Old Notes or New Notes in accordance
                                    with and during the periods specified in the
                                    Registration Agreement (each such event referred to in
                                    clauses (i) through (iii), a "Failure to Register"), the
                                    interest rate borne by the Old Notes shall increase by
                                    an additional .50% per annum until such time as such
                                    Failure to Register is cured. See "The Exchange Offer."

                                  RISK FACTORS

    SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY HOLDERS OF THE OLD NOTES PRIOR TO TENDERING OLD NOTES IN THE EXCHANGE OFFER.

                               SUMMARY HISTORICAL
                          CONSOLIDATED FINANCIAL DATA

    The summary historical consolidated financial data presented below for and as of each of the years in the five-year period ended December 31, 1995 have been derived from the Consolidated Financial Statements of the Company, including the related notes thereto, which have been audited by Arthur Andersen LLP, independent certified public accountants. The summary historical consolidated financial data for each of the nine-month periods ended September 30, 1995 and September 28, 1996 and as of September 28, 1996 have been derived from unaudited consolidated financial statements of the Company which, in the opinion of management, include all adjustments (consisting only of normal recurring items) necessary for a fair and consistent presentation of such data. The results for the nine months ended September 28, 1996 are not necessarily indicative of results to be expected for the full fiscal year. The information set forth below should be read in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company, including the related notes thereto, appearing elsewhere in this Prospectus.

                                                                                                   NINE MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,                 ----------------------------
                                       -----------------------------------------------------  SEPTEMBER 30,  SEPTEMBER 28,
                                         1991       1992       1993       1994       1995         1995           1996
                                       ---------  ---------  ---------  ---------  ---------  -------------  -------------
                                                                (IN THOUSANDS, EXCEPT RATIO DATA)
STATEMENT OF OPERATIONS DATA:
  Net sales..........................  $ 134,421  $ 148,462  $ 164,295  $ 173,472  $ 172,454    $ 134,620      $ 134,816
  Cost of goods sold.................     95,468    103,521    116,180    123,184    124,303       96,491         98,018
                                       ---------  ---------  ---------  ---------  ---------  -------------  -------------
    Gross profit.....................     38,953     44,941     48,115     50,288     48,151       38,129         36,798
  Selling, general and administrative
    expenses.........................     26,491     28,731     29,099     30,402     29,943       22,568         22,793
  Plant closing charges..............         --         --         --         --      3,825        1,875             --
                                       ---------  ---------  ---------  ---------  ---------  -------------  -------------
    Income from operations...........     12,462     16,210     19,016     19,886     14,383       13,686         14,005
  Interest income (expense), net.....     (3,414)    (2,677)      (805)        (7)        60           30             31
  License and distributorship fees...        276        283        254        254        258          196            156
  Other income (expense), net........        112       (534)      (141)      (179)        65          104             84
                                       ---------  ---------  ---------  ---------  ---------  -------------  -------------
    Income before provision for
      income taxes and extraordinary
      item...........................      9,436     13,282     18,324     19,954     14,766       14,016         14,276
  Provision for income taxes.........      3,409      5,090      7,149      7,683      5,681        5,466          5,496
                                       ---------  ---------  ---------  ---------  ---------  -------------  -------------
    Income before extraordinary
      item...........................      6,027      8,192     11,175     12,271      9,085        8,550          8,780
  Extraordinary item.................       (522 (a)        --      (911 (a)        --        --          --          --
                                       ---------  ---------  ---------  ---------  ---------  -------------  -------------
    Net income.......................  $   5,505  $   8,192  $  10,264  $  12,271  $   9,085    $   8,550      $   8,780
                                       ---------  ---------  ---------  ---------  ---------  -------------  -------------
                                       ---------  ---------  ---------  ---------  ---------  -------------  -------------
OTHER DATA:
  Depreciation and amortization......  $   4,779  $   4,349  $   4,520  $   4,330  $   4,673    $   3,659      $   3,933
  Capital expenditures...............     12,193      2,849      7,382      4,902      5,492        4,531          8,053
  EBITDA(b)..........................     17,517     20,842     23,790     24,470     23,139       19,416         18,094
  Ratio of earnings to fixed charges
    (c)..............................        2.9x       5.3x      16.3x      38.0x      41.5x        51.5x          42.1x

                                                                             AS OF DECEMBER 31,                        AS OF
                                                            -----------------------------------------------------  SEPTEMBER 28,
                                                              1991       1992       1993       1994       1995         1996
                                                            ---------  ---------  ---------  ---------  ---------  -------------
                                                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital.........................................  $  17,956  $  20,833  $  28,454  $  37,293  $  43,303    $  42,743
  Total assets............................................     71,930     74,499     82,612     91,634     93,909       96,642
  Long-term debt, less current installments...............     32,774     29,676      3,333(d)     2,381        --          --
  Shareholders' equity....................................      9,172     16,656     53,017(d)    64,174    70,206      72,838

--------------

(a) Reflects an extraordinary loss of $.9 million ($.5 million net of tax benefits) in 1991 and $1.5 million ($.9 million net of tax benefits) in 1993 from the early extinguishment of debt.

(b) EBITDA represents income from operations before plant closing charges, plus depreciation and amortization and license and distributorship fees. EBITDA is presented because it is a widely accepted indicator of a company's ability to incur and service indebtedness. EBITDA (subject to certain adjustments) will be used to determine compliance with certain covenants in the Indenture. EBITDA, however, should not be considered as an alternative to net income, as a measure of the Company's operating results, or as an alternative to cash flow, as a measure of liquidity.

(c) For purposes of this computation, earnings represent net income before extraordinary item, income taxes, plant closing charges and fixed charges. Fixed charges consist of interest expense, capitalized interest, the interest component of operating leases and amortization of deferred financing costs.

(d) As described in Note 3 of the Notes to the Consolidated Financial Statements of the Company appearing elsewhere in this Prospectus, in 1993 the Company completed an initial public offering of its common stock and used the net proceeds to reduce its indebtedness.

                        SUMMARY PRO FORMA FINANCIAL DATA

    The summary unaudited pro forma financial data presented below (the "Pro Forma Financial Data") are based on the Consolidated Financial Statements of the Company, including the related notes thereto, appearing elsewhere in this Prospectus, adjusted to give effect to the Transactions. The pro forma statement of operations data for the year ended December 31, 1995 and the nine months ended September 28, 1996 give effect to the Transactions as if they were consummated on January 1, 1995. The pro forma balance sheet data give effect to the Transactions as if they were consummated on September 28, 1996. The pro forma adjustments are based upon available information and certain assumptions that management of the Company believes are reasonable. The Pro Forma Financial Data do not purport to represent what the Company's results of operations or financial position would actually have been had the Transactions, in fact, occurred on such dates, or to project the Company's results of operations or financial position for any future period or date. The Pro Forma Financial Data should be read in conjunction with "Pro Forma Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company, including the related notes thereto, appearing elsewhere in this Prospectus.

                                                        YEAR ENDED                     NINE MONTHS ENDED
                                                    DECEMBER 31, 1995                  SEPTEMBER 28, 1996
                                                  ----------------------             ----------------------
                                                   ACTUAL     PRO FORMA               ACTUAL     PRO FORMA
                                                  ---------  -----------             ---------  -----------
                                                              (IN THOUSANDS, EXCEPT RATIO DATA)
Statement of Operations Data:
 Net sales......................................  $ 172,454   $ 169,862(a)           $ 134,816   $ 131,386(a)
 Cost of goods sold.............................    124,303     121,053         )(d     98,018      94,278 (a)(b)(c)(d
                                                  ---------  -----------             ---------  -----------
    Gross profit................................     48,151      48,809                 36,798      37,108
 Selling, general and administrative expenses...     29,943      26,249         )(e     22,793      20,645 (a)(b)(c)(e
 Amortization expense...........................         --       3,773   )(g               --       2,830(f)(g)
 Plant closing charges..........................      3,825       3,825                     --          --
                                                  ---------  -----------             ---------  -----------
    Income from operations......................     14,383      14,962                 14,005      13,633
 Interest income (expense), net.................         60     (16,841)(h)                 31     (12,645)(h)
 License and distributorship fees...............        258         258                    156         156
 Other income, net..............................         65          65                     84          84
                                                  ---------  -----------             ---------  -----------
    Income before provision for income taxes....     14,766      (1,556)                14,276       1,228
 Provision for income taxes.....................      5,681         854(i)               5,496       1,562(i)
                                                  ---------  -----------             ---------  -----------
      Net income................................  $   9,085   $  (2,410)             $   8,780   $    (334)
                                                  ---------  -----------             ---------  -----------
                                                  ---------  -----------             ---------  -----------

Other Data:
 Depreciation and amortization..................  $   4,673   $   9,430              $   3,933   $   7,502
 Capital expenditures...........................      5,492       5,492                  8,053       8,053
 EBITDA(j)......................................     23,139      28,475                 18,094      21,291
 Ratio of EBITDA to total cash interest
   expense(k)...................................                    1.8x                               1.8x
 Ratio of earnings to fixed charges(l)..........                    1.1x                               1.1x

------------------

(a) Reflects reductions in net sales, cost of goods sold and selling, general and administrative expenses that the Company expects to realize from the discontinuance of the Company's "4BA" reusable pressure-rated cylinder product line in the fourth quarter of 1996 as follows:

                                                                 YEAR ENDED        NINE MONTHS ENDED
                                                              DECEMBER 31, 1995   SEPTEMBER 28, 1996
                                                             -------------------  -------------------
                                                                          (IN THOUSANDS)
Net sales..................................................       $  (2,592)           $  (3,430)
Cost of goods sold.........................................          (3,836)              (4,180)
Selling, general and administrative expenses...............             (70)                 (55)

(b) Reflects cost savings the Company expects to realize from its targeted workforce reduction program undertaken in the fourth quarter of 1996 and the reorganization within the Chairman's office in connection with the Merger as follows:

                                                                 YEAR ENDED        NINE MONTHS ENDED
                                                              DECEMBER 31, 1995   SEPTEMBER 28, 1996
                                                             -------------------  -------------------
                                                                          (IN THOUSANDS)
Cost of goods sold.........................................       $    (300)           $    (225)
Selling, general and administrative expenses...............          (3,287)              (1,841)

                                               (FOOTNOTES CONTINUE ON NEXT PAGE)

(c) Reflects adjustments related to increased depreciation resulting from the preliminary purchase price allocation as follows:

                                                                 YEAR ENDED        NINE MONTHS ENDED
                                                              DECEMBER 31, 1995   SEPTEMBER 28, 1996
                                                             -------------------  -------------------
                                                                          (IN THOUSANDS)
Cost of goods sold.........................................       $     886            $     665
Selling, general and administrative expenses...............              98                   74

(d) Excludes a non-recurring adjustment to cost of goods sold resulting from the preliminary purchase price allocation, which increased the estimated fair value of finished goods inventories acquired by $2.5 million at September 28, 1996. This amount will be recorded in cost of goods sold subsequent to the Merger as the acquired inventory is sold.

(e) Reflects the elimination of annual costs of $435,000 related to operating as a public company that the Company expects to realize as a result of the Merger and subsequent operation as a privately held company.

(f) Excludes a non-recurring adjustment to amortization expense of $1.0 million resulting from the preliminary purchase price allocation related to in-process research and development costs. This amount will be recorded in amortization expense in the first quarter following the effective date of the Merger.

(g) Reflects increases in amortization expense resulting from the preliminary purchase price allocation based on the estimated useful lives of the related intangible assets. Pro forma amortization of intangible assets for the Merger is calculated based on estimated useful lives of 40 years.

(h) Reflects pro forma interest expense on indebtedness incurred in connection with the Merger as follows:

                                                                 YEAR ENDED        NINE MONTHS ENDED
                                                              DECEMBER 31, 1995   SEPTEMBER 28, 1996
                                                             -------------------  -------------------
                                                                          (IN THOUSANDS)
Revolving credit facility(i)...............................       $     150            $     113
Term loans(ii).............................................           3,825                2,869
Notes(ii)..................................................          12,219                9,164
Amortization of debt issuance costs(iii)...................             707                  530
                                                                    -------              -------
      Total................................................       $  16,901            $  12,676
                                                                    -------              -------
                                                                    -------              -------

       -------------------------

       (i) Reflects a commitment fee related to the total unused portion of available credit.

       (ii) Reflects term loans under the Bank Credit Facility of $45.0 million (assuming for pro forma purposes a weighted average interest rate of 8.5%) and the sale of $115.0 million of the Notes. A .125% change in the interest rate on the Bank Credit Facility would change the Company's pro forma interest expense for the periods presented above by $56,250 and $42,188, respectively.

       (iii) The financing costs incurred of $6.5 million associated with the term loans under the Bank Credit Facility and the Notes have been capitalized as deferred charges and are being amortized over the assumed term of the related debt, 7.5 years and 10 years, respectively.

(i) Income tax adjustments have been calculated using a combined state and federal statutory income tax rate of approximately 38.5%. The primary difference between the provision calculated at statutory rates and the amount reflected in the pro forma statements is attributable to nondeductible goodwill.

(j) EBITDA represents income from operations before plant closing charges, plus depreciation and amortization and license and distributorship fees. EBITDA is presented because it is a widely accepted indicator of a company's ability to incur and service indebtedness. EBITDA (subject to certain adjustments) will be used to determine compliance with certain covenants in the Indenture. EBITDA, however, should not be considered as an alternative to net income, as a measure of the Company's operating results, or as an alternative to cash flow, as a measure of liquidity.

(k) Cash interest expense represents total interest expense less amortization of debt issuance costs and interest income.

(l) For purposes of this computation, earnings represent net income before income taxes, plant closing charges and fixed charges. Fixed charges consist of interest expense, capitalized interest, the interest component of operating leases and amortization of deferred financing costs.

                                                                                                   AS OF
                                                                                             SEPTEMBER 28, 1996
                                                                                           ----------------------
                                                                                            ACTUAL     PRO FORMA
                                                                                           ---------  -----------
                                                                                               (IN THOUSANDS)
Balance Sheet Data:
Assets
  Current assets:
    Cash and cash equivalents............................................................  $   3,422   $     800(a)
    Accounts receivable, net.............................................................     30,451      30,451
    Inventories..........................................................................     22,686      25,186(b)
    Prepaid income taxes.................................................................      1,714         865(b)
    Prepaid expenses and other...........................................................      1,372       1,372
    Net assets held for sale.............................................................      1,786       1,786
                                                                                           ---------  -----------
      Total current assets...............................................................     61,431      60,460
                                                                                           ---------  -----------
  Other assets:
    Property, plant and equipment, net...................................................     32,089      37,089(b)
    Intangible assets....................................................................        489     151,422(b)
    Other assets.........................................................................      2,633       9,133(b)
                                                                                           ---------  -----------
        Total assets.....................................................................  $  96,642   $ 258,104
                                                                                           ---------  -----------
                                                                                           ---------  -----------
Liabilities and Shareholders' Equity
  Current liabilities:
    Current installments of long-term debt...............................................  $      --   $      --
    Accounts payable.....................................................................      9,203       9,203
    Accrued expenses.....................................................................      8,620      13,620(b)
    Accrued income taxes.................................................................        865         865
                                                                                           ---------  -----------
      Total current liabilities..........................................................     18,688      23,688
  Non-current liabilities:
    Other non-current liabilities........................................................      4,669       4,669
    Deferred income taxes................................................................        447         447
    Long-term debt.......................................................................         --     160,000(a)
                                                                                           ---------  -----------
        Total liabilities................................................................     23,804     188,804
        Shareholders' equity.............................................................     72,838      69,300(c)
                                                                                           ---------  -----------
            Total liabilities and shareholders' equity...................................  $  96,642   $ 258,104
                                                                                           ---------  -----------
                                                                                           ---------  -----------

------------------

(a) Reflects the acquisition of the common stock of the Company in the Merger and the related financing transactions as follows:

                                                                                       (IN MILLIONS)
Uses of Funds:
  Merger consideration...............................................................    $   210.3
  Option cancellation................................................................          8.6
  Estimated Transaction fees and expenses (i)........................................         13.0
                                                                                            ------
      Total..........................................................................    $   231.9
                                                                                            ------
                                                                                            ------
Sources of Funds:
  Term loans.........................................................................    $    45.0
  Notes..............................................................................        115.0
  Equity Contribution (ii)...........................................................         69.3
  Cash...............................................................................          2.6
                                                                                            ------
      Total..........................................................................    $   231.9
                                                                                            ------
                                                                                            ------

       -------------------------

       (i) Includes underwriting discounts and commissions in connection with the Offering and approximately $3.6 million of costs that were incurred by the Company during the period immediately prior to the Merger.

       (ii) Includes the exchange by management of a portion of their options for AMTROL common stock for options for Holdings common stock.

(b) Reflects the estimated allocation of the purchase price as follows:

                                                                                       (IN MILLIONS)
Total consideration..................................................................    $   231.9
Historical net assets................................................................         72.8
                                                                                            ------
    Amount to be allocated...........................................................    $   159.1
                                                                                            ------
                                                                                            ------
Allocated to:
  Inventories........................................................................    $     2.5
  Property, plant and equipment......................................................          5.0
  Intangible assets..................................................................        150.9
  Deferred charges...................................................................          6.5
  Accrued expenses...................................................................         (5.0)
  Income tax valuation allowance.....................................................          (.8)
                                                                                            ------
      Total..........................................................................    $   159.1
                                                                                            ------
                                                                                            ------

(c) Represents the elimination of historical equity of $72.8 million and the Equity Contribution of $69.3 million.

                                  RISK FACTORS

    PROSPECTIVE PURCHASERS SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS, AS WELL AS THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, BEFORE TENDERING OLD NOTES IN EXCHANGE FOR THE NEW NOTES OFFERED HEREBY. THE RISK FACTORS SET FORTH BELOW ARE GENERALLY APPLICABLE TO THE NEW NOTES AS WELL AS THE OLD NOTES.

CONSEQUENCE OF FAILURE TO EXCHANGE

    Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Old Notes as set forth in the legend thereon as a consequence of the offer or sale of the Old Notes pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register the Old Notes under the Securities Act or any state securities laws. Based on interpretations by the staff of the Commission, the Company believes that New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold or otherwise transferred by holders thereof (other than any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities
Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holders' business and such holders have no arrangement with any person to participate in the distribution of such New Notes. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such New Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The interpretations by the staff of the Commission on which the Company has relied were based on no-action letters issued by the staff of Commission to third parties. The Company has not sought, and does not intend to seek, its own no-action letter and there can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer. See "Plan of Distribution."

SUBSTANTIAL LEVERAGE

    The Company incurred substantial indebtedness in connection with the Transactions and is highly leveraged. At September 28, 1996, on a pro forma basis after giving effect to the Transactions, the Company's total consolidated indebtedness would have been approximately $160.0 million, and the Company's ratio of total debt to total capitalization on a consolidated basis would have been approximately 70%. See "Capitalization."

    The degree to which the Company is leveraged could have important consequences to the holders of the Notes, including the following: (i) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions or other purposes may be impaired; (ii) a substantial portion of the Company's cash flow from operations will be required for the payment of principal and interest on its indebtedness, thereby reducing the funds available to the Company for its operations and other purposes; (iii) the Company may be substantially more leveraged than certain of its competitors, which may place the Company at a competitive disadvantage; and (iv) the Company's substantial degree of leverage may hinder its ability to adjust rapidly to changing market conditions and could make it more vulnerable in the event of a downturn in general economic conditions or its business. In addition, certain of the Company's borrowings are, and will continue to be, at variable rates of interest, which exposes the Company to the risk of increased interest rates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of the New Notes" and "Description of Bank Credit Facility."

    The Company will be required to make scheduled principal payments under the Bank Credit Facility commencing at the end of the Company's first fiscal quarter of 1997 and pay principal on the Notes at maturity in 2006. The Company's ability to make scheduled principal payments, or to refinance its obligations, with respect to its indebtedness, and to pay interest thereon, will depend on its financial and operating performance, which, in turn, is subject to prevailing economic conditions and to certain financial, business and other factors beyond the Company's control. If the Company's cash flow and capital resources are insufficient to fund its debt service obligations, the Company may be forced to refinance all or a portion of its existing indebtedness (including the Notes) or to sell all or a portion of its assets. There can be no assurance as to the timing of any asset sales or the proceeds which the Company could realize therefrom. In addition, the terms of the Bank Credit Facility and the Indenture restrict the ability of the Company to sell assets and the Company's use of the proceeds therefrom. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," "Description of Bank Credit Facility" and "Description of the New Notes."

    An element of the Company's new business strategy is to achieve significant annual cost savings. See "Business--New Management and Business Strategy--Reduce Operating Expenses." The Company's ability to successfully implement its new business strategy, and to achieve the estimated cost savings, is subject to a number of factors, many of which are beyond the control of the Company. There can be no assurance that the Company will be able to achieve the estimated cost savings or the timing of achieving such cost savings. A failure to achieve the estimated cost savings could have a material effect on the Company's ability to service its indebtedness.

RESTRICTIVE DEBT COVENANTS

    The terms of the Bank Credit Facility and the Indenture include certain restrictive covenants, including, among others, covenants significantly limiting or prohibiting the ability of the Company and certain of its subsidiaries to incur indebtedness, prepay certain indebtedness, pay dividends, make investments, engage in transactions with shareholders and affiliates, incur liens, create restrictions on the ability of certain subsidiaries to pay dividends or make certain payments to the Company, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company. The covenants may significantly limit the operating and financial flexibility of the Company and may limit its ability to respond to changes in its business or competitive activities. In addition, the Company is required under the Bank Credit Facility to maintain certain specified financial ratios. The ability of the Company to comply with such provisions may be affected by events beyond its control. The breach of any of these covenants or the inability of the Company to comply with the required financial ratios could result in a default under the Bank Credit Facility or the Indenture. In the event of any such default, depending on the actions taken by the lenders under the Bank Credit Facility (the "Lenders"), the Company could be prohibited from making any payments of principal or interest on the Notes. In addition, the Lenders could elect to declare all amounts borrowed under the Bank Credit Facility, together with accrued interest, to be due and payable. If the Company were unable to repay such borrowings, the Lenders could proceed against their collateral. If the indebtedness under the Bank Credit Facility were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay such indebtedness and the Notes in full. See "--Subordination of the Notes," "Description of Bank Credit Facility" and "Description of the New Notes."

SUBORDINATION OF THE NOTES

    The Notes are unsecured, general obligations of the Company, subordinated in right of payment to all existing and future Senior Indebtedness of the Company, including indebtedness under the Bank Credit Facility. Amounts outstanding under the Bank Credit Facility are secured by substantially all assets of the Company and its subsidiaries. At September 28, 1996, on a pro forma basis after giving effect to the Transactions, the Company (excluding its subsidiaries) would have had approximately $160.0 million of Indebtedness outstanding, of which $45.0 million would have been Senior Indebtedness and secured by substantially all the assets of the Company and its subsidiaries. In addition, at September 28, 1996, on a pro forma basis after giving effect to the Transactions, the Company (including its subsidiaries) would have had $27.8 million of unused capacity under the Bank Credit Facility (net of $2.2 million of outstanding letters of credit). In the event of bankruptcy, liquidation or reorganization of the Company, the assets of the Company would be available to pay obligations on the Notes only after all Senior Indebtedness of the Company has been repaid in full. Consequently, sufficient assets may not exist to pay amounts due on the Notes. In addition, the subordination provisions of the Indenture provide that no cash payments may be made with respect to the Notes during the continuance of a payment default under certain Senior

Indebtedness of the Company. Furthermore, if certain nonpayment defaults exist with respect to certain Senior Indebtedness, the holders of such Senior Indebtedness would be able to prevent payments on the Notes for certain periods of time.

    In addition, the Notes are effectively subordinated to all liabilities of the Company's subsidiaries, including trade payables and the guarantees by such subsidiaries of the Company's obligations under the Bank Credit Facility. At September 28, 1996, on a pro forma basis after giving effect to the Transactions, the Company's subsidiaries would have had $2.6 million of liabilities (excluding guarantees of the Company's obligations under the Bank Credit Facility). The right of the Company to receive assets of any of its subsidiaries upon liquidation or reorganization of such subsidiary will be subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent the Company itself is recognized as a creditor of such subsidiary. See "Description of the New Notes--Ranking."

INTERNATIONAL EXPANSION

    The Company's strategy to expand in international markets will depend on numerous factors which are beyond its control, including its ability to develop or acquire additional manufacturing and distribution capabilities outside the United States. In addition, international expansion may increase the Company's exposure to certain risks inherent in doing business outside the United States, such as currency exchange rate fluctuations, restrictions on the repatriation of profits, compliance with foreign codes and standards and political risks.

COMPETITION

    The Company experiences substantial competition in each of its markets. In many of its product lines, the Company competes on the basis of technology, quality, service and price with companies that have greater financial and other resources. In international markets, the Company may experience competition from local companies that are more familiar with the markets in the relevant region. There can be no assurance that competition will not adversely affect the Company's business in the future.

GOVERNMENT REGULATIONS

    The Company's business may be affected by government regulation. For example, growth of the market for the Company's Therm-X-Trol expansion accumulators has depended, and will continue to depend, upon increased enforcement by state and local governments of laws which require reverse flow prevention devices within water supply lines in order to prevent contamination of public water supplies. Similarly, regulations requiring the phase out of certain chlorofluorocarbon-based refrigerant gases in the United States, Europe and elsewhere have created disruptions in the market for the Company's line of pressure-rated cylinders. There can be no assurance that any changes in government regulations, or the enforcement of existing regulations, relating to the Company's markets will not adversely affect the Company's business in the future.

LIMITATIONS ON CHANGE OF CONTROL

    The Indenture requires the Company, in the event of a Change of Control, to make an offer to purchase the Notes at 101% of the principal amount thereof, plus accrued interest to the purchase date. Certain events involving a Change of Control may be an event of default under the Bank Credit Facility or indebtedness of the Company that may be incurred in the future. Moreover, the exercise by the holders of the Notes of their right to require the Company to purchase the Notes may cause a default under the Bank Credit Facility or such other indebtedness, even if the Change of Control does not. There can be no assurance that the Company will have the financial resources necessary to repurchase the Notes upon a Change of Control. See "Description of the New Notes--Certain Covenants--Change of Control."

RISK OF FRAUDULENT TRANSFER LIABILITY

    Management believes that the indebtedness represented by the Notes was incurred for proper purposes and in good faith, and that, based on present forecasts, asset valuations and other financial information, the Company is and, after the consummation of the Transactions, was, solvent, will have sufficient capital for carrying on its businesses and will be able to pay it debts as they mature. Notwithstanding management's belief, if a court of competent jurisdiction in a suit by an unpaid creditor or a representative of creditors (such as a trustee in bankruptcy or a debtor-in-possession) were to find that either the Company did not receive fair consideration or reasonably equivalent value for issuing the Notes and, at the time of the incurrence of indebtedness represented by the Notes, the Company was insolvent, was rendered insolvent by reason of such incurrence, was engaged in a business or transaction for which its remaining assets constituted unreasonably small capital, intended to incur, or believed that it would incur, debts beyond its ability to pay as such debts matured, or intended to hinder, delay or defraud its creditors, such court could avoid such indebtedness or subordinate such indebtedness to other existing and future indebtedness of the Company. The measure of insolvency for purposes of the foregoing will vary depending upon the law of the relevant jurisdiction. Generally, however, a company would be considered insolvent for purposes of the foregoing if the sum of the company's debts is greater than all the company's property at a fair valuation, or if the present fair saleable value of the company's assets is less than the amount that will be required to pay its probable liability on its existing debts as they become absolute and matured.

LACK OF PUBLIC MARKET FOR THE NOTES

    The New Notes are being offered to holders of the Old Notes. The Old Notes were offered and sold in November 1996 to a small number of institutional investors and are eligible for trading at the PORTAL market. The Notes are a new issue of securities for which there is currently no trading market. If the Notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities and other factors, including general economic conditions and the financial condition and performance of, and prospects for, the Company. Although the Placement Agents have advised the Company that they currently intend to make a market in the Notes, they are not obligated to do so, and any market making activity with respect to the Notes may be discontinued at any time without notice. See "Description of the New Notes" and "Transfer Restrictions."

                                USE OF PROCEEDS

    There will be no cash proceeds to the Company from the Exchange Offer.

    The net proceeds of the Offering, together with borrowings under the Bank Credit Facility and the Equity Contribution, were used to pay approximately $210.3 million of merger consideration and $8.6 million in connection with the cancellation of existing AMTROL stock options pursuant to the Merger. In addition, AMTROL's cash was used to pay a portion of the estimated $13.0 million of fees and expenses related to the Transactions. See "Summary--The Merger," "Pro Forma Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Bank Credit Facility."

    The following table sets forth the sources and uses of funds in connection with the Merger and the other Transactions:

                                     AMOUNT                                           AMOUNT
        SOURCES OF FUNDS          (IN MILLIONS)           USES OF FUNDS            (IN MILLIONS)
--------------------------------  -------------  --------------------------------  -------------
Term loans......................    $    45.0    Merger consideration............    $   210.3
Notes...........................        115.0    Option cancellation.............          8.6
Equity Contribution(a)..........         69.3    Estimated Transaction fees and
Cash............................          2.6    expenses(b) ....................         13.0
                                       ------                                           ------
      Total.....................    $   231.9    Total...........................    $   231.9
                                       ------                                           ------
                                       ------                                           ------

----------------

(a) Includes the exchange by management of a portion of their options for AMTROL common stock for options for Holdings common stock.

(b) Includes underwriting discounts and commissions in connection with the Offering and approximately $3.6 million of costs that were incurred by the Company during the period immediately prior to the Merger.

                               THE EXCHANGE OFFER

GENERAL

    In connection with the sale of the Old Notes, the purchasers thereof became entitled to the benefits of certain registration rights. Pursuant to the Registration Agreement, the Company agreed to use its best efforts to cause the Registration Statement, of which this Prospectus is a part, to become effective with respect to the Exchange Offer for the New Notes and to consummate the Exchange Offer by May 12, 1997. Subject to the terms and conditions stated herein, all Old Notes validly tendered and not withdrawn will be accepted for exchange upon consummation of the Exchange Offer.

    In the event that the Company determines that the Exchange Offer is not available or may not be consummated, if the Exchange Offer is not consummated by May 12, 1997, or if counsel to the Placement Agents under certain circumstances opines that the Placement Agents cannot resell the Notes without so registering, the Company will use it best efforts to file the Shelf Registration Statement and keep it effective until November 13, 1999, or such shorter period as may be necessary to allow for the resale of all Old Notes.

    If (i) by December 28, 1996, neither the Exchange Offer Registration Statement nor the Shelf Registration Statement has been filed with the Commission; (ii) by May 12, 1997, neither the Exchange Offer is consummated nor the Shelf Registration Statement is declared effective; or (iii) after May 12, 1997, and after either the Exchange Offer Registration Statement or the Shelf Registration Statement is declared effective, such Registration Statement thereafter ceases to be effective or usuable (subject to certain exceptions) in connection with resales of Old Notes or New Notes in accordance with and during the periods specified in the Registration Agreement (each such event referred to in clauses (i) through (iii), a "Failure to Register"), the interest rate borne by the Old Notes shall increase by .50% per annum until such Failure to Register is cured.

    The New Notes have terms identical in all material respects to the terms of the Old Notes except that the New Notes have been registered under the Securities Act and, following the completion of the Exchange Offer, the Notes generally will not be entitled to a contingent increase in the interest rate otherwise provided under certain circumstances.

    In the event the Exchange Offer is consummated prior to May 12, 1997, the Company will not be required to file a Shelf Registration Statement relating to the registration of any outstanding Old Notes (unless in the opinion of counsel for the Placement Agents a Registration Statement must be filed and a Prospectus must be delivered by the Placement Agents in connection with any offering or sale of Old Notes), and the interest rate on such Old Notes will remain at its initial level of 10 5/8%. The Exchange Offer shall be deemed to have been consummated upon the earlier to occur of (i) the Company having exchanged New Notes for all outstanding Old Notes (other than Old Notes held by persons not eligible to participate in the Exchange Offer) pursuant to the Exchange Offer and (ii) the Company having exchanged, pursuant to the Exchange Offer, New Notes for all Old Notes that have been tendered and not withdrawn prior to the close of business on the Expiration Date. Upon consummation of the Exchange Offer, holders of Old Notes seeking liquidity in their investment (except under certain circumstances Participating Broker Dealers, as defined in the Registration Agreement, and the Placement Agents) would have to rely on exemptions to registration requirements under the securities laws, including the Securities Act, and such holders will retain no rights under the Registration Agreement. See "Risk Factors-- Consequences of Failure to Exchange."

    Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal, the Company will accept all Old Notes properly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. The Company will issue $1,000 principal amount of New Notes in exchange for each $1,000 principal amount of outstanding Old Notes accepted in the

Exchange Offer. Holders may tender some or all of their Old Notes pursuant to the Exchange Offer in denominations of $1,000 and integral multiples thereof.

    Based on no-action letters issued by the staff of the Commission to third parties, the Company believes that the New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any holder thereof (other than (i) a broker-dealer who purchased such Old Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities
Act) without compliance with the registration and prospectus delivery requirements of the Securities Act provided that the holder is acquiring the New Notes in its ordinary course of business and is not participating, and has no arrangement or understanding with any person to participate, in the distribution of the New Notes. Holders of Old Notes wishing to accept the Exchange Offer must represent to the Company that such conditions have been met.

    Each broker-dealer that receive New Notes in exchange for Old Notes held for its own account, as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by such broker-dealer in connection with resales of New Notes where such New Notes were acquired by such broker-dealer as a result of market-making or trading activities. The Company has agreed that, for a period of 120 days after the Expiration Date, it will make this Prospectus and any amendment or supplement to this Prospectus available to any such broker-dealer for use in connection with any such resale. See "Plan of Distribution."

    As of the date of this Prospectus, $115.0 million aggregate principal amount of the Old Notes is outstanding. In connection with the issuance of the Old Notes, the Company arranged for the Old Notes initially purchased by Qualified Institutional Buyers or in offshore transactions in reliance on Regulation S under the Securities Act to be issued and transferable in book entry form though the facilities of DTC, acting as depositary. The New Notes are also issuable and transferable in book-entry form through DTC. See "Description of the New Notes-- Book-Entry Delivery and Form."

    The Company shall be deemed to have accepted validly tendered Old Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. See "--Exchange Agent." The Exchange Agent will act as agent for the tendering holders of Old Notes for the purpose of receiving New Notes from the Company and delivering New Notes to such holders.

    If any tendered Old Notes are not accepted for exchange because of an invalid tender or the occurrence of certain other events set forth herein, any such unaccepted Old Notes will be returned without expenses, to the tendering holder thereof as promptly as practicable after the Expiration Date.

    Holders of Old Notes who tender in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Old Notes pursuant to the Exchange Offer. The Company will pay all reasonable charges and expenses, other than certain applicable taxes and counsel fees, incurred in connection with the Exchange Offer. See "--Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

    The term "Expiration Date" shall mean       , 1997 unless the Company, in
its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date to which the Exchange Offer is extended.

    In order to extend the Expiration Date, the Company will notify the Exchange Agent of any extension by oral or written notice prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Such notice may state that the Company is extending the Exchange Offer for a specified period of time.

    The Company reserves the right (i) to delay acceptance of the Old Notes, to extend the Exchange Offer or terminate the Exchange Offer and refuse to accept Old Notes not previously accepted, if any of the conditions set forth herein under "--Termination" shall have occurred and shall not have been waived by the Company (if permitted to be waived by the Company), by giving oral or written notice of such delay, extension or termination to the Exchange Agent, and (ii) to amend the terms of the Exchange Offer in any manner deemed by it to be advantageous to the holders of the Old Notes. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment in a manner reasonably calculated to inform the holders of the Old Notes of such amendment.

    Without limiting the manner to which the Company may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the Exchange Offer, the Company shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to the Dow Jones News Service.

INTEREST ON THE NEW NOTES

    The New Notes will bear interest from November 13, 1996, payable semiannually on June 30 and December 31 of each year commencing on June 30, 1997, at the rate of 10 5/8% per annum. Holders of Old Notes accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on the Old Notes accrued from November 13, 1996 until the date of the issuance of the New Notes. Consequently holders who exchange their Old Notes for New Notes will receive the same interest payment on June 30, 1997 (the first interest payment date with respect to the Old Notes and the New Notes) that they would have received had they not accepted the Exchange Offer.

PROCEDURES FOR TENDERING

    To tender in the Exchange Offer, a holder must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile, together with the Old Notes (unless such tender is being effected pursuant to the procedure for book-entry transfer described below) and any other required documents, to the Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date.

    Any financial institution that is a participant in DTC's Book-Entry Transfer Facility system may make book-entry delivery of the Old Notes by causing DTC to transfer such Old Notes into the Exchange Agent's account in accordance with DTC's procedure for such transfer. Although delivery of Old Notes may be effected through book-entry transfer into the Exchange Agent's account at DTC, the Letter of Transmittal (or facsimile thereof), with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received or confirmed by the Exchange Agent at its addresses set forth herein under "--Exchange Agent" prior to 5:00 p.m., New York City time, on the Expiration Date. DELIVERY OF DOCUMENTS TO DTC IN ACCORDANCE WITH ITS PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.

    The tender by a holder of Old Notes will constitute an agreement between such holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

    Delivery of all documents must be made to the Exchange Agent at its address set forth herein. Holders may also request that their respective brokers, dealers, commercial banks, trust companies or nominees effect such tender for the holders.

    The method of delivery of Old Notes and the Letters of Transmittal and all other required documents to the Exchange Agent is at the election and risk of the holders. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery. NO LETTER OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO THE COMPANY.

    Only a holder of Old Notes may tender such Old Notes in the Exchange Offer. The term "holder" with respect to the Exchange Offer means any person in whose name Old Notes are registered on the books of the Company or any other person who has obtained a properly completed bond power from the registered holder, or any person whose Old Notes are held of record by DTC who desires to deliver such Old Notes by book-entry transfer at DTC.

    Any beneficial holder whose Old Notes are registered in the name of his broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder properly and instruct such registered holder to tender on his behalf. If such beneficial holder wishes to tender on his own behalf, such beneficial holder must, prior to completing and executing the Letter of Transmittal and delivering his Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such holder's name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

    Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office of correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (an "Eligible Institution") unless the Old Notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution.

    If the Letter of Transmittal is signed by a person other than the registered holder of any Old Notes listed therein, such Old Notes must be endorsed or accompanied by appropriate bond powers which authorize such person to tender the Old Notes on behalf of the registered holder, in either case signed as the name of the registered holder or holders appears on the Old Notes.

    If the Letter of Transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

    All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of the tendered Old Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Old Notes not properly tendered or any Old Notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the absolute right to waive any irregularities or conditions of tender as to particular Old Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such time as the Company shall determine. Neither the Company, the Exchange Agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of Old Notes nor shall any of them incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed to have been made until such irregularities have been cured or waived. Any Old Notes received by the Exchange Agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost by the Exchange Agent to the tendering holder of such Old Notes unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

    In addition, the Company reserves the right in its sole discretion to (a) purchase or make offers for any Old Notes that remain outstanding subsequent to the Expiration Date, or, as set forth under "Termination," to terminate the Exchange Offer and (b) to the extent permitted by applicable law, purchase Old Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers may differ from the terms of the Exchange Offer.

    By tendering, each holder of Old Notes will represent to the Company that, among that things, the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such New Notes, whether or not such person is the holder, that neither the holder nor any other person has an arrangement or understanding with any person to participate in the distribution of the New Notes and that neither the holder nor any such other person is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act or, if an affiliate, such holder or such other person will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

GUARANTEED DELIVERY PROCEDURES

    Holders who wish to tender their Old Notes and (i) whose Old Notes are not immediately available, or (ii) who cannot deliver their Old Notes, the Letter of Transmittal, or any other required documents to the Exchange Agent prior to the Expiration Date, or if such Holder cannot complete the procedure for book-entry transfer on a timely basis, may effect a tender if:

    (a) The tender is made through an Eligible Institution;

    (b) Prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder of the Old Notes, the certificate number or numbers of such Old Notes and the principal amount of Old Notes tendered, stating that the tender is being made thereby, and guaranteeing that, within five business days after the Expiration Date, the Letter of Transmittal (or facsimile thereof), together with the certificate(s) representing the Old Notes to be tendered in proper form for transfer and any other documents required by the Letter of Transmittal, will be deposited by the Eligible Institution with the Exchange Agent; and

    (c) Such properly completed and executed Letter of Transmittal (or facsimile thereof), together with the certificate(s) representing all tendered Old Notes in proper form for transfer (or confirmation of a book-entry transfer into the Exchange Agent's account at DTC of Old Notes delivered electronically) and all other documents required by the Letter of Transmittal are received by the Exchange Agent within five business days after the Expiration Date.

WITHDRAWAL OF TENDERS

    Except as otherwise provided herein, tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

    To withdraw a tender of Old Notes in the Exchange Offer, a facsimile transmission or letter notice of withdrawal must be received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Old Notes to be withdrawn (the "Depositor"),
(ii) include a statement that
the Depositor is withdrawing its election to have Old Notes exchanged, and identify the Old Notes to be withdrawn (including the certificate number or numbers and principal amount of such Old Notes), (iii) be signed by the Depositor in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to permit the Trustee with respect to the Notes to register the transfer of such Old Notes into the name of the Depositor withdrawing the tender and (iv) specify the name in which any such Old Notes are to be registered, if different from that of the Depositor. All questions as to the validity, form and eligibility (including time of receipt) for such withdrawal notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer and no New Notes will be issued with respect thereto unless the Old Notes so withdrawn are validly retendered. Any Old Notes which have been tendered but which are not accepted for exchange will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be re-tendered by following one of the procedures described above under "--Procedures for Tendering" at any time prior to the Expiration Date.

TERMINATION

    The Exchange Offer shall not be subject to any conditions, other than (i) that the Exchange Offer does not violate applicable law or any applicable interpretation of the staff of the Commission, (ii) that no action or proceeding shall have been instituted or threatened in any court or by or before any governmental agency or body with respect to the Exchange Offer, (iii) that there shall not have adopted or enacted any law, statute, rule or regulation that would render the Exchange Offer illegal, and (iv) such other conditions as may be reasonably acceptable to the Placement Agents which, in the Company's judgment, would reasonably be expected to impair the ability of the Company to proceed with the Exchange Offer. There can be no assurance that any such condition will not occur.

    If the Company determines that it may terminate the Exchange Offer, as set forth above, the Company may (i) refuse to accept any Old Notes and return any Old Notes that have been tendered to the holders thereof, (ii) extend the Exchange Offer and retain all Old Notes tendered prior to the Expiration Date, subject to the rights of such holders of tendered Old Notes to withdraw their tendered Old Notes, or (iii) waive such termination event with respect to the Exchange Offer and accept all properly tendered Old Notes that have not been withdrawn. If such waiver constitutes a material change in the Exchange Offer, the Company will disclose such change by means of a supplement to this Prospectus that will be distributed to each registered holder of Old Notes, and the Company will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders of the Old Notes, if the Exchange Offer would otherwise expire during such period.

EXCHANGE AGENT

    The Bank of New York, the Trustee under the Indenture, has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance and inquiries for additional copies of this Prospectus or of the Letter of Transmittal should be directed to the Exchange Agent addressed as follows:

    By Mail or Hand Delivery:

       The Bank of New York
       101 Barclay Street
       Floor 7 East
       New York, New York 10286
       Attention: Enrique Lopez
       Facsimile Transmission: (212) 571-3080
       Confirm by Telephone: (212) 815-2742

FEES AND EXPENSES

    The expenses of soliciting tenders pursuant to the Exchange Offer will be borne by the Company. The principal solicitation for tenders pursuant to the Exchange Offer is being made by mail. Additional solicitations may be made by officers and regular employees of the Company and its affiliates in person, by telegraph or telephone.

    The Company will not make any payments to brokers, dealers or other persons soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse the Exchange Agent for its reasonable out-of-pocket expenses in connection therewith. The Company may also pay brokerage house and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Prospectus, Letters of Transmittal and related documents to the beneficial owners of the Old Notes and in handling or forwarding tenders for exchange.

    Reasonable expenses incurred in connection with the Exchange Offer, including expenses of the Exchange Agent and Trustee and accounting and legal fees, other than certain applicable taxes and counsel fees, will be paid by the Company.

    The Company will pay all transfer taxes, if any, applicable to the exchange of Old Notes pursuant to the Exchange Offer. If, however, certificates representing New Notes or Old Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the person signing the Letter of Transmittal, as if a transfer tax is imposed for any reason other than the exchange of Old Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other person) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

                                 CAPITALIZATION

    The following table sets forth the consolidated capitalization of the Company as of September 28, 1996 (i) on an actual historical basis and (ii) on a pro forma basis after giving effect to the Transactions as if the Transactions had occurred on September 28, 1996. The following table should be read in conjunction with "Pro Forma Consolidated Financial Data" and the Consolidated Financial Statements of the Company, and the related notes thereto, appearing elsewhere in this Prospectus.

                                                                                       AS OF SEPTEMBER 28,
                                                                                               1996
                                                                                      ----------------------
                                                                                       ACTUAL     PRO FORMA
                                                                                      ---------  -----------
                                                                                          (IN THOUSANDS)
Cash and cash equivalents...........................................................  $   3,422  $       800
                                                                                      ---------  -----------
                                                                                      ---------  -----------

Long-term debt:
  Bank Credit Facility:
    Revolving credit facility(a)....................................................  $      --  $        --
    Term loans......................................................................         --       45,000
  Senior Subordinated Notes Due 2006................................................         --      115,000
                                                                                      ---------  -----------
        Total long-term debt........................................................         --      160,000
Total shareholders' equity..........................................................     72,838       69,300
                                                                                      ---------  -----------
        Total capitalization........................................................  $  72,838  $   229,300
                                                                                      ---------  -----------
                                                                                      ---------  -----------

--------------

(a) Immediately following the consummation of the Transactions, the availability under the revolving credit facility of the Bank Credit Facility was approximately $27.8 million (net of $2.2 million of outstanding letters of credit). See "Description of Bank Credit Facility."

                     PRO FORMA CONSOLIDATED FINANCIAL DATA

                REVIEW REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To AMTROL Inc.:

    We have reviewed the pro forma adjustments reflecting the transactions and items described in the notes and the introduction to the unaudited pro forma consolidated financial data and the application of those adjustments to the historical amounts in the accompanying unaudited consolidated pro forma balance sheet as of September 28, 1996, and the unaudited consolidated pro forma statements of operations for the nine-month period ended September 28, 1996 and for the fiscal year ended December 31, 1995. The historical consolidated financial data are derived from the December 31, 1995 historical financial statements of AMTROL Inc., which were audited by us, and the September 28, 1996 historical unaudited financial statements of AMTROL Inc., which were reviewed by us, appearing elsewhere herein. Such pro forma adjustments are based on management's assumptions, as described in the notes to the unaudited pro forma consolidated financial data. Our review was conducted in accordance with standards established by the American Institute of Certified Public Accountants.

    A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assumptions, the pro forma adjustments and the application of those adjustments to historical financial data. Accordingly, we do not express such an opinion.

    The objective of this pro forma financial data is to show what the significant effects on the historical data might have been had the above-mentioned transactions and items occurred at an earlier date. However, the unaudited pro forma consolidated financial data are not necessarily indicative of the results of operations or related effects on financial position that would have been attained had the above-mentioned transactions and items actually occurred earlier.

    Based on our review, nothing came to our attention that caused us to believe that management's assumptions do not provide a reasonable basis for presenting the significant effects directly attributable to the above-mentioned transactions and items described in the notes and the introduction to the unaudited pro forma consolidated financial data, that the related pro forma adjustments do not give appropriate effect to those assumptions, or that the pro forma columns do not reflect the proper application of those adjustments to the historical financial data contained in the unaudited consolidated pro forma balance sheet as of September 28, 1996, and the unaudited consolidated pro forma statements of operations for nine-month period ended September 28, 1996 and for the fiscal year ended December 31, 1995.

Boston, Massachusetts                                 ARTHUR ANDERSEN LLP

November 4, 1996

INTRODUCTION

    The following Pro Forma Financial Data have been derived by the application of pro forma adjustments to the Consolidated Financial Statements of the Company appearing elsewhere in this Prospectus. The unaudited pro forma consolidated statements of operations for the periods presented give effect to the Transactions and the items described in the following paragraph as if they were consummated on January 1, 1995. The unaudited pro forma consolidated balance sheet gives effect to the Transactions and such items as if they were consummated on September 28, 1996. The adjustments are described in the accompanying notes.

    The Company is implementing a new business strategy under its new management team. The Company has made targeted workforce and related expense reductions during the fourth quarter of 1996. In addition, the Company discontinued its "4BA" reusable pressure-rated cylinder business in the fourth quarter of 1996. The unaudited pro forma consolidated statements of operations include the cost savings the Company expects to realize from these initiatives. The pro forma adjustments do not reflect other cost savings and operating efficiencies or the cost of achieving any such other cost savings and operating efficiencies. See "Business--New Management and Business Strategy--Reduce Operating Expenses."

    The Pro Forma Financial Data are provided for informational purposes only and are not necessarily indicative of the operating results that would have occurred had the Transactions and the items described in the preceding paragraph been consummated at the beginning of the period, or the financial position that would have existed on the date, for which the consummation of the Transactions and such items are being given effect, nor are they necessarily indicative of the Company's future operating results or financial position.

    The Pro Forma Financial Data have been prepared using the purchase method of accounting, whereby the total cost of the Merger will be allocated to the tangible and intangible assets acquired and liabilities assumed based upon their respective fair values at November 13, 1996, the effective date of the Merger. Such allocations will be based on studies and valuations which have not yet been completed. Accordingly, the allocations reflected in the Pro Forma Financial Data are preliminary and subject to revision. However, the Company does not expect material changes to the allocation of the purchase price.

    The following Pro Forma Financial Data have been prepared from the Consolidated Financial Statements of the Company, including the related notes thereto, appearing elsewhere in this Prospectus and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                               YEAR ENDED DECEMBER 31, 1995
                                                                      -----------------------------------------------
                                                                        ACTUAL          ADJUSTMENTS        PRO FORMA
                                                                      -----------  ---------------------  -----------

                                                                             (IN THOUSANDS, EXCEPT RATIO DATA)
STATEMENT OF OPERATIONS DATA:
  Net sales.........................................................  $ 172,454    $  (2,592)(a)          $ 169,862
  Cost of goods sold................................................    124,303       (3,250)(a)(b)(c)(d)   121,053
                                                                      -----------   --------              -----------
    Gross profit....................................................     48,151          658                 48,809
  Selling, general and administrative expenses......................     29,943       (3,694)(a)(b)(c)(e)    26,249
  Amortization expense..............................................         --        3,773 (f)(g            3,773
  Plant closing charges.............................................      3,825           --                  3,825
                                                                      -----------   --------              -----------
    Income from operations..........................................     14,383          579                 14,962
  Interest income (expense), net....................................         60      (16,901)(h)            (16,841)
  License and distributorship fees..................................        258           --                    258
  Other income, net.................................................         65           --                     65
                                                                      -----------   --------              -----------
    Income before provision for income taxes........................     14,766      (16,332)                (1,556)
  Provision for income taxes........................................      5,681       (4,827)(i)                854
                                                                      -----------   --------              -----------
      Net income....................................................  $   9,085    $ (11,495)             $  (2,410)
                                                                      -----------   --------              -----------
                                                                      -----------   --------              -----------
OTHER DATA:
  Depreciation and amortization.....................................  $   4,673    $   4,757              $   9,430
  Capital expenditures..............................................      5,492           --                  5,492
  EBITDA(j).........................................................     23,139        5,336                 28,475
  Ratio of EBITDA to total cash interest expense(k).................                                            1.8x
  Ratio of earnings to fixed charges(l).............................                                            1.1x

                                                                           NINE MONTHS ENDED SEPTEMBER 28, 1996
                                                                      -----------------------------------------------
                                                                        ACTUAL          ADJUSTMENTS        PRO FORMA
                                                                      -----------  ---------------------  -----------

                                                                             (IN THOUSANDS, EXCEPT RATIO DATA)
STATEMENT OF OPERATIONS DATA:
  Net sales.........................................................  $ 134,816    $  (3,430)(a)          $ 131,386
  Cost of goods sold................................................     98,018       (3,740)(a)(b)(c)(d)    94,278
                                                                      -----------   --------              -----------
    Gross profit....................................................     36,798          310                 37,108
  Selling, general and administrative expenses......................     22,793       (2,148)(a)(b)(c)(e)    20,645
  Amortization expense..............................................         --        2,830 (f)(g            2,830
                                                                      -----------   --------              -----------
    Income from operations..........................................     14,005         (372)                13,633
  Interest income (expense), net....................................         31      (12,676)(h)            (12,645)
  License and distributorship fees..................................        156           --                    156
  Other income, net.................................................         84           --                     84
                                                                      -----------   --------              -----------
    Income before provision for income taxes........................     14,276      (13,048)                 1,228
  Provision for income taxes........................................      5,496       (3,934)(i)              1,562
                                                                      -----------   --------              -----------
      Net income....................................................  $   8,780    $  (9,114)             $    (334)
                                                                      -----------   --------              -----------
                                                                      -----------   --------              -----------
OTHER DATA:
  Depreciation and amortization.....................................  $   3,933    $   3,569              $   7,502
  Capital expenditures..............................................      8,053           --                  8,053
  EBITDA(j).........................................................     18,094        3,197                 21,291
  Ratio of EBITDA to total cash interest expense(k).................                                            1.8x
  Ratio of earnings to fixed charges(l).............................                                            1.1x

          SEE NOTES TO PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

            NOTES TO PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

(a) Reflects reductions in net sales, cost of goods sold and selling, general and administrative expenses that the Company expects to realize from the discontinuance of the Company's "4BA" reusable pressure-rated cylinder product line in the fourth quarter of 1996 as follows:

                                                                            YEAR ENDED       NINE MONTHS ENDED
                                                                         DECEMBER 31, 1995  SEPTEMBER 28, 1996
                                                                         -----------------  -------------------
                                                                                     (IN THOUSANDS)
Net sales..............................................................      $  (2,592)          $  (3,430)
Cost of goods sold.....................................................         (3,836)             (4,180)
Selling, general and administrative expenses...........................            (70)                (55)

(b) Reflects cost savings the Company expects to realize from its targeted workforce reduction program undertaken in the fourth quarter of 1996 and the reorganization within the Chairman's office in connection with the Merger as follows:

                                                                             YEAR ENDED        NINE MONTHS ENDED
                                                                          DECEMBER 31, 1995   SEPTEMBER 28, 1996
                                                                         -------------------  -------------------
                                                                                      (IN THOUSANDS)
Cost of goods sold.....................................................       $    (300)           $    (225)
Selling, general and administrative expenses...........................          (3,287)              (1,841)

(c) Reflects adjustments related to increased depreciation resulting from the preliminary purchase price allocation as follows:

                                                                             YEAR ENDED        NINE MONTHS ENDED
                                                                          DECEMBER 31, 1995   SEPTEMBER 28, 1996
                                                                         -------------------  -------------------
                                                                                      (IN THOUSANDS)
Cost of goods sold.....................................................       $     886            $     665
Selling, general and administrative expenses...........................              98                   74

(d) Excludes a non-recurring adjustment to cost of goods sold resulting from the preliminary purchase price allocation, which increased the estimated fair value of finished goods inventories acquired by $2.5 million at September 28, 1996. This amount will be recorded in cost of goods sold subsequent to the Merger as the acquired inventory is sold.

(e) Reflects the elimination of annual costs of $435,000 related to operating as a public company that the Company expects to realize as a result of the Merger and subsequent operation as a privately held company.

(f) Excludes a non-recurring adjustment to amortization expense of $1.0 million resulting from the preliminary purchase price allocation related to in-process research and development costs. This amount will be recorded in amortization expense in the first quarter following the effective date of the Merger.

(g) Reflects increases in amortization expense resulting from the preliminary purchase price allocation based on the estimated useful lives of the related intangible assets. Pro forma amortization of intangible assets for the Merger is calculated based on estimated useful lives of 40 years.

(h) Reflects pro forma interest expense on indebtedness incurred in connection with the Merger as follows:

                                                                            YEAR ENDED       NINE MONTHS ENDED
                                                                         DECEMBER 31, 1995  SEPTEMBER 28, 1996
                                                                         -----------------  -------------------
                                                                                     (IN THOUSANDS)
Revolving credit facility(i)...........................................      $     150           $     113
Term loans(ii).........................................................          3,825               2,869
Notes(ii)..............................................................         12,219               9,164
Amortization of debt issuance costs(iii)...............................            707                 530
                                                                               -------             -------
      Total............................................................      $  16,901           $  12,676
                                                                               -------             -------
                                                                               -------             -------

       -------------------------

       (i) Reflects a commitment fee related to the total unused portion of available credit.

       (ii) Reflects term loans under the Bank Credit Facility of $45.0 million (assuming for pro forma purposes a weighted average interest rate of 8.5%) and the sale of $115.0 million of the Notes. A .125% change in the interest rate on the Bank Credit Facility would change the Company's pro forma interest expense for the periods presented above by $56,250 and $42,188, respectively.

       (iii) The financing costs incurred of $6.5 million associated with the term loans under the Bank Credit Facility and the Notes have been capitalized as deferred charges and are being amortized over the assumed term of the related debt, 7.5 years and 10 years, respectively.

(i) Income tax adjustments have been calculated using a combined state and federal statutory income tax rate of approximately 38.5%. The primary difference between the provision calculated at statutory rates and the amount reflected in the pro forma statements is attributable to nondeductible goodwill.

(j) EBITDA represents income from operations before plant closing charges, plus depreciation and amortization and license and distributorship fees. EBITDA is presented because it is a widely accepted indicator of a company's ability to incur and service indebtedness. EBITDA (subject to certain adjustments) will be used to determine compliance with certain covenants in the Indenture. EBITDA, however, should not be considered as an alternative to net income, as a measure of the Company's operating results, or as an alternative to cash flow, as a measure of liquidity.

(k) Cash interest expense represents total interest expense less amortization of debt issuance costs and interest income.

(l) For purposes of this computation, earnings represent net income before income taxes, plant closing charges and fixed charges. Fixed charges consist of interest expense, capitalized interest, the interest component of operating leases and amortization of deferred financing costs.

                      PRO FORMA CONSOLIDATED BALANCE SHEET

                                                                                   AS OF SEPTEMBER 28, 1996
                                                                              -----------------------------------
                                                                               ACTUAL    ADJUSTMENTS   PRO FORMA
                                                                              ---------  -----------  -----------

                                                                                        (IN THOUSANDS)
ASSETS
Current assets:
  Cash and cash equivalents.................................................  $   3,422   $  (2,622)(a)  $     800
  Accounts receivable, net..................................................     30,451          --       30,451
  Inventories...............................................................     22,686       2,500(b)     25,186
  Prepaid income taxes......................................................      1,714        (849)(b)        865
  Prepaid expenses and other................................................      1,372          --        1,372
  Net assets held for sale..................................................      1,786          --        1,786
                                                                              ---------  -----------  -----------
    Total current assets....................................................     61,431        (971)      60,460
                                                                              ---------  -----------  -----------
Other assets:
  Property, plant and equipment, net........................................     32,089       5,000(b)     37,089
  Intangible assets.........................................................        489     150,933(b)    151,422
  Other assets..............................................................      2,633       6,500(b)      9,133
                                                                              ---------  -----------  -----------
        Total assets........................................................  $  96,642   $ 161,462    $ 258,104
                                                                              ---------  -----------  -----------
                                                                              ---------  -----------  -----------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current installments of long-term debt....................................  $      --   $      --    $      --
  Accounts payable..........................................................      9,203          --        9,203
  Accrued expenses..........................................................      8,620       5,000(b)     13,620
  Accrued income taxes......................................................        865          --          865
                                                                              ---------  -----------  -----------
    Total current liabilities...............................................     18,688       5,000       23,688
                                                                              ---------  -----------  -----------
Non-current liabilities:
  Other non-current liabilities.............................................      4,669          --        4,669
  Deferred income taxes.....................................................        447          --          447
  Long-term debt............................................................         --     160,000(a)    160,000
                                                                              ---------  -----------  -----------
        Total liabilities...................................................     23,804     165,000      188,804
        Shareholders' equity................................................     72,838      (3,538)(c)     69,300
                                                                              ---------  -----------  -----------
            Total liabilities and shareholders' equity......................  $  96,642   $ 161,462    $ 258,104
                                                                              ---------  -----------  -----------
                                                                              ---------  -----------  -----------

               SEE NOTES TO PRO FORMA CONSOLIDATED BALANCE SHEET

                 NOTES TO PRO FORMA CONSOLIDATED BALANCE SHEET

 (a) Reflects the acquisition of the common stock of the Company in the Merger and the related financing transactions as follows:

                                                                                       (IN MILLIONS)
Uses of Funds:
    Merger consideration.............................................................    $   210.3
    Option cancellation..............................................................          8.6
    Estimated Transaction fees and expenses(i).......................................         13.0
                                                                                       -------------
        Total........................................................................    $   231.9
                                                                                       -------------
                                                                                       -------------
Sources of Funds:
    Term loans.......................................................................    $    45.0
    Notes............................................................................        115.0
    Equity Contribution(ii)..........................................................         69.3
    Cash.............................................................................          2.6
                                                                                       -------------
        Total........................................................................    $   231.9
                                                                                       -------------
                                                                                       -------------

-----------------

       (i) Includes underwriting discounts and commissions in connection with the Offering and approximately $3.6 million of costs that were incurred by the Company during the period immediately prior to the Merger.

       (ii) Includes the exchange by management of a portion of their options for AMTROL common stock for options for Holdings common stock.

 (b) Reflects the estimated allocation of the purchase price as follows:

                                                                                       (IN MILLIONS)

Total consideration..................................................................    $   231.9
Historical net assets................................................................         72.8
                                                                                       -------------
    Amount to be allocated...........................................................    $   159.1
                                                                                       -------------
                                                                                       -------------
Allocated to:
    Inventories......................................................................    $     2.5
    Property, plant and equipment....................................................          5.0
    Intangible assets................................................................        150.9
    Deferred charges.................................................................          6.5
    Accrued expenses.................................................................         (5.0)
    Income tax valuation allowance...................................................          (.8)
                                                                                       -------------
        Total........................................................................    $   159.1
                                                                                       -------------
                                                                                       -------------

 (c) Represents the elimination of historical equity of $72.8 million and the Equity Contribution of $69.3 million.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The selected consolidated financial data presented below for and as of each of the years in the five-year period ended December 31, 1995 have been derived from the Consolidated Financial Statements of the Company, including the related notes thereto, which have been audited by Arthur Andersen LLP, independent certified public accountants. The selected consolidated financial data for each of the nine-month periods ended September 30, 1995 and September 28, 1996 and as of September 28, 1996 have been derived from unaudited consolidated financial statements of the Company which, in the opinion of management, include all adjustments (consisting only of normal recurring items) necessary for a fair and consistent presentation of such data. The results for the nine months ended September 28, 1996 are not necessarily indicative of results to be expected for the full fiscal year. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Consolidated Financial Statements of the Company, including the related notes thereto, appearing elsewhere in this Prospectus.

                                                                                                  NINE MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,                 ----------------------------
                                      -----------------------------------------------------  SEPTEMBER 30,  SEPTEMBER 28,
                                        1991       1992       1993       1994       1995         1995           1996
                                      ---------  ---------  ---------  ---------  ---------  -------------  -------------
                                                               (IN THOUSANDS, EXCEPT RATIO DATA)
STATEMENT OF OPERATIONS DATA:
  Net sales.........................  $ 134,421  $ 148,462  $ 164,295  $ 173,472  $ 172,454    $ 134,620      $ 134,816
  Cost of goods sold................     95,468    103,521    116,180    123,184    124,303       96,491         98,018
                                      ---------  ---------  ---------  ---------  ---------  -------------  -------------
    Gross profit....................     38,953     44,941     48,115     50,288     48,151       38,129         36,798
  Selling, general and
    administrative
    expenses........................     26,491     28,731     29,099     30,402     29,943       22,568         22,793
  Plant closing charges.............         --         --         --         --      3,825        1,875             --
                                      ---------  ---------  ---------  ---------  ---------  -------------  -------------
    Income from operations..........     12,462     16,210     19,016     19,886     14,383       13,686         14,005
  Interest income (expense), net....     (3,414)    (2,677)      (805)        (7)        60           30             31
  License and distributorship
    fees............................        276        283        254        254        258          196            156
  Other income (expense), net.......        112       (534)      (141)      (179)        65          104             84
                                      ---------  ---------  ---------  ---------  ---------  -------------  -------------
    Income before provision for
      income
      taxes and extraordinary
      item..........................      9,436     13,282     18,324     19,954     14,766       14,016         14,276
  Provision for income taxes........      3,409      5,090      7,149      7,683      5,681        5,466          5,496
                                      ---------  ---------  ---------  ---------  ---------  -------------  -------------
    Income before extraordinary
      item..........................      6,027      8,192     11,175     12,271      9,085        8,550          8,780
  Extraordinary item................       (522 (a)        --      (911 (a)        --        --          --          --
                                      ---------  ---------  ---------  ---------  ---------  -------------  -------------
    Net income......................  $   5,505  $   8,192  $  10,264  $  12,271  $   9,085    $   8,550      $   8,780
                                      ---------  ---------  ---------  ---------  ---------  -------------  -------------
                                      ---------  ---------  ---------  ---------  ---------  -------------  -------------
OTHER DATA:
  Depreciation and amortization.....  $   4,779  $   4,349  $   4,520  $   4,330  $   4,673    $   3,659      $   3,933
  Capital expenditures..............     12,193      2,849      7,382      4,902      5,492        4,531          8,053
  EBITDA(b).........................     17,517     20,842     23,790     24,470     23,139       19,416         18,094
  Ratio of earnings to
    fixed charges(c)................        2.9x       5.3x      16.3x      38.0x      41.5x        51.5x          42.1x

                                                                        AS OF DECEMBER 31,                        AS OF
                                                       -----------------------------------------------------  SEPTEMBER 28,
                                                         1991       1992       1993       1994       1995         1996
                                                       ---------  ---------  ---------  ---------  ---------  -------------
                                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital....................................  $  17,956  $  20,833  $  28,454  $  37,293  $  43,303    $  42,743
  Total assets.......................................     71,930     74,499     82,612     91,634     93,909       96,642
  Long-term debt, less current installments..........     32,774     29,676      3,333(d)     2,381        --          --
  Shareholders' equity...............................      9,172     16,656     53,017(d)    64,174    70,206      72,838

--------------

(a) Reflects an extraordinary loss of $.9 million ($.5 million net of tax benefits) in 1991 and $1.5 million ($.9 million net of tax benefits) in 1993 from the early extinguishment of debt.

(b) EBITDA represents income from operations before plant closing charges, plus depreciation and amortization and license and distributorship fees. EBITDA is presented because it is a widely accepted indicator of a company's ability to incur and service indebtedness. EBITDA (subject to certain adjustments) will be used to determine compliance with certain covenants in the Indenture. EBITDA, however, should not be considered as an alternative to net income, as a measure of the Company's operating results, or as an alternative to cash flow, as a measure of liquidity.

(c) For purposes of this computation, earnings represent net income before extraordinary item, income taxes, plant closing charges and fixed charges. Fixed charges consist of interest expense, capitalized interest, the interest component of operating leases and amortization of deferred financing costs.

(d) As described in Note 3 of the Notes to the Consolidated Financial Statements of the Company appearing elsewhere in this Prospectus, in 1993 the Company completed an initial public offering of its common stock and used the net proceeds to reduce its indebtedness.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH, AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO, THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    Since the announcement of the Merger on August 29, 1996, management has developed and begun to execute a new strategic plan to immediately reduce costs and capitalize on AMTROL's position as a technological and market leader. The Company's future results of operations will depend in large part on management's ability to implement this strategy. See "Business--New Management and Business Strategy."

    AMTROL's principal markets are highly replacement-oriented with 60 to 70% of the Company's core business coming from replacement sales. The installed base of AMTROL's products in these core markets, combined with their stable nature, provide the Company with a consistent and predictable base business. Although generally stable, sales are affected by weather, as well as general economic activity. The Company monitors well water pump sales, existing home sales and boiler shipments in order to gauge activity in its markets. Although sales of certain of AMTROL's product lines are seasonal in nature, its overall business is not seasonal to any significant extent, as seasonal variations of individual product lines tend to offset each other.

    As a result of the Transactions, the Company will have a higher level of depreciation and amortization and interest expense. See "Pro Forma Consolidated Financial Data."

    NET SALES. Net sales of the Company's water systems products accounted for approximately 55.9% and 57.3% of the Company's total net sales in 1995 and the nine-month period ended September 28, 1996, respectively, with the balance represented by sales to the HVAC market. Over the past three years, the percentage of water systems net sales to total net sales has been fairly constant. The Company generally competes on the basis of quality, technology, service and brand name recognition. AMTROL, from time to time, will respond to price competition to protect its market position.

    AMTROL's well water accumulators, marketed under the brand names Well-X-Trol and CHAMPION, account for over half of the Company's total water systems net sales and generally carry higher gross profit margins than other product sales. These pre-pressurized vessels are distributed through a network of pump specialty and plumbing and heating wholesalers and the DIY retail network. The market is experiencing a modest shift in the channels of distribution from wholesalers to DIY retailers, which generally carry slightly lower selling prices. Sales of water system accumulators are generally correlated to shipments of well water pumps.

    The Company's HVAC products include indirect-fired water heaters and water expansion accumulators for hydronic heating systems and non-returnable pressure-rated cylinders for refrigerant gas. AMTROL's plumbing and heating sales outside of North America are currently not significant. AMTROL believes it has opportunities to increase its sales in Europe, currently the world's largest hydronic heating market, as well as emerging markets in Northern Asia through a combination of planned new products and joint ventures. Therm-X-Trol product sales combined with planned new product introductions will provide growth opportunities in the plumbing and heating product group.

    The market for refrigerant gas pressure-rated cylinders is seasonal in nature, with roughly 60% of annual sales coming in the first six months of the year as producers build inventory in preparation for air conditioner use in the summer season. An unseasonably hot spring and early summer favorably impact unit volume demand. AMTROL and Worthington Industries are the major manufacturers of non-returnable refrigerant cylinders for a world market dominated by a few major customers. The Company expects that rapidly increasing demand for air conditioning and refrigerant products in the Asia/Pacific region will generate sales growth.

    COST OF GOODS SOLD. The principal elements comprising the Company's cost of goods sold are raw materials, labor and manufacturing overhead. The major raw materials used by the Company in its production process are steel, corrugated paper, plastic resins and synthetic rubber. Significant increases in raw material prices can adversely impact margins if the Company is unable to pass on such increases to its customers. In 1995, the Company experienced increased raw material costs, particularly steel and corrugated paper, which it was unable to offset and, as a result, gross margin was adversely impacted. During 1996, the Company has experienced reductions in raw material prices, offsetting much of the increases experienced in the prior year. The Company has an infrastructure of capital equipment, buildings and related support costs and, accordingly, decreases in volume can have a significant adverse effect on margins. Cost of goods sold can also be significantly affected by changes in product mix.

    Since the fourth quarter of 1995, the Company has significantly reduced its manufacturing cost base. The Company reduced its workforce by approximately 15%, or 150 people, by closing its Plano, Texas facility in September 1995 and its Rogers, Arkansas facility in April 1996. Production previously performed in these facilities was transferred to other existing production plants. In the fourth quarter of 1995 and the first half of 1996, the Company experienced certain inefficiencies and additional costs assimilating the production into the remaining plants. Historically, the Company's labor rate increases have been generally in line with inflation, but the Company is moving away from a straight cost of living increase to a pay-for-performance merit system.

    During 1996, the Company began to make increased capital investments to enhance production capabilities, eliminate production bottlenecks and improve production yield. As a result, plant efficiencies are expected to improve in 1997 and in the future as this program continues. In addition, to better service and reduce distribution costs in its growing customer base in the Asia/Pacific region, the Company recently opened a production facility in Singapore. This facility initially will manufacture non-returnable pressure-rated cylinders with plans to expand manufacturing capability to other products.

    In 1994, the Company introduced the "4BA" reusable pressure-rated cylinder product line to service the anticipated expanding reclamation and refrigerant recovery market. As a result of lower than expected demand, competitive pricing, and a high cost manufacturing process, the 4BA product line's cost of goods sold exceeded its net sales in 1994, 1995, and the first nine months of 1996, adversely impacting the Company's gross profits in those periods. The Company discontinued this product line in the fourth quarter of 1996.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. During 1994, the Company reorganized its sales force and consolidated multiple product lines under one sales organization. This program resulted in reduced selling expenses in 1995. Generally, selling expenses will increase proportionally to increases in net sales.

    In 1994, to better position itself for future growth, the Company increased its spending on engineering and development. Additionally, in 1994, the Company organized itself into three separate business units: water systems, plumbing and heating systems and chemical containers. As a result of these actions, the Company experienced increased operating expenses, primarily due to higher staffing levels necessary to support the new organizational structure. As part of the Company's new business strategy, the three separate business units have been consolidated into one, which will result in annual expense savings of approximately $600,000. The Company expects to begin realizing the benefits of this consolidation during the fourth quarter of 1996. During 1995, AMTROL continued to increase its investment in engineering and development. To support its planned expansion in international markets, the Company began to increase its investment in staff and marketing in 1995 and this has continued in 1996, resulting in increased operating expenses.

    After the Merger, the Company will realize savings from not being a publicly traded entity and also from the elimination of certain expenses in connection with a reorganization within the Chairman's office. The Company will realize additional savings from its targeted workforce reduction plan which was undertaken in the fourth quarter of 1996.

    PLANT CLOSING CHARGES. In 1995, the Company recorded a $3.8 million charge to operating expenses for severance and other costs in anticipation of the closures of the Plano, Texas and Rogers, Arkansas plants.

RESULTS OF OPERATIONS

    The following table sets forth, for the periods indicated, the percentage relationship to net sales of certain items included in the Company's statement of operations:

                                                                                                 NINE MONTHS ENDED
                                                             YEAR ENDED DECEMBER 31,      --------------------------------
                                                         -------------------------------   SEPTEMBER 30,    SEPTEMBER 28,
                                                           1993       1994       1995          1995             1996
                                                         ---------  ---------  ---------  ---------------  ---------------
Net sales..............................................      100.0%     100.0%     100.0%        100.0%           100.0%
Cost of goods sold.....................................       70.7       71.0       72.1          71.7             72.7
                                                         ---------  ---------  ---------         -----            -----
  Gross profit.........................................       29.3       29.0       27.9          28.3             27.3
Selling, general and administrative expenses...........       17.7       17.6       17.4          16.7             16.9
Plant closing charges..................................         --         --        2.2           1.4               --
                                                         ---------  ---------  ---------         -----            -----
  Income from operations...............................       11.6       11.4        8.3          10.2             10.4
Interest income (expense), net.........................       (.5)         --         .1            --               --
Other income, net......................................         .1         .1         .2            .2               .2
                                                         ---------  ---------  ---------         -----            -----
  Income before provision for income taxes and
    extraordinary item.................................       11.2       11.5        8.6          10.4             10.6
Provision for income taxes.............................        4.4        4.4        3.3           4.0              4.1
                                                         ---------  ---------  ---------         -----            -----
  Income before extraordinary item.....................        6.8%       7.1%       5.3%          6.4%             6.5%
                                                         ---------  ---------  ---------         -----            -----
                                                         ---------  ---------  ---------         -----            -----

    Composition of net sales for the Company's water systems and HVAC products for the periods indicated is listed below:

                                              YEAR ENDED DECEMBER 31,                                  NINE MONTHS ENDED
                       ----------------------------------------------------------------------  ---------------------------------
                                                                                                                       SEPTEMBER
                                                                                                   SEPTEMBER 30,          28,
                                1993                    1994                    1995                    1995             1996
                       ----------------------  ----------------------  ----------------------  ----------------------  ---------

                                                                 (DOLLARS IN MILLIONS)
Net Sales
  Water Systems......  $    91.8       55.9%   $    98.2       56.6%   $    96.4       55.9%   $    76.0       56.5%   $    77.2
  HVAC...............       72.5       44.1         75.3       43.4         76.1       44.1         58.6       43.5         57.6
                       ---------      -----    ---------      -----    ---------      -----    ---------      -----    ---------
    Total............  $   164.3      100.0%   $   173.5      100.0%   $   172.5      100.0%   $   134.6      100.0%   $   134.8
                       ---------      -----    ---------      -----    ---------      -----    ---------      -----    ---------
                       ---------      -----    ---------      -----    ---------      -----    ---------      -----    ---------



Net Sales
  Water Systems......       57.3%
  HVAC...............       42.7
                           -----
    Total............      100.0%
                           -----
                           -----

NINE MONTHS ENDED SEPTEMBER 28, 1996 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1995

    NET SALES. Net sales increased $.2 million (or .2%) in the first nine months of 1996 to $134.8 million from $134.6 million in the corresponding period of 1995. This increase was primarily attributable to increased sales of residential plumbing and heating products due to stronger demand in the new and replacement hydronic heating market, as well as increased sales of residential well water products and increased international sales of refrigerant pressure-rated cylinders, offset by weak domestic demand for refrigerant pressure-rated cylinders. Net sales attributable to the Company's water systems products increased $1.2 million (or 1.6%) in the nine months ended September 28, 1996 to $77.2 million, primarily due to increased sales of well water accumulators. Net sales attributable to the Company's HVAC products decreased $1.0 million (or 1.7%) to $57.6 million in the nine months ended September 28, 1996, primarily due to a decrease of $3.2 million in sales of refrigerant pressure-rated cylinders resulting from a pre-buy of domestic non-returnable cylinders in 1995, offset by increased sales of the Company's core HVAC products. The decline in domestic sales of non-returnable pressure-rated cylinders also reflects the continued transition from chlorofluorocarbons ("CFCs") to new alternative refrigerant gases which is expected to continue until the after-market service demand for new refrigerant gases grows to previous CFC levels.

    COST OF GOODS SOLD. Cost of goods sold increased $1.5 million (or 1.5%) in the first nine months of 1996 to $98.0 million from $96.5 million in the corresponding period of 1995. This increase was due to inefficiencies associated with assimilating production requirements of the two manufacturing facilities closed during the prior twelve months. As a percentage of net sales, cost of goods sold increased in the first nine months of 1996 to 72.7% as compared to 71.7% in the corresponding period of 1995. This increase was due to the cost of production interruptions associated with plant closings and inclement weather.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $.2 million (or .9%) in the first nine months of 1996 to $22.8 million from $22.6 million in the corresponding period of 1995. As a percentage of net sales, selling, general and administrative expenses increased in the first nine months of 1996 to 16.9% as compared to 16.7% in the corresponding period of 1995. This increase was due to increased selling costs associated with the DIY channel and certain one-time promotional expenses, offset in part by reduced administrative expenses associated with the Chairman's office.

    INCOME FROM OPERATIONS. For the reasons set forth above, income from operations decreased $1.5 million (or 10.0%) in the first nine months of 1996 to $14.0 million from $15.6 million (before plant closing charges of $1.9 million) in the corresponding period of 1995. This decrease was primarily due to the lower gross profit percentage.

    INTEREST INCOME (EXPENSE), NET. Net interest income increased to $31,000 in the first nine months of 1996 from $30,000 in the corresponding period of 1995.

    INCOME TAXES. Income tax expenses increased $30,000 in the first nine months of 1996 as compared to the corresponding period of 1995.

    NET INCOME BEFORE EXTRAORDINARY ITEM. Net income before extraordinary item increased $.2 million (or 2.3%) in the first nine months of 1996 to $8.8 million from $8.6 million (including plant closing charges of $1.9 million) in the corresponding period of 1995.

FISCAL YEAR ENDED DECEMBER 31, 1995 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1994

    NET SALES. Net sales decreased $1.0 million (or .6%) in 1995 to $172.5 million from $173.5 million in 1994. This decrease was primarily attributable to a decline in the sales of certain water systems accessories and a softness in the residential plumbing and heating market. Net sales attributable to the Company's water systems products decreased $1.8 million (or 1.8%) in 1995 to $96.4 million from $98.2 million in 1994, primarily due to the elimination of certain lower margin water systems accessory product offerings partially offset by increased sales of water system accumulators. Net sales attributable to the Company's HVAC products increased $.8 million (or 1.1%) in 1995 to $76.1 million from $75.3 million in 1994, principally due to increased sales of Therm-X-Trols, commercial and industrial heating products and certain refrigerant cylinder products; these increases were partially offset by a decrease in sales of residential plumbing and heating products, primarily due to weak domestic demand for new and replacement hydronic heating systems resulting from a relatively warm winter in 1995. In addition, international sales in 1995 were adversely affected by depressed economic conditions in Mexico and Europe.

    COST OF GOODS SOLD. Cost of goods sold increased $1.1 million (or .9%) in 1995 to $124.3 million from $123.2 million in 1994. This increase was due to increased raw material costs. As a percentage of net sales, cost of goods sold increased in 1995 to 72.1% as compared to 71.0% in 1994. This increase was due to the poor performance of the 4BA reusable pressure-rated cylinder product line as well as increased raw material costs that the Company was unable to offset.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses decreased $.5 million (or 1.6%) in 1995 to $29.9 million from $30.4 million in 1994. This decrease in expenses was primarily due to a reduction in selling expenses resulting from a reorganization of the Company's sales force and consolidation of multiple lines of business partially offset by increased investment in engineering, research and development expenses. As a percentage of net sales, selling, general and administrative expenses decreased slightly in 1995 to 17.4% as compared to 17.6% in 1994.

    INCOME FROM OPERATIONS. Income from operations decreased $5.5 million (or 27.6%) in 1995 to $14.4 million from $19.9 million in 1994. This decrease was primarily due to plant closing charges of $3.8 million incurred in 1995 and reduced gross profits.

    INTEREST INCOME (EXPENSE), NET. Net interest income increased $67,000 in 1995 to $60,000 from net interest expense of $7,000 in 1994.

    INCOME TAXES. Income tax expenses decreased $2.0 million (or 26.0%) in 1995 to $5.7 million from $7.7 million in 1994.

    NET INCOME BEFORE EXTRAORDINARY ITEM. For the reasons set forth above, net income before extraordinary item decreased $3.2 million (or 26.0%) in 1995 to $9.1 million from $12.3 million in 1994.

FISCAL YEAR ENDED DECEMBER 31, 1994 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1993

    NET SALES. Net sales increased $9.2 million (or 5.6%) in 1994 to $173.5 million from $164.3 million in 1993. This increase was primarily attributable to a strong economy and the impact of new marketing programs introduced in 1993. Net sales attributable to the Company's water systems products increased $6.4 million (or 7.0%) in 1994 to $98.2 million from $91.8 million in 1993, primarily due to the stronger economy and these new marketing programs. Net sales attributable to the Company's HVAC products increased $2.8 million (or 3.9%) in 1994 to $75.3 million from $72.5 million in 1993, primarily as a result of generally increased demand for the Company's HVAC products associated with the U.S. economic recovery offset by decreased international demand for the Company's pressure-rated cylinders. The Company believes the decreased international demand for pressure-rated cylinders was influenced by pre-buying and stockpiling of cylinders in 1993 in anticipation of lower manufacturing quotas for certain refrigerant gases in Europe.

    COST OF GOODS SOLD. Cost of goods sold increased $7.0 million (or 6.0%) in 1994 to $123.2 million from $116.2 million in 1993. This increase was due to increased volume and increased start-up costs incurred in connection with the introduction of the 4BA reusable pressure-rated cylinder product line. As a percentage of net sales, cost of goods sold increased slightly in 1994 to 71.0% as compared to 70.7% in 1993. This increase was primarily a result of the start-up costs related to the introduction of the 4BA reusable pressure-rated cylinder line and competitive pricing actions, substantially offset by increased water systems product sales, which carry higher profit margins.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $1.3 million (or 4.5%) in 1994 to $30.4 million from $29.1 million in 1993. This increase in expenses was primarily due to increases in selling expenses attributable to higher sales volumes, increased spending in research and development, and increased spending related to a reorganization of the business units and investments in new systems, people and process improvements. As a percentage of net sales, selling, general and administrative expenses decreased slightly in 1994 to 17.6% as compared to 17.7% in 1993.

    INCOME FROM OPERATIONS. Income from operations increased $.9 million (or 4.7%) in 1994 to $19.9 million from $19.0 million in 1993.

    INTEREST INCOME (EXPENSE), NET. Net interest expense decreased $798,000 in 1994 to $7,000 from $805,000 in 1993.

    INCOME TAXES. Income tax expenses increased $.5 million (or 6.9%) in 1994 to $7.7 million from $7.2 million in 1993.

    NET INCOME BEFORE EXTRAORDINARY ITEM. For the reasons set forth above, net income before extraordinary item increased $1.1 million (or 9.8%) in 1994 to $12.3 million from $11.2 million in 1993.

LIQUIDITY AND CAPITAL RESOURCES

    Cash provided by operations was $6.6 million for the nine months ended September 28, 1996, representing an increase of $.5 million, as compared to $6.1 million for the corresponding period in 1995. The increase was primarily due to proceeds from life insurance policies and a reduction in prepaid income taxes. Cash was utilized during the latest period to fund capital expenditures, ordinary dividends and a special dividend of $5.5 million, which represented the proceeds from the sale of the Company's Rogers, Arkansas manufacturing facility, expected proceeds from the sale of the Company's Plano, Texas facility and proceeds from life insurance policies. The Company's cash flows from operating activities were approximately $12.0 million, $10.7 million and $11.9 million for the years ended December 31, 1993, 1994 and 1995, respectively.

    The Company intends to fund its future working capital, capital expenditures and debt service requirements through cash flows generated from operations (including the results of significantly reduced operating expenses) and borrowings under the revolving credit facility (the "Revolving Credit Facility") of the Bank Credit Facility. Upon consummation of the Merger on November 13, 1996, the Company became party to the Bank Credit Facility. The Bank Credit Facility consists of $45.0 million of senior term loans (the "Term Loans") and a $30.0 million Revolving Credit Facility. A portion ($20.0 million) of the Term Loans (the "Tranche A Term Loans") will mature five and one-half years after the effective date of the Merger, with quarterly amortization payments during the term of such loans. The remainder ($25.0 million) of the Term Loans (the "Tranche B Term Loans") will mature seven and one-half years after the effective date of the Merger, with nominal quarterly amortization prior to the maturity of the Tranche A Term Loans and with the remaining amounts amortizing on a quarterly basis thereafter. The Revolving Credit Facility includes a sublimit providing for up to $20.0 million of availability on a revolving credit basis to finance permitted acquisitions. The commitments under the Revolving Credit Facility and the acquisition sublimit will each reduce by $5.0 million in the fourth year and $10.0 million in the fifth year after the effective date of the Merger. The Revolving Credit Facility will mature five and one-half years after the effective date of the Merger. The Bank Credit Facility is secured by substantially all assets of the Company and its subsidiaries. See "Description of Bank Credit Facility." Assuming that the Merger had been consummated on September 28, 1996, there would have been $27.8 million unused and available under the Bank Credit Facility (net of $2.2 million of outstanding letters of credit).

    Capital expenditures for the nine months ended September 28, 1996 were $8.1 million, an increase of $3.6 million, as compared to $4.5 million for the corresponding period in 1995. Capital expenditures were $7.4 million, $4.8 million and $5.5 million in the years ended December 31, 1993, 1994 and 1995, respectively. These expenditures related primarily to ongoing maintenance and upgrading of the Company's manufacturing technology and, in 1993, included capital expenditures related to the installation of the Company's 4BA reusable pressure-rated cylinder production line and, in 1996, included capital expenditures related to the establishment of the Company's Singapore facility. As part of its new business strategy, the Company intends to increase the amount allocated to capital expenditures in order to benefit from a rationalization of manufacturing capacity, reduced manufacturing costs and higher productivity.

Total capital expenditures are expected to be approximately $10.5 million for 1996, $7.0 million for 1997 and $7.0 million for 1998.

    Cash used for financing activities was $6.1 million for the nine months ended September 28, 1996, an increase of $1.2 million as compared to $4.9 million for the corresponding period in 1995. In the years ended December 31, 1993, 1994 and 1995, cash flows used for financing activities were approximately $5.6 million, $2.1 million and $6.4 million, respectively. In each period, such cash flows were used primarily to pay cash dividends, make net repayments of borrowings and to repurchase the Company's common stock.

    Management believes that cash generated from operations, together with borrowings available under the Revolving Credit Facility, will be sufficient to meet the Company's working capital and capital expenditure needs in the foreseeable future. The Company may consider other options available to it in connection with funding future working capital and capital expenditure needs, including the issuance of additional debt and equity securities.

INFLATION

    The Company believes that inflation has not had a material effect on its results of operations or financial condition during 1993 and 1994. However, in 1995, the Company experienced increased raw material costs, particularly steel and corrugated paper. During 1996, the Company has experienced reductions in raw material prices, offsetting many of the increases experienced in the prior year.

RECENT ACCOUNTING PRONOUNCEMENTS

    SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," is effective for financial statements for fiscal years beginning after December 15, 1995. This standard, among other things, requires entities to review long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Based upon current facts and circumstances, adoption of this standard is not expected to have a material effect on the Company's financial condition, results of operations or cash flows.

    SFAS No. 123, "Accounting for Stock-Based Compensation," is effective for financial statements for fiscal years beginning after December 15, 1995. This standard, among other things, defines a fair value based method of accounting for employee stock option and similar plans and requires certain disclosures. Management has not yet determined whether it will adopt the measurement provisions of SFAS No. 123 at this time.

                                    BUSINESS

    AMTROL, founded in 1946, is a leading designer, manufacturer and marketer of water flow and control products used in the water systems markets and selected sectors of the HVAC market. The Company's principal products include well water accumulators, hot water expansion controls, water treatment products, indirect-fired water heaters and non-returnable pressure-rated cylinders used primarily to store, transport and dispense refrigerant gases. Many of these products are based on a technology originated and developed by the Company, which uses a pre-pressurized vessel with an internal diaphragm to handle fluids under pressure. The Company's pro forma net sales and pro forma EBITDA were $169.9 million and $28.5 million, respectively, for the year ended December 31, 1995 and $131.4 million and $21.3 million, respectively, for the nine months ended September 28, 1996.

    The Company believes that its leading market positions in its key product categories are attributable to the strength of AMTROL's brand names and product breadth, quality and innovation, as well as its marketing, distribution and manufacturing expertise. In addition, AMTROL's principal markets are highly replacement-oriented, with 60 to 70% of the Company's core business coming from replacement sales. These factors, combined with the Company's large installed base of products, have enabled AMTROL to demonstrate sales and earnings stability over the past five years, even during periods of weak domestic economic activity.

    AMTROL's brand names are among the most widely known in its markets. For example, the Company's key hot water expansion control product, the Extrol, is so widely recognized that customers frequently refer to any hot water expansion control as an "Extrol." Other well-known brand names of the Company include Well-X-Trol, Therm-X-Trol, Hot Water Maker and CHAMPION. The Company also believes that it is the recognized technology leader in virtually all of its core product lines. In many of the Company's major product lines, AMTROL's products are considered the industry standard, a key marketing advantage, because of their recognized quality and reliability.

    The Company's strong reputation and brand recognition ensure that nearly every significant wholesaler carries at least one AMTROL product. This facilitates new product introduction, effectively "pulling" the Company's new products through its distribution system. AMTROL also offers a broad range of products, including over 100 models of well water accumulators. This broad product offering allows AMTROL's customers to consolidate their suppliers and to purchase and manage inventory more efficiently. These factors have established the Company's products as a preferred brand and allow the Company to realize premium pricing on most of its branded products.

    During its 50-year history, the Company has built a strong franchise with wholesalers and OEMs, resulting in a broad distribution network serving more than 5,000 customers throughout North America. In 1995, approximately 13% of the Company's net sales were derived from international markets, and the Company is expanding internationally, especially in the fast growing Asia/Pacific region. The Company recently opened a new manufacturing facility in Singapore and intends to introduce several new products which the Company believes will be well received in international markets. In addition, the Company has recently refocused its efforts to better serve the DIY market, a rapidly growing channel of distribution, primarily through private label arrangements with Lowe's Companies, Menards, Cotter & Company (True Value) and Ace Hardware.

    The Company's principal executive offices are located at 1400 Division Road, West Warwick, Rhode Island 02893 (telephone number: (401) 884-6300).

NEW MANAGEMENT AND BUSINESS STRATEGY

    Upon the Merger, Mr. Cashman became the Chairman, Chief Executive Officer and President of the Company. Mr. Cashman has over 30 years of general industrial management experience in the filtration, minerals, building products and pharmaceutical industries, most recently as Chairman and Co-Chief

Executive Officer of R.P. Scherer. Mr. Cashman joined R.P. Scherer concurrent with that company's leveraged buyout in 1989. Under Mr. Cashman's leadership, R.P. Scherer's management successfully implemented a strategy which resulted in significantly reduced operating costs and rapid international and U.S. sales growth. Since the announcement of the Merger on August 29, 1996, Mr. Cashman has worked closely with key members of AMTROL's management to develop a new strategic plan. To implement this new strategic plan, a new streamlined management structure has been put in place.

    Since the beginning of October 1996, the Company has been executing the new strategic plan, which is designed to immediately reduce costs and capitalize on AMTROL's position as a technological and market leader. The new strategic plan consists of the following key elements: (i) reduce operating expenses, (ii) enhance sales and profitability of core product offerings, (iii) introduce new products and (iv) grow internationally.

    REDUCE OPERATING EXPENSES

    The Company has already initiated a series of actions designed to immediately reduce operating expenses and to establish new managerial and organizational accountability. Actions already implemented or announced are expected to generate approximately $9.7 million of permanent annual cost savings by the end of 1997 (see table below). These actions are expected to result in related one-time costs of approximately $1.0 million of severance and other expenses and $2.0 million in connection with the writedown of certain assets related to the discontinuation of the 4BA product line, which will be reserved for on the Company's consolidated balance sheet as part of purchase accounting. The cost savings estimates described herein are forward-looking statements based on management budgets, and there can be no assurance that such cost savings can be achieved.

                                                                                   TOTAL
                                                                            ESTIMATED PERMANENT
ACTIONS IMPLEMENTED OR ANNOUNCED                                            ANNUALIZED SAVINGS
-------------------------------------------------------------------------  ---------------------
                                                                               (IN MILLIONS)
Reduce corporate overhead expenses.......................................        $     4.5
Continue to rationalize manufacturing facilities.........................              3.0
Reduce manufacturing and distribution costs..............................              2.2
                                                                                     -----
      Total..............................................................        $     9.7
                                                                                     -----
                                                                                     -----

        REDUCE CORPORATE OVERHEAD EXPENSES. The Company believes that significant and immediate cost savings can be realized from restructuring its general and administrative staff and consolidating its three autonomous strategic business units to eliminate redundant and unnecessary functions. These actions have been substantially completed and the Company expects to realize permanent annual cost savings aggregating approximately $4.5 million, including non-personnel expense reductions commencing in 1997. As a result of the headcount reductions undertaken in 1996, the number of persons employed at corporate headquarters has decreased by approximately 15% since January 1, 1996. The Company estimates that one-time costs related to these measures will total approximately $1.0 million, which will be reserved for on its consolidated balance sheet as part of purchase accounting.

        CONTINUE TO RATIONALIZE MANUFACTURING FACILITIES. Since September 1995, the Company has closed two manufacturing facilities and relocated their production to remaining facilities. As a result of these plant consolidations, 150 salaried and non-salaried positions have been eliminated. The Company also discontinued its unprofitable 4BA reusable pressure-rated cylinder business in the fourth quarter of 1996 as part of its cost reduction initiatives. The Company recently introduced a new reusable pressure-rated cylinder which serves the same growing market as the 4BA product line, but has significantly lower manufacturing costs. These actions are expected to generate permanent annual manufacturing cost savings of approximately $3.0 million. The Company recorded a $3.8 million charge to operating expense in 1995 in connection with the two plant closures. The discontinuation of the 4BA reusable pressure-rated cylinder business will result in a $2.0 million writedown of certain assets, which will be reserved for on the Company's consolidated balance sheet as part of purchase accounting. In addition, the Company is currently evaluating its manufacturing capacity and expects to take actions to further reduce manufacturing costs by maximizing production at lower cost facilities and reducing or eliminating production at higher cost facilities.

        REDUCE MANUFACTURING AND DISTRIBUTION COSTS. The Company intends to reduce labor costs through automating certain labor-intensive manufacturing processes and redesigning existing product lines. For example, the Company is currently automating its small vessel manufacturing line in its West Warwick, Rhode Island facility. These projects are expected to generate approximately $2.2 million in permanent annual cost savings by the end of 1997. The Company has identified and intends to implement several other manufacturing improvement projects which are expected to yield additional annual savings by the end of 1998. In addition, the new Singapore manufacturing facility is expected to result in significant savings in shipping and distribution costs of sales to the Asia/Pacific region.

    ENHANCE SALES AND PROFITABILITY OF CORE PRODUCT OFFERINGS

    The Company intends to implement a series of initiatives to reinvigorate sales growth and increase profitability of its core product offerings. To accomplish this, the Company will seek agreements with major pump and boiler OEMs to incorporate AMTROL products into complete systems solutions and will modify current products to enhance appearance, facilitate installation or meet the requirements of specific domestic and international markets. The Company will also expand its efforts to educate customers about the benefits of AMTROL products. These actions are expected to increase demand for AMTROL's core products and allow AMTROL to continue to realize premium pricing and achieve a more favorable product mix, especially in international markets.

    INTRODUCE NEW PRODUCTS

    The Company intends to use new product introductions to pursue international growth, broaden existing product lines and focus on attractive niche market segments within the broader water systems and HVAC markets. AMTROL is a technological leader and historically has successfully identified trends in the market and capitalized on these trends by introducing new products. For example, in recognition of demand for an energy efficient alternative to conventional potable water heaters, AMTROL successfully developed and introduced the Hot Water Maker line of indirect-fired water heaters. Similarly, AMTROL was able to apply its pressure regulating technology to develop the Therm-X-Trol, a product designed to facilitate compliance with increasingly stringent requirements for backflow prevention systems. As a result of the Company's increased focus on research and development, AMTROL has developed several new products designed to meet the demands of both the domestic and international markets. For example, the Company is currently field testing a potable water heater that efficiently utilizes the thermal waste energy produced by air conditioning units. New products expected to be introduced in 1997 include a small pressure boosting system for international markets, a composite reverse osmosis vessel for both the domestic and international markets and an indirect-fired water heater designed for use with European wall-hung boiler units.

    GROW INTERNATIONALLY

    As a result of the Company's strong brand names, broad product offerings and core water systems expertise, AMTROL is well positioned to capitalize on growing global demand for enhanced water pressure control and improved water quality and refrigerant systems. The Company believes that establishing local manufacturing and distribution facilities in international markets is critical to the Company's ability to build strong customer relationships, understand local product preferences and be price competitive while maintaining appropriate profit margins. In order to achieve the Company's goal of increasing its international presence, the Company has been pursuing and intends to continue to selectively pursue joint ventures, OEM alliances and acquisitions. The Company will focus its international expansion on the target markets of the Asia/Pacific region and Europe and, to a lesser extent, Latin America/Mexico.

        ASIA/PACIFIC. In the developing economies of the Asia/Pacific region, rapid economic growth and the emergence of a middle class has spurred demand in many markets served by AMTROL products. For example, economic development and the commercial building boom underway in Asia are fueling demand for air conditioning and refrigeration equipment which in turn increases demand for refrigerant gas pressure-rated cylinders. New commercial high-rise structures also require potable water pressure boosting systems and expansion control products for chilled-water air conditioning systems. In addition, as Asian consumers achieve higher living standards, they are demanding residential water pressure boosting and water treatment systems because municipal water supplies often lack the pressure required to operate modern appliances such as dishwashers or washing machines and fail to meet acceptable standards for clean and safe water. Consequently, this region represents a large potential market for the Company's pressure-rated cylinders for refrigerant gases, water control systems and water treatment products. To better serve these markets, AMTROL has increased the number of distributors in this region from 12 to 45 over the past two years and has recently commenced manufacturing at its Singapore facility.

        EUROPE. In Europe, the large hydronic heating market (believed by the Company to be ten times the size of the U.S. market) and the general lack of adequate water pressure in municipal systems represent excellent opportunities for the Company in light of its core products expertise. The Company's brand names are already well recognized in Europe. The Company plans to apply its technical expertise to the special needs of the European market. For example, the Company is currently in discussions with leading European OEMs for developing an indirect-fired water heater designed for use with European wall-hung boiler units. The Company plans to accelerate AMTROL's European growth through selective acquisitions, strategic joint ventures or distribution agreements.

        LATIN AMERICA/MEXICO. Because the market dynamics in emerging Latin American and Mexican economies are comparable to those of the Asia/Pacific region, the Company intends to pursue a similar strategy to accelerate growth. AMTROL has taken preliminary steps towards increasing its presence by initiating a licensing program with local distributors and pump manufacturers to build and sell water pressure boosters utilizing AMTROL's accumulators. The Company intends to establish local sales, distribution and service capability in this region, which will enable the Company to better service its existing customers and provide a base for new business.

PRODUCTS AND MARKETS

    The Extrol, the first product to utilize the technology developed by AMTROL for handling fluid under pressure in hydronic heating systems, redefined the standards for controlling the expansion of water in these systems. Older systems consisted simply of a vessel containing air, resulting in excessive pressure, less efficiency and excessive corrosion. AMTROL developed a technology which uses a flexible diaphragm inside a pre-pressurized vessel to maintain the separation of air and water in the vessel, and has applied this technology in both water systems products and HVAC products.

    WATER SYSTEMS PRODUCTS

    AMTROL's net sales of its water systems products accounted for approximately $96.4 million (or 55.9%) of the Company's total net sales in 1995 and approximately $77.2 million (or 57.3%) of the Company's total net sales for the nine months ended September 28, 1996. These products consist primarily of water accumulators and related accessories for residential and commercial well water systems and systems and components for residential water softening and purification.

    WELL WATER SYSTEMS. AMTROL produces and sells well water accumulators for both residential and commercial applications under the brand names Well-X-Trol and CHAMPION, as well as under several private label programs. Virtually all of the water accumulators sold by the Company incorporate an internally mounted rubber diaphragm that seals an air charge and allows pressure to increase as water fills the plastic lined vessel. This design serves to control pressure while maintaining the separation of air and water in the vessel, thereby eliminating water logging (absorption of air into water) as well as reducing wear on switches, pump motors and other system components caused by unnecessary on/off cycling. A typical well water system consists of a submersible or jet pump located in the well water that is attached to an AMTROL pre-pressurized vessel. The pre-pressurized vessel is connected to the plumbing system in order to provide water on demand at a constant pressure. As the water level and pressure in the vessel lowers, the diaphragm flexes, which in turn causes the pump to cycle on until a sufficient level of water pressure is achieved in the system. The Company also provides a complete line of water systems accessories. The Company believes it has a domestic market share of at least 50% in accumulators for well water systems and believes that none of its competitors has more than a 15% share of this market.

    WATER TREATMENT/FILTRATION PRODUCTS. AMTROL offers a range of products to meet increasing global demand for improved water quality and water pressure. AMTROL manufactures and markets water softeners, reverse osmosis accumulators and other related systems that may be utilized to purify or treat residential municipal-supplied and well water. In industrialized nations, aging municipal water systems, groundwater contamination and recent outbreaks of water-borne illnesses are causing increased concern over water resources. The demand for clean water is growing even faster in developing countries, where the United Nations calculates that unclean water causes 80% of disease and kills 10 million people annually. The Company also manufactures and markets products that address the need to boost water pressure in many domestic and international locations where the available pressure is not adequate. The Company believes there will be increased market demand for its water treatment/filtration and pressure boosting systems, especially in certain developing markets, including Latin America/Mexico and the Asia/ Pacific region, where local water quality and pressure may not satisfy increasing demands for clean water and adequate pressure.

    HVAC PRODUCTS

    AMTROL's net sales to selected sectors of the HVAC market, which include net sales of products such as expansion accumulators, water heaters and pressure-rated cylinders for refrigerant gases, accounted for approximately $76.1 million (or 44.1%) of the Company's total net sales in 1995 and approximately $57.6 million (or 42.7%) of the Company's total net sales for the nine months ended September 28, 1996. AMTROL's residential HVAC products include expansion vessels for heated water, potable water heaters and other accessories used in residential HVAC systems. Commercial HVAC products are substantially identical in function to those used in residential applications, with the most significant difference being variations required by design codes to meet the higher operating pressures of larger systems. AMTROL's pressure-rated cylinders for refrigerant gases are used in the storage, transport and dispensing of gases used in air conditioning and refrigeration systems.

    EXTROLS. Extrol expansion accumulators, the first AMTROL product line to incorporate the Company's diaphragm technology for handling fluid under pressure, are used in conjunction with hydronic heating systems, which provide heat by circulating hot water through baseboard piping and radiators. The Extrol product eliminates the corrosive effects of oxygen in the heating system and eliminates problems related to hot water expansion by allowing the volume of water to increase as the temperature of the water increases within a closed system, preventing operating problems resulting from excessive or deficient water pressure in the system. The Company believes it has a domestic market share of at least 50% in the hot water expansion control market and believes that none of its competitors has more than a 10% share of this market.

    THERM-X-TROLS. Therm-X-Trols accumulate expanded hot water escaping from potable water heaters that has been prevented from flowing back into the public water supply by backflow prevention devices. In response to the Clean Water Act of 1984 certain jurisdictions established local codes to require owners of commercial and residential buildings to install backflow prevention devices in order to prevent the contamination of the public water supply. Local codes adopted by organizations that set standards for approximately 90% of the United States also require a separate device to handle the expanded water prevented from flowing back into the public water supply. The principal alternatives are relief valves, which permit water to drain inside the building, and thermal expansion accumulators, such as the Therm-X-Trol, which capture the water. Therm-X-Trol satisfies these code requirements, as well as the codes of some cities that specifically require a thermal expansion accumulator. Additionally, the two largest domestic water heater manufacturers will void their warranties if thermal expansion accumulators are not used in conjunction with their products where backflow prevention devices are installed. The Company believes it has a domestic market share of at least 50% in this market and believes that none of its competitors has more than a 15% share of this market.

    INDIRECT-FIRED WATER HEATERS. In response to market demands for energy conservation, AMTROL has developed a line of indirect-fired residential and commercial water heaters, which it manufactures and distributes under the brand name Hot Water Maker. Used in conjunction with a new or existing boiler installed to heat living and work areas, these water heaters offer an alternative to conventional gas and electric potable water heaters and tankless coils by generating hot water through the use of heat exchangers and circulators which circulate heated water from the boiler through a coil in the core of the water heater's reservoir. Hot Water Makers are sold for use in both commercial and residential applications. In addition to selling products under its own brand name, AMTROL is presently pursuing an OEM partnership strategy in this business whereby the Company supplies hydronic products manufacturers with private branded indirect-fired water heaters. The Company believes that in the U.S. it is the leader in this market.

    REFRIGERANT CYLINDERS. AMTROL is one of two significant manufacturers of non-returnable pressure-rated cylinders used in the storage, transport and dispensing of refrigerant gases for air conditioning and refrigeration systems. These gases include CFCs and hydrochlorofluorocarbons ("HCFCs"), as well as newly developed alternative refrigerants designed to mimic the desirable characteristics of CFCs and HCFCs. The Montreal Protocol on Substances that deplete the Ozone Layer (to which 140 countries are signatories) required the phase out of CFC production by the end of 1995 and established an HCFC consumption limit beginning January 1, 1996, with a complete phase out of HCFCs by 2030. The United States has accelerated the HCFC phase out, requiring the phase out of certain HCFCs by 2003, others by 2020 and the remainder by 2030. During the past three years, these regulatory phase outs and consumption limits on CFCs and HCFCs have created disruptions in the market and have resulted in uneven and less predictable demand for the Company's pressure-rated cylinders. These conditions may continue during the transition to new alternative refrigerant gases until the aftermarket service demand for the new alternative refrigerant gases grows to previous CFC levels. However, the Company believes that the increasing use of refrigeration and air conditioning in developing nations will generate increased international sales of refrigerant gas cylinders.

DISTRIBUTION AND MARKETING

    AMTROL's principal channel of distribution is plumbing, heating and pump specialty wholesalers. The Company maintains its presence in the United States and Canadian wholesale markets through a network of approximately 40 independent firms that represent multiple manufacturers, arranging sales on a commission basis, as well as approximately 20 salaried direct sales professionals. To service its customers with greater efficiency, the Company has streamlined its representative network and, through consolidation of multiple lines of business, has brought a broader range of products to its wholesalers. The Company also provides certain of its products to the DIY market segment through a separate sales force and marketing division to better service this rapidly growing segment. AMTROL has private label arrangements with Lowe's Companies, Menards, Cotter & Company (True Value) and Ace Hardware.

    At its Education Center, which is an integral part of the Company's marketing organization, and at Company-sponsored seminars throughout the United States and selected international locations, AMTROL provides education and training to wholesalers, contractors and engineers, independent sales representatives and their employees to assist them in understanding the technical aspects of their respective customers' requirements and AMTROL's product lines. By educating customers about the benefits of AMTROL's products, the Company's products are effectively "pulled" through its distribution system. During 1995, over 2,000 customers and contractors attended technical programs at the Company's Education Center.

    AMTROL's major customers for reusable refrigerant gas cylinders are wholesale distributors who sell the products to service providers and refrigerant recovery equipment manufacturers. Non-returnable refrigerant pressure-rated cylinders are also sold to major chemical companies, which produce and package refrigerant gases, and to independent contractors that purchase bulk refrigerants and fill the cylinders.

    No single customer represented more than 5% of the Company's net sales in 1995.

INTERNATIONAL SALES

    Sales in geographic regions outside of the United States and Canada, primarily Western Europe, Asia and Mexico, accounted for 13.6%, 13.0% and 13.2% of the Company's total net sales in fiscal years 1993, 1994 and 1995, respectively, and 13.0% and 13.2% of the Company's total net sales for the nine months ended September 30, 1995 and September 28, 1996, respectively. The majority of these sales were refrigerant gas pressure-rated cylinders sold into Europe. In 1995, AMTROL believes that its international business was adversely affected by depressed economic conditions in Mexico and Europe.

    Historically, the Company's international expansion efforts were hampered by the lack of an international manufacturing presence and competitively priced AMTROL products suitable for use in international markets. To address these issues, the Company recently commenced manufacturing activities at its Singapore facility and has developed new products and modified existing products for use in specific international markets. The Singapore facility will enable AMTROL to better service its existing customers and will provide a base for new business in the Asia/Pacific region. The local manufacturing presence will result in significantly lower distribution costs, allowing the Company to more effectively compete in the Asia/Pacific region. The Singapore facility commenced manufacturing non-returnable pressure-rated cylinders in October 1996 and will be able to manufacture pre-pressurized vessels in 1997. The Company plans to focus on international expansion as a key part of its strategy. See "--New Management and Business Strategy--Grow Internationally."

    Over the last two years, AMTROL has opened international sales offices in Hong Kong and Singapore and plans to establish a sales office in Europe in early 1997. In addition to these initiatives, AMTROL is building its own distribution networks in the Asia/Pacific region and Latin America/Mexico. To further penetrate European markets, AMTROL is selectively pursuing acquisitions and distribution, OEM and manufacturing alliances.

MANUFACTURING, RAW MATERIALS AND SUPPLIERS

    The Company manufactures water systems and HVAC products using components produced in its own facilities, as well as those of outside suppliers. To assure quality in its product lines and to enable the Company to respond quickly to changing market demands, AMTROL manufactures most critical components in its own facilities. The Company has a "Continuous Improvement Program" for quality control that has resulted in higher yields, lower controllable costs per unit, higher order fill rates, better on-time delivery and decreased warranty claims. AMTROL believes it has developed substantial manufacturing expertise related to its technology and its expertise in high quality, low cost manufacturing. This expertise, combined with its extensive knowledge of the manufacturing tolerances required to handle fluids under pressure, provides a competitive advantage. Principal manufacturing processes include thin-wall steel deep drawing, welding and rubber injection molding.

    The Company's engineering and development efforts are focused on developing new products and processes, adapting existing products for new applications and improving the performance, quality and manufacturing cost of its products.

    With significant productivity gains achieved at its principal manufacturing facilities, decisions were made to close two production facilities. The Company's Plano, Texas plant ceased operations in September 1995 and the Rogers, Arkansas plant ceased operations in April 1996. To better service its customers in Southeast Asia, the Company recently opened a manufacturing facility in Singapore. In connection with this start-up, certain equipment from the Plano, Texas plant has been refurbished and redeployed.

    In addition to its ongoing facilities rationalization program, AMTROL has implemented a significant capital improvement program with the intention of further reducing manufacturing costs. During 1996, the Company expects to spend approximately $10.5 million on capital expenditures, of which $8.1 million has been spent as of September 28, 1996. Most significantly, the Company has spent $2.4 million to automate the small diameter vessel production line in West Warwick, Rhode Island, and has spent $2.1 million in conjunction with the opening of its Singapore facility.

    AMTROL's three principal export manufacturing facilities hold ISO 9001 Certification, the most complete certification in the ISO 9000 Series from the International Organization for Standardization ("ISO"). ISO certification requires periodic audits of AMTROL's systems for product design, development, production, installation and servicing, and has become the international standard of quality required for manufacturers serving the European Economic Community, Southeast Asia, the Middle East and Latin America.

    Raw material suppliers generally offer commodities used by the Company, such as steel, synthetic rubber and plastic resins, to all manufacturers on substantially similar terms. Significant increases in raw material prices can adversely impact margins if the Company is unable to pass on such increases to its customers. In 1995, the Company experienced increased raw material costs, particularly steel and corrugated paper, which it was unable to offset and, as a result, its gross margin was adversely impacted. During 1996, the Company has experienced reductions in raw material prices offsetting many of the increases experienced in the prior year. Manufacturers of component parts also generally offer their products to others on substantially similar terms. Although certain components are only available from a limited number of manufacturers, the Company anticipates that it will be able to purchase all of the components it requires without disruption. The Company believes that its relationships with its suppliers are good.

SEASONALITY; BACKLOG

    Although AMTROL's sales are related to economic activity generally and sales of certain of its products are seasonal, its overall business is not seasonal to any significant extent. Due to the generally short lead time in orders, the Company historically has not carried any material backlog.

PATENTS, TRADEMARKS AND LICENSES

    While the Company owns a number of patents that are important to its business, the Company believes that its position in its markets depends primarily on factors such as manufacturing expertise, technological leadership, superior service and quality and strong brand name recognition, rather than on patent protection. The Company believes that foreign and domestic competitors have been unable to match the quality of AMTROL's branded products. The Company licenses certain of its technology to manufacturers in the Asia/Pacific region.

    The Company also has a number of registered and unregistered trademarks for its products. The Company believes the following registered trademarks, which appear on its products and are widely recognized in its markets, are material to its business: the AMTROL-Registered Trademark- name, Well-X-Trol-Registered Trademark-, Therm-X-Trol-Registered Trademark-, Extrol-Registered Trademark-, Hot Water Maker-Registered Trademark- and CHAMPION-Registered Trademark-.

COMPETITION

    Although the Company experiences substantial competition from a limited number of competitors in each of its markets, the Company believes that it is a market leader in its core products. The principal means of competition in the water systems products and HVAC markets are technology, quality, service and price. AMTROL brand name products generally compete on the basis of technology, quality, service and product line breadth and generally do not compete on the basis of price. No single company competes with AMTROL over a significant number of its product lines. As the Company expands into international markets, it may experience competition from local companies.

EMPLOYEES

    As of September 28, 1996, the Company had approximately 915 employees, none of whom were represented by collective bargaining units. AMTROL considers relations with its employees to be good.

ENVIRONMENTAL MATTERS

    Some of the Company's operations generate waste materials that may give rise to liability under environmental laws. Some risk of environmental and other damage is inherent in these operations, and certain of the Company's operations have been named a party in government enforcement and private actions associated with hazardous waste sites (including several sites under the federal Comprehensive Environmental Response, Compensation and Liability Act, known as "Superfund") and, in several matters, have been identified as being potentially responsible for a share of cleanup costs associated with such sites. Based upon the Company's experience in such matters, the amount of hazardous waste shipped to such sites attributable to the Company and the status of settlement proceedings, the Company estimates that its share of the aggregate cleanup costs for all of these sites will not be material. In addition, the Company is in the process of remediating contaminants discovered at its Plano, Texas facility, but does not anticipate that the costs associated with such remediation will be material. There can be no assurance that such liability arising from, for example, contamination at facilities the Company (or an entity or business the Company has acquired or disposed of) currently owns or operates or formerly owned or operated, or locations at which wastes or contaminants generated by the Company (or an entity or business the Company has acquired or disposed of) have been disposed of, will not arise or be asserted against the Company or entities for which the Company may be responsible in a manner that could materially and adversely affect the Company.

    The Company monitors and reviews its procedures and policies for compliance with environmental laws. Based upon the Company's experience to date, the Company operates in substantial compliance with environmental laws, and the cost of compliance with existing regulations is not expected to have a material adverse effect on the Company's results of operations, financial condition or competitive position. However, future events, such as changes in existing laws and regulations or enforcement policies, may give rise to additional compliance costs which could have a material adverse effect on the Company's results of operations, financial condition or competitive position.

LEGAL PROCEEDINGS

    From time to time, the Company is named as a defendant in legal actions arising in the normal course of business. The Company is not a party to any pending legal proceeding the resolution of which management believes will have a material adverse effect on the Company's results of operations or financial condition or to any pending legal proceedings other than ordinary, routine litigation incidental to its business. See "--Environmental Matters."

PROPERTIES

    The following table sets forth information regarding the Company's principal properties each of which is owned by the Company unless otherwise indicated:

                                                  SQUARE FOOTAGE
LOCATION                                          (APPROXIMATE)                    PRINCIPAL USE
------------------------------------------------  --------------  ------------------------------------------------
West Warwick, RI................................       270,000    Corporate Headquarters, Manufacturing All AMTROL
                                                                    Product Lines, Education Center
Nashville, TN...................................       121,600    Manufacturing Water Systems Products and
                                                                    Pressure-rated Cylinders
Peru, IN........................................        60,600    Manufacturing Pumps, HVAC Products and
                                                                    Accessories (Residential and Commercial)
Baltimore, MD...................................        37,000    Manufacturing Metal Stampings
Liverpool, NY(a)................................        68,000    Distribution of Water Systems Products and
                                                                    Accessories for Irrigation, Pools/ Spas, HVAC
Lithonia, GA(a).................................        30,000    Distribution of Water Systems Products and
                                                                    Accessories for Irrigation, Pools/ Spas, HVAC
Paducah, KY.....................................        46,300    Manufacturing Pressure-rated Cylinders
Ashland, OH(a)..................................        37,000    Manufacturing Water Treatment/Filtration
                                                                    Products
Mansfield, OH(a)................................        45,000    Distribution Center for Do-It-Yourself Market
Singapore(a)....................................        30,000    Manufacturing Pressure-rated Cylinders; Sales
                                                                    Office for Southeastern Asia
Hong Kong(a)....................................           600    Sales Office for Northern Asia
Miami, FL(a)....................................           600    Sales Office for Latin America/Mexico
Antwerp, Belgium(a).............................            --(b) Distribution
Kitchener, Ontario(a)...........................        18,400    Distribution
Plano, TX.......................................        40,000    Held for Sale
                                                       -------
    Total.......................................       805,100
                                                       -------
                                                       -------

--------------

(a) Leased facilities

(b) The distribution center in Antwerp operates under a lease for space on an as-needed basis.

    AMTROL believes that its properties and equipment are generally well maintained, in good operating condition and adequate for its present needs. The Company regularly evaluates its manufacturing requirements and believes that it has sufficient capacity to meet its current and anticipated needs. The inability to renew any short-term real property lease would not have a material adverse effect on AMTROL's results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

    The table below sets forth certain information regarding each of the directors and executive officers of the Company.

                   NAME                          AGE                       POSITION
-------------------------------------------      ---      -------------------------------------------

John P. Cashman............................          56   Chairman of the Board, Chief Executive
                                                          Officer and President

Samuel L. Daniels..........................          47   Executive Vice President and Director

Clifford A. Peterson.......................          61   Senior Vice President--Operations &
                                                          Technology and Director

Edward J. Cooney...........................          49   Senior Vice President, Chief Financial
                                                          Officer and Treasurer

David P. Spalding..........................          42   Director

James A. Stern.............................          46   Director

Anthony D. Tutrone.........................          32   Director

    John P. ("Jack") Cashman became Chairman of the Board, Chief Executive Officer and President of the Company upon the Merger. Mr. Cashman has over 30 years of general industrial management experience in the filtration, minerals, building products and pharmaceutical industries. From 1989 until March 1996, Mr. Cashman served as Chairman and Co-Chief Executive Officer of R.P. Scherer. Mr. Cashman joined R.P. Scherer concurrent with that company's leveraged buyout in 1989. Prior to R.P. Scherer, Mr. Cashman had an extensive career at Johns-Manville Corporation as the President of Manville International, President of Manville Canada Inc. and Senior Vice President of Manville Corporation, as well as numerous other positions in general management, marketing and operations.

    Samuel L. Daniels, Executive Vice President since October 1996, has been with the Company since 1987 and became a director of the Company upon the Merger. From 1993 to 1996, Mr. Daniels served as Vice President--Water Systems. From 1991 to 1993, he served as General Manager of all AMTROL subsidiaries, and from 1989 to 1991, he was General Manager of the Company's Clayton Mark subsidiary. He originally joined the Company in 1987 as Vice President of Marketing for Clayton Mark Inc. Prior to joining the Company, he was Vice President of Mueller Pump.

    Clifford A. Peterson, Senior Vice President--Operations & Technology since October 1996, joined the Company in July 1995 as Vice President of Technology and became a director of the Company upon the Merger. Mr. Peterson served as Executive Vice President and Chief Operating Officer from February to September 1996. From 1989 to 1994, he was Vice President--General Manager of the Production Mail Division of Pitney Bowes Inc. Prior to that, he served as Vice President--Operations of the Dictaphone Corporation.

    Edward J. Cooney, Senior Vice President, Chief Financial Officer and Treasurer, joined the Company in 1978, serving as Chief Financial Officer since 1991, as Senior Vice President--Operations from 1988 to 1991, as Vice President from 1985 to 1988 and as Treasurer since 1982. Prior to joining the Company, Mr. Cooney was associated for nine years with Arthur Andersen LLP, independent public accountants.

    David P. Spalding became a director of the Company upon the Merger. Mr. Spalding has been Vice Chairman of Cypress since its formation in April 1994. Prior to joining Cypress, he was Managing Director in the Merchant Banking Group of Lehman Brothers Inc. from February 1991. Previously, he held the position of Senior Vice President of Lehman Brothers Inc. from September 1988 to February 1991. From April 1987 to September 1988, he was Senior Vice President of General Electric Capital Corporation Corporate Finance Group, Inc. Prior to 1987 he was a Vice President of The First National Bank of Chicago. Mr. Spalding is also a director of Lear Corporation.

    James A. Stern became a director of the Company upon the Merger. Mr. Stern has been Chairman of Cypress since its formation in April 1994. Prior to joining Cypress, Mr. Stern spent his entire career with Lehman Brothers Inc., most recently as head of the Merchant Banking Group. He served as head of Lehman's High Yield and Primary Capital Markets Groups, and was co-head of Investment Banking. In addition, Mr. Stern was a member of the firm's Operating Committee. Mr. Stern is a director of Noel Group, Inc., Lear Corporation, Cinemark USA, Inc., R.P. Scherer and K&F Industries, Inc.

    Anthony D. Tutrone became a director of the Company upon the Merger. Mr. Tutrone has been a Principal of Cypress since its formation in April 1994. Prior to joining Cypress, he was a member of the Merchant Banking Group of Lehman Brothers Inc. from 1986 to 1994, except from 1990 to 1992 when he attended Harvard Business School.

SPECIAL TERMINATION AGREEMENTS

    The Company has entered into special termination agreements (collectively, the "Termination Agreements"), effective April 11, 1996, with eleven executives, including Messrs. Daniels, Peterson and Cooney to secure the continued employment of those executives with the Company.

    The Termination Agreements provide that if a "terminating event" occurs within one year after a "change in control," the Company will pay the executive an amount equal to the executive's annual base salary in effect immediately prior to the change in control plus the executive's average bonus for the two fiscal years prior to the change in control. A "terminating event" is defined generally as termination of the executive's employment by the Company for any reason other than death, disability, retirement or for cause or the resignation of the executive subsequent to a significant reduction in the executive's responsibilities, authorities, functions or duties exercised prior to the change in control, a decrease in the executive's salary (other than across-the-board reductions) from that payable prior to the change in control or a substantial relocation of the executive by the Company following a change in control. The consummation of the Merger constituted a "change in control." The amounts expected to be payable under the Termination Agreements are included in the amounts reserved for on the Company's consolidated balance sheet as part of purchase accounting with respect to the planned reduction of certain corporate overhead expenses. See "Business--New Management and Business Strategy--Reduce Operating Expenses."

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

    As a result of the Merger, the Company is a direct, wholly owned subsidiary of Holdings. The following table sets forth information with respect to the beneficial ownership of Holdings' common stock by (i) each person known to the Company to beneficially own more than 5% of Holdings' outstanding common stock,
(ii) each of the Company's directors and certain executive officers and (iii) all directors and executive officers of the Company as a group. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned.

                                                                                            NUMBER
                                                                                           OF SHARES
                                                                                              OF
                                                                                           HOLDINGS'
                                                                                            COMMON
NAME AND ADDRESS OF BENEFICIAL OWNER                                                         STOCK      PERCENTAGE
----------------------------------------------------------------------------------------  -----------  -------------

Cypress Merchant Banking Partners L.P.(1)...............................................     637,957          90.7%
  c/o The Cypress Group L.L.C.
  65 East 55th Street, 19th Floor
  New York, New York 10022

Cypress Offshore Partners L.P.(1).......................................................      33,043           4.7%
  c/o The Cypress Group L.L.C.
  65 East 55th Street, 19th Floor
  New York, New York 10022

John P. Cashman.........................................................................      15,000           2.1%

Samuel L. Daniels(2)....................................................................       4,662             *

Clifford A. Peterson(2).................................................................       7,062           1.0%

Edward J. Cooney(2).....................................................................       2,839             *

David P. Spalding(1)....................................................................      --            --

James A. Stern(1).......................................................................      --            --

Anthony P. Tutrone(1)...................................................................      --            --

All directors and executive officers as a group
  (consisting of 7 persons).............................................................      29,563           4.2%

--------------

*   Less than 1%.

(1) Cypress Merchant Banking Partners L.P. and Cypress Offshore Partners L.P. are controlled by Cypress. Messrs. Spalding, Stern and Tutrone are executives of Cypress and may be deemed to share beneficial ownership of the shares shown as beneficially owned by such Cypress entities. Each of such individuals disclaims beneficial ownership of such shares. See "Summary--The Merger" and "Management."

(2) Immediately prior to the Merger, each of these individuals exchanged options exercisable for AMTROL common stock for options exercisable for Holdings common stock. All shares shown to be beneficially owned by these individuals represent shares issuable upon exercise of such options. See "Summary--The Merger" and "Management."

                      DESCRIPTION OF BANK CREDIT FACILITY

    In connection with the Merger, the Company entered into the Bank Credit Facility provided by a syndicate of banks and other financial institutions led by Bankers Trust Company, as administrative agent (the "Agent"), and Morgan Stanley Senior Funding, Inc., as documentation agent. The following summary of certain provisions of the Bank Credit Facility does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Credit Agreement.

    The Bank Credit Facility provides for loans in an aggregate principal amount not to exceed $75.0 million, of which (i) $45.0 million in Term Loans was borrowed at closing and (ii) up to $30.0 million will be available on a revolving credit basis under the Revolving Credit Facility for working capital needs and general corporate purposes. The Revolving Credit Facility includes a $20.0 million sublimit which is available to finance permitted acquisitions.

    The facilities under the Bank Credit Facility consist of (a) (i) a senior secured five and one-half year term loan facility providing for Tranche A Term Loans in an aggregate principal amount of $20.0 million and (ii) a senior secured seven and one-half year term loan facility providing for Tranche B Term Loans in an aggregate principal amount of $25.0 million, and (b) a senior secured five and one-half year Revolving Credit Facility providing for revolving loans, the issuance of letters of credit and same-day loans ("Swingline Loans") in an aggregate principal amount not to exceed $30.0 million.

    Tranche A Term Loans amortize on a quarterly basis over the term of the loans. The Tranche B Term Loans have nominal quarterly amortization prior to the maturity of the Tranche A Term Loans, and will amortize remaining amounts on a quarterly basis thereafter. The commitments under the Revolving Credit Facility and the acquisition sublimit will each reduce by $5.0 million in the fourth year and $10.0 million in the fifth year after the effective date of the Merger. The Revolving Credit Facility will mature five and one-half years after the effective date of the Merger. In addition, the Bank Credit Facility will provide for mandatory prepayments, subject to certain exceptions, of the Term Loans with the net proceeds of certain asset sales, with the net proceeds of certain debt and equity issuances and from a portion of the Company's excess cash flow.

    The Company's obligations under the Bank Credit Facility are guaranteed by Holdings and each direct and indirect domestic subsidiary of the Company. The Company's obligations under the Bank Credit Facility are secured by substantially all assets of the Company and its subsidiaries. See "Description of the Notes--Ranking" and "Risk Factors--Subordination of the Notes."

    The loans under the Bank Credit Facility bear interest, at the Company's option, at either (A) a "base rate" equal to the higher of (i) the Federal funds rate plus .5% or (ii) the Agent's prime lending rate plus (x) in the case of Tranche A Term Loans and loans under the Revolving Credit Facility, an applicable spread ranging from .75% to 1.50% (determined based on the Company's leverage ratio) or (y) in the case of Tranche B Term Loans, 2.00%; or (B) a "Eurodollar rate" plus (x) in the case of Tranche A Term Loans and loans under the Revolving Credit Facility, an applicable spread ranging from 1.75% to 2.50% (determined based on the Company's leverage ratio), or (y) in the case of Tranche B Term Loans, 3.00%. Swingline Loans may only be "base rate" loans.

    The Bank Credit Facility contains a number of covenants that, among other things, restrict the ability of the Company and its subsidiaries to dispose of assets, incur additional indebtedness, incur guaranty obligations, repay other indebtedness or amend other debt instruments, pay dividends, create liens on assets, enter into leases, make investments, make acquisitions, engage in mergers or consolidations, make capital expenditures, engage in certain transactions with subsidiaries and affiliates and otherwise restrict corporate activities. In addition, the Bank Credit Facility requires compliance with certain financial covenants, including requiring the Company to maintain a minimum EBITDA level, a minimum ratio of EBITDA to interest expense and a maximum ratio of Indebtedness to EBITDA, in each case tested at the end of each fiscal quarter of the Company. The Company does not expect that such covenants will materially impact the Company's ability to operate its business.

                          DESCRIPTION OF THE NEW NOTES

GENERAL

    The Old Notes were, and the New Notes will be, issued under an Indenture, dated as of November 1, 1996 (the "Indenture"), between the Issuer and The Bank of New York, as Trustee (the "Trustee").

    The following is a summary of certain provisions of the Indenture and the Notes, a copy of which Indenture and the form of Notes is available upon request to the Issuer at its address set forth in this Prospectus. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part thereof by the Trust Indenture Act of 1939, as amended.

    Principal of, premium, if any, and interest on the Notes will be payable, and the Notes may be exchanged or transferred, at the office or agency of the Issuer in the Borough of Manhattan, The City of New York (which initially shall be the corporate trust office of the Trustee, at 101 Barclay Street, New York, New York 10286).

    The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple of $1,000. No service charge shall be made for any registration of transfer or exchange of Notes, but the Issuer may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

TERMS OF THE NOTES

    The Notes will be unsecured senior subordinated obligations of the Issuer, limited to $115.0 million aggregate principal amount, and will mature on December 31, 2006. Each Note will bear interest at the rate per annum shown on the cover page hereof from November 13, 1996, or from the most recent date to which interest has been paid or provided for, payable semiannually to Holders of record at the close of business on the June 15 or December 15 immediately preceding the interest payment date on June 30 and December 31 of each year, commencing June 30, 1997.

    Old Notes that remain outstanding after the consummation of the Exchange Offer and New Notes issued in connection with the Exchange Offer will be treated as a single class of securities under the Indenture.

OPTIONAL REDEMPTION

    Except as set forth in the following paragraph, the Notes will not be redeemable at the option of the Issuer prior to December 31, 2001. Thereafter, the Notes will be redeemable, at the Issuer's option, in whole or in part, at any time or from time to time, upon not less than 30 nor more than 60 days' prior notice mailed by first-class mail to each Holder's registered address, at the following redemption prices (expressed in percentages of principal amount), plus accrued interest to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on December 31 of the years set forth below:

                                                                                       REDEMPTION
PERIOD                                                                                    PRICE
-------------------------------------------------------------------------------------  -----------
2001.................................................................................      105.313%
2002.................................................................................      102.656
2003 and thereafter..................................................................      100.000

    In addition, at any time and from time to time prior to December 31, 1999, the Issuer may redeem in the aggregate up to 35% of the original principal amount of the Notes with the proceeds of one or more

Public Equity Offerings (provided that if the Public Equity Offering is a public offering of any class of common stock of Holdings, a portion of the Net Cash Proceeds thereof equal to the amount required to redeem any such Notes is contributed to the equity capital of the Issuer), at a redemption price (expressed as a percentage of principal amount) of 110.625% plus accrued interest to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date); PROVIDED, HOWEVER, that at least $74.0 million aggregate principal amount of the Notes must remain outstanding after each such redemption.

    In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate, although no Note of $1,000 in original principal amount or less shall be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note.

RANKING

    The indebtedness evidenced by the Notes are unsecured senior subordinated obligations of the Issuer. The payment of the principal of, premium (if any) and interest on the Notes is subordinate in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness, whether outstanding on the Issue Date or thereafter incurred, including the Issuer's obligations under the Credit Agreement.

    As of September 28, 1996, after giving pro forma effect to the Transactions, AMTROL's Senior Indebtedness would have been approximately $45.0 million. Although the Indenture contains limitations on the amount of additional Indebtedness that the Issuer may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness. See "--Certain Covenants--Limitation on Indebtedness."

    A portion of the operations of AMTROL are conducted through its subsidiaries. Claims of creditors of such subsidiaries, including trade creditors, secured creditors and creditors holding indebtedness and guarantees issued by such subsidiaries (including guarantees of the Company's obligations under the Bank Credit Facility), and claims of preferred shareholders (if any) of such subsidiaries generally will have priority with respect to the assets and earnings of such subsidiaries over the claims of creditors of the Issuer, including holders of the Notes, even though such obligations will not constitute Senior Indebtedness. The Notes, therefore, are effectively subordinated to creditors (including trade creditors) and preferred shareholders (if any) of subsidiaries of AMTROL. At September 28, 1996, the total liabilities of AMTROL's subsidiaries were approximately $2.6 million, including trade payables (but excluding guarantees of the Company's obligations under the Bank Credit Facility). Although the Indenture limits the incurrence of Indebtedness and the issuance of preferred stock of certain of AMTROL's subsidiaries, such limitation is subject to a number of significant qualifications. Moreover, the Indenture does not impose any limitation on the incurrence by such subsidiaries of liabilities that are not considered Indebtedness under the Indenture. See "--Certain Covenants--Limitation on Indebtedness."

    Only Indebtedness of the Issuer that is Senior Indebtedness will rank senior to the Notes in accordance with the provisions of the Indenture. The Notes will in all respects rank PARI PASSU with all other Senior Subordinated Indebtedness of the Issuer. The Issuer has agreed in the Indenture that it will not Incur, directly or indirectly, any Indebtedness that is subordinate or junior in ranking in right of payment to its Senior Indebtedness unless such Indebtedness is Senior Subordinated Indebtedness or is expressly subordinated in right of payment to Senior Subordinated Indebtedness. Unsecured Indebtedness is not deemed to be subordinated or junior to Secured Indebtedness merely because it is unsecured.

    The Issuer may not pay principal of, premium (if any) or interest on the Notes or make any deposit pursuant to the provisions described under "Defeasance" below and may not repurchase, redeem or otherwise retire any Notes (collectively, "pay the Notes") if (i) any Designated Senior Indebtedness is not paid when due or (ii) any other default on Designated Senior Indebtedness occurs and the maturity of such Designated Senior Indebtedness is accelerated in accordance with its terms unless, in either case, the default has been cured or waived and any such acceleration has been rescinded or such Designated Senior Indebtedness has been paid in full. However, the Issuer may pay the Notes without regard to the foregoing if the Issuer and the Trustee receive written notice approving such payment from the Representative of the Designated Senior Indebtedness with respect to which either of the events set forth in clause (i) or (ii) of the immediately preceding sentence has occurred and is continuing. During the continuance of any default (other than a default described in clause
(i) or (ii) of the second preceding sentence) with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, the Issuer may not pay the Notes for a period (a "Payment Blockage Period") commencing upon the receipt by the Trustee (with a copy to the Issuer) of written notice (a "Blockage Notice") of such default from the Representative of the holders of such Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and ending 179 days thereafter (or earlier if such Payment Blockage Period is terminated (i) by written notice to the Trustee and the Issuer from the Person or Persons who gave such Blockage Notice, (ii) because the default giving rise to such Blockage Notice is no longer continuing or (iii) because such Designated Senior Indebtedness has been repaid in full). Notwithstanding the provisions described in the immediately preceding sentence (but subject to the first sentence of this paragraph), unless the holders of such Designated Senior Indebtedness or the Representative of such holders have accelerated the maturity of such Designated Senior Indebtedness, the Issuer may resume payments on the Notes after the end of such Payment Blockage Period. The Notes shall not be subject to more than one Payment Blockage Period in any consecutive 360-day period, irrespective of the number of defaults with respect to Designated Senior Indebtedness during such period.

    Upon any payment or distribution of the assets of the Issuer upon a total or partial liquidation or dissolution or reorganization of or similar proceeding relating to the Issuer or its property, the holders of Senior Indebtedness will be entitled to receive payment in full of such Senior Indebtedness before the Noteholders are entitled to receive any payment, and until the Senior Indebtedness is paid in full, any payment or distribution to which Noteholders would be entitled but for the subordination provisions of the Indenture will be made to holders of such Senior Indebtedness as their interests may appear. If a distribution is made to Noteholders that, due to the subordination provisions, should not have been made to them, such Noteholders are required to hold it in trust for the holders of Senior Indebtedness and pay it over to them as their interests may appear.

    If payment of the Notes is accelerated because of an Event of Default, the Issuer or the Trustee shall promptly notify the holders of Designated Senior Indebtedness or the Representative of such holders of the acceleration.

    By reason of the subordination provisions contained in the Indenture, in the event of insolvency, creditors of the Issuer who are holders of Senior Indebtedness may recover more, ratably, than the Noteholders, and creditors of the Issuer who are not holders of Senior Indebtedness may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than the Noteholders.

    The terms of the subordination provisions described above will not apply to payments from money or the proceeds of U.S. Government Obligations held in trust by the Trustee for the payment of principal of and interest on the Notes pursuant to the provisions described under "--Defeasance."

CERTAIN DEFINITIONS

    "Additional Assets" means (i) any property or assets (other than Indebtedness and Capital Stock) in a Related Business; (ii) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Issuer or another Restricted Subsidiary; or (iii) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary; PROVIDED, HOWEVER, that any such Restricted Subsidiary described in clauses (ii) or (iii) above is primarily engaged in a Related Business.

    "Adjusted Consolidated Assets" means at any time the total amount of assets of the Issuer and its consolidated Restricted Subsidiaries (less applicable depreciation, amortization and other valuation reserves), after deducting therefrom all current liabilities of the Issuer and its consolidated Restricted Subsidiaries (excluding intercompany items), all as set forth on the consolidated balance sheet of the Issuer and its consolidated Restricted Subsidiaries as of the end of the most recent fiscal quarter for which financial statements are available prior to the date of determination.

    "Affiliate" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and controlled" have meanings correlative to the foregoing. For purposes of the provisions described under "--Certain Covenants--Limitation on Restricted Payments," "--Certain Covenants--Limitation on Affiliate Transactions" and "--Certain Covenants--Limitations on Sales of Assets and Subsidiary Stock" only, "Affiliate" shall also mean any beneficial owner of Capital Stock representing 5% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Issuer or of rights or warrants to purchase such Capital Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

    "Asset Disposition" means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by the Issuer or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a "disposition"), of (i) any shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares or shares required by applicable law to be held by a Person other than the Issuer or a Restricted Subsidiary), (ii) all or substantially all the assets of any division or line of business of the Issuer or any Restricted Subsidiary or (iii) any other assets of the Issuer or any Restricted Subsidiary outside of the ordinary course of business of the Issuer or such Restricted Subsidiary (other than, in the case of (i), (ii) and (iii) above, (x) a disposition by a Restricted Subsidiary to the Issuer or by the Issuer or a Restricted Subsidiary to a Wholly Owned Subsidiary, (y) for purposes of the covenant described under "--Certain Covenants--Limitation on Sales of Assets and Subsidiary Stock" only, a disposition that constitutes a Restricted Payment permitted by the covenant described under "--Certain Covenants--Limitation on Restricted Payments" and (z) disposition of assets with a fair market value of less than $500,000).

    "Attributable Debt" in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended).

    "Average Life" means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (i) the sum of the products of numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (ii) the sum of all such payments.

    "Banks" has the meaning specified in the Credit Agreement.

    "Board of Directors" means the Board of Directors of the Issuer or any committee thereof duly authorized to act on behalf of such Board.

    "Business Day" means each day which is not a Legal Holiday.

    "Capital Lease Obligations" means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

    "Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

    "Change of Control" means the occurrence of any of the following events:

        (i) prior to the first Public Equity Offering, the Permitted Holders cease to be the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of a majority in the aggregate of the total voting power of the Voting Stock of the Issuer, whether as a result of issuance of securities of the Issuer, any merger, consolidation, liquidation or dissolution of the Issuer, any direct or indirect transfer of securities or otherwise (for purposes of this clause
    (i) and clause (ii) below, the Permitted Holders shall be deemed to beneficially own any Voting Stock of a corporation (the "specified corporation") held by any other corporation (the "parent corporation") so long as the Permitted Holders beneficially own (as so defined), directly or indirectly, in the aggregate a majority of the voting power of the Voting Stock of the parent corporation);

        (ii) on or after the first Public Equity Offering, any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the beneficial owner (as defined in clause (i) above, except that for purposes of this clause (ii) such person shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the total voting power of the Voting Stock of the Issuer; PROVIDED, HOWEVER, that the Permitted Holders beneficially own (as defined in clause (i) above), directly or indirectly, in the aggregate a lesser percentage of the total voting power of the Voting Stock of the Issuer than such other person and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors (for the purposes of this clause (ii), such other person shall be deemed to beneficially own any Voting Stock of a specified corporation held by a parent corporation, if such other person is the beneficial owner (as defined in this clause (ii)), directly or indirectly, of more than 35% of the voting power of the Voting Stock of such parent corporation and the Permitted Holders beneficially own (as defined in clause (i) above), directly or indirectly, in the aggregate a lesser percentage of the voting power of the Voting Stock of such parent corporation and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of such parent corporation);

       (iii) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Issuer was approved by a vote of 66 2/3% of the directors of the Issuer then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office; or

        (iv) the merger or consolidation of the Issuer with or into another Person or the merger of another Person with or into the Issuer, or the sale of all or substantially all the assets of the Issuer to another Person (other than a Person that is controlled by the Permitted Holders), and, in the case of any such merger or consolidation, the securities of the Issuer that are outstanding immediately prior to such transaction and which represent 100% of the aggregate voting power of the Voting Stock of the Issuer are changed into or exchanged for cash, securities or property, unless pursuant to such transaction such securities are changed into or exchanged for, in addition to any other consideration, securities of the surviving corporation that represent, immediately after such transaction, at least a majority of the aggregate voting power of the Voting Stock of the surviving corporation.

    "Code" means the Internal Revenue Code of 1986, as amended.

    "Consolidated Coverage Ratio" as of any date of determination means the ratio of (i) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters for which financial statements are available prior to the date of such determination to (ii) Consolidated Interest Expense for such four fiscal quarters; PROVIDED, HOWEVER, that (1) if the Issuer or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period (except that, in making such computation, the amount of Indebtedness under any revolving credit facility outstanding on the date of such calculation shall be computed based on (A) the average daily balance of such Indebtedness during such four fiscal quarters or such shorter period when such facility was outstanding or (B) if such facility was created after the end of such four fiscal quarters, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of the calculation), (2) if the Company or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) on the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio, EBITDA and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period and as if the Company or such Restricted Subsidiary has not earned the interest income actually earned during such period in respect of cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness, (3) if since the beginning of such period the Issuer or any Restricted Subsidiary shall have made any Asset Disposition, the EBITDA for such period shall be reduced by an amount equal to the EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period, or increased by an amount equal to the EBITDA (if negative), directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Issuer or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Issuer and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Issuer and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale), (4) if since the beginning of such period the Issuer or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any person which becomes a Restricted Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction requiring a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period and (5) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Issuer or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) or (4) above if made by the Issuer or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition occurred on the first day of such period. For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Issuer, and such pro forma calculations shall include
(A)(x) the savings in cost of goods sold that would have resulted from using the Issuer's actual costs for comparable goods and services during the comparable period and (y) other savings in cost of goods sold or eliminations of selling, general and administrative expenses as determined by a responsible financial or accounting Officer of the Issuer in good faith in connection with the Issuer's consideration of such acquisition and consistent with the Issuer's experience in acquisitions of similar assets, less (B) the incremental expenses that would be included in cost of goods sold and selling, general and administrative expenses that would have been incurred by the Issuer in the operation of such acquired assets during such period. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest of such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months).

    "Consolidated Interest Expense" means, for any period, the total interest expense of the Issuer and its consolidated Restricted Subsidiaries, net of any interest income of the Issuer and its consolidated Restricted Subsidiaries for such period, as determined in accordance with GAAP, PLUS, to the extent not included in such total interest expense, and to the extent incurred by the Issuer or its Restricted Subsidiaries, without duplication, (i) interest expense attributable to capital leases and the interest expense attributable to leases constituting part of a Sale/Leaseback Transaction, (ii) amortization of debt discount and debt issuance cost, (iii) capitalized interest, (iv) non-cash interest expenses, (v) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, (vi) net costs associated with Hedging Obligations (including amortization of fees),
(vii) Preferred Stock dividends in respect of all Preferred Stock held by Persons other than the Issuer or a Wholly Owned Subsidiary, (viii) interest incurred in connection with Investments in discontinued operations, (ix) interest accruing on any Indebtedness of any other Person to the extent such Indebtedness is Guaranteed by (or secured by the assets of) the Issuer or any Restricted Subsidiary and (x) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Issuer) in connection with Indebtedness Incurred by such plan or trust and LESS, to the extent included in such total interest expense, (A) the amortization during such period of capitalized financing costs associated with the Merger and the financing thereof and (B) the amortization during such period of other capitalized financing costs; PROVIDED, HOWEVER, that the aggregate amount of amortization relating to any such other capitalized financing costs deducted in calculating Consolidated Interest Expense shall not exceed 3.5% of the aggregate amount of the financing giving rise to such capitalized financing costs.

    "Consolidated Net Income" means, for any period, the net income of the Issuer and its consolidated Subsidiaries; PROVIDED, HOWEVER, that there shall not be included in such Consolidated Net Income:

        (i) any net income of any Person (other than the Issuer) if such Person is not a Restricted Subsidiary, except that (A) subject to the exclusion contained in clause (iv) below, the Issuer's equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Issuer or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to a Restricted Subsidiary, to the limitations contained in clause (iii) below) and (B) the Issuer's equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income;

        (ii) any net income (or loss) of any Person acquired by the Issuer or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition;

       (iii) any net income of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Issuer, except that (A) subject to the exclusion contained in clause (iv) below, the Issuer's equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Restricted Subsidiary during such period to the Issuer or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to another Restricted Subsidiary, to the limitation contained in this clause) and (B) the Issuer's equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income;

        (iv) any gain (or loss) realized upon the sale or other disposition of any assets of the Issuer or its consolidated Subsidiaries (including pursuant to any sale-and-leaseback arrangement) which is not sold or otherwise disposed of in the ordinary course of business and any gain (or loss) realized upon the sale or other disposition of any Capital Stock of any Person;

        (v) extraordinary gains or losses;

        (vi) the cumulative effect of a change in accounting principles; and

       (vii) (A) any non-cash charges (including from the write-up of assets) or write-offs associated with the Merger and the financing thereof, LESS (B) any tax benefit received from any such non-cash charge being deducted from the taxable income of the Issuer or any of its Restricted Subsidiaries; PROVIDED, HOWEVER, that such non-cash charges or write-offs described in this clause (vii) are charged within 12 months of the Issue Date and the maximum amount of non-cash charges that may be added pursuant to this clause
    (vii) shall be $5.0 million.

    Notwithstanding the foregoing, for the purposes of the covenant described under "Certain Covenants--Limitation on Restricted Payments" only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets (including any sale of an Investment) to the Issuer or a Restricted Subsidiary to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clause (a)(3)(D) thereof.

    "Consolidated Net Worth" means the total of the amounts shown on the balance sheet of the Issuer and its consolidated Subsidiaries, determined on a consolidated basis in accordance with GAAP, as of the end of the most recent fiscal quarter of the Issuer for which financial statements are available, as
(i) the par or stated value of all outstanding Capital Stock of the Issuer plus
(ii) paid-in capital or capital surplus relating to such Capital Stock plus
(iii) any retained earnings or earned surplus less (A) any accumulated deficit and (B) any amounts attributable to Disqualified Stock.

    "Credit Agreement" means, collectively, the Credit Agreement dated as of November 13, 1996, among the Issuer, Holdings, the Banks, Bankers Trust Company, as administrative agent, and Morgan Stanley Senior Funding, Inc., as documentation agent, and the documents related thereto (including any guarantee agreements and security documents, and any related Interest Rate Agreement or Currency Agreement entered into with any of the Banks), in each case as such agreements or documents may be amended (including any amendment, restatement or restructuring thereof), supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refunding, refinancing, increasing the amount available under or replacing such agreement or document or any successor or replacement agreement or document and whether by the same or any other agent, lender or group of lenders.

    "Currency Agreement" means in respect of a Person any foreign exchange contract, currency swap agreement or other similar agreement to which such Person is a party or a beneficiary.

    "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

    "Designated Senior Indebtedness" means (i) the Indebtedness and all other monetary obligations (including interest, Post-Petition Interest, expenses and fees) under the Credit Agreement and (ii) any other Senior Indebtedness of the Issuer which, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend up to, at least $10.0 million and is specifically designated by the Issuer in the instrument evidencing or governing such Senior Indebtedness as "Designated Senior Indebtedness" for purposes of the Indenture.

    "Disqualified Stock" means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event (i) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise,
(ii) is convertible or exchangeable for Indebtedness or Disqualified Stock or
(iii) is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to the 123rd day following the Stated Maturity of the Notes; PROVIDED, HOWEVER, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the first anniversary of the Stated Maturity of the Notes shall not constitute Disqualified Stock if the "asset sale" or "change of control" provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the provisions described under "--Certain Covenants--Limitation on Sales of Assets and Subsidiary Stock" and "--Certain Covenants--Change of Control."

    "EBITDA" for any period means the sum of Consolidated Net Income, plus Consolidated Interest Expense, plus the following to the extent deducted in calculating such Consolidated Net Income: (a) all income tax expense of the Issuer and its consolidated Restricted Subsidiaries, (b) depreciation expense of the Issuer and its consolidated Restricted Subsidiaries, (c) amortization expense of the Issuer and its consolidated Restricted Subsidiaries (excluding amortization expense attributable to a prepaid cash item that was paid in a prior period), (d) all other non-cash charges of the Issuer and its consolidated Restricted Subsidiaries (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenditures in any future period) and (e) any cash charges (including from the write-up of assets) or write-offs associated with the Merger and the financing thereof; PROVIDED, HOWEVER, that such cash charges or write-offs described in this clause (e) are charged within 12 months of the Issue Date and the maximum amount of cash charges that may be added pursuant to this clause (e) is $6.0 million. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and non-cash charges of, a Restricted Subsidiary shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to the Issuer by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders.

    "Exchange Act" means the Securities Exchange Act of 1934, as amended.

    "GAAP" means generally accepted accounting principles in the United States of America as in effect as of the Issue Date, including those set forth in (i) the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, (ii) statements and pronouncements of the Financial Accounting Standards Board, (iii) such other statements by such other entity as approved by a significant segment of the accounting profession and (iv) the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

    "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other obligation of any Person and any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to take-or-pay or to maintain financial statement conditions or otherwise) or (ii) entered into for the purpose of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); PROVIDED, HOWEVER, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning. The term "Guarantor" shall mean any Person Guaranteeing any obligation.

    "Hedging Obligations" of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or Currency Agreement.

    "Holder" or "Noteholder" means the Person in whose name a Note is registered on the Registrar's books.

    "Holdings" means AMTROL Holdings, Inc. and its successors.

    "Incur" means issue, assume, Guarantee, incur or otherwise become liable for; PROVIDED, HOWEVER, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary. The term "Incurrence" when used as a noun shall have a correlative meaning. The accretion of principal of a non-interest bearing or other discount security shall not be deemed the Incurrence of Indebtedness.

    "Indebtedness" means, with respect to any Person on any date of determination (without duplication),

        (i) the principal of and premium (if any) in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable;

        (ii) all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale/ Leaseback Transactions entered into by such Person;

       (iii) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

        (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (i) through (iii) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the 30th day following payment on the letter of credit);

        (v) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary of such Person, the liquidation preference with respect to, any Preferred Stock (but excluding, in each case, any accrued dividends);

        (vi) all obligations of the type referred to in clauses (i) through (v) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee;

       (vii) all obligations of the type referred to in clauses (i) through (vi) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured; and

      (viii) to the extent not otherwise included in this definition, Hedging Obligations of such Person.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date; PROVIDED, HOWEVER, that the amount outstanding at any time of any Indebtedness Incurred with original issue discount is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP.

    "Insolvency or Liquidation Proceeding" means (i) any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, relating to the Issuer or its assets, or (ii) any liquidation, dissolution or other winding up of the Issuer, whether voluntary or involuntary or whether or not involving insolvency or bankruptcy, or (iii) any assignment for the benefit of creditors or any other marshalling of assets or liabilities of the Issuer.

    "Interest Rate Agreement" means any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement designed to protect the Issuer or any Restricted Subsidiary against fluctuations in interest rates.

    "Investment" in any Person means any direct or indirect advance (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender), loan or other extensions of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. For purposes of the definition of "Unrestricted Subsidiary," the definition of "Restricted Payment" and the covenant described under "--Certain Covenants--Limitation on Restricted Payments," (i) "Investment" shall include the portion (proportionate to the Issuer's equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of the Issuer at the time that such Subsidiary is designated an Unrestricted Subsidiary; PROVIDED, HOWEVER, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Issuer shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary equal to an amount (if positive) equal to (x) the Issuer's "Investment" in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to the Issuer's equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and (ii) any

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
property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors.

    "Issue Date" means November 13, 1996, the date on which the Old Notes were originally issued.

    "Issuer" means AMTROL Acquisition, Inc. and, following the Merger, AMTROL Inc. and its successors.

    "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

    "Merger" means the merger of AMTROL Acquisition, Inc. with and into AMTROL Inc. pursuant to the terms of the merger agreement among such parties and Holdings dated August 28, 1996.

    "Net Available Cash" from an Asset Disposition means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other noncash form) in each case net of (i) all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Disposition, (ii) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be, repaid out of the proceeds from such Asset Disposition, (iii) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition and (iv) the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed in such Asset Disposition and retained by the Issuer or any Restricted Subsidiary after such Asset Disposition.

    "Net Cash Proceeds," with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

    "Permitted Holders" means (i) Cypress Merchant Banking Partners L.P., Cypress Offshore Partners L.P. and any Person who on the Issue Date is an Affiliate of either of the foregoing and (ii) any Person who is a member of the senior management of the Issuer or Holdings, and a shareholder of Holdings, on the Issue Date.

    "Permitted Investment" means an Investment by the Issuer or any Restricted Subsidiary in (i) a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary; (ii) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Issuer or a Restricted Subsidiary; PROVIDED, HOWEVER, that such Person's primary business is a Related Business; (iii) Temporary Cash Investments; (iv) Investments existing on the Issue Date; (v) receivables owing to the Issuer or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; PROVIDED, HOWEVER, that such trade terms may include such concessionary trade terms as the Issuer or any such Restricted Subsidiary deems reasonable under the circumstances; (vi) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;
(vii) loans or advances to employees made in the ordinary course of business consistent with past practices of the Issuer or such Restricted Subsidiary;
(viii) stock, obligations
or securities received in settlement of debts created in the ordinary course of business and owing to the Issuer or any Restricted Subsidiary or in satisfaction of judgments; and (ix) additional Investments in an aggregate amount which, together with all other Investments made pursuant to this clause (ix) that are then outstanding, does not exceed $10.0 million.

    "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

    "Post-Petition Interest" means all interest accrued or accruing after the commencement of any Insolvency or Liquidation Proceeding (and interest that would accrue but for the commencement of any Insolvency or Liquidation Proceeding) in accordance with and at the contract rate (including, without limitation, any rate applicable upon default) specified in the agreement or instrument creating, evidencing or governing any Indebtedness, whether or not, pursuant to applicable law or otherwise, the claim for such interest is allowed as a claim in such Insolvency or Liquidation Proceeding.

    "Preferred Stock," as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

    "principal" of a Note means the principal of the Note plus the premium, if any, payable on the Note which is due or overdue or is to become due at the relevant time.

    "Public Equity Offering" means an underwritten primary public offering of common stock of Holdings or the Issuer pursuant to an effective registration statement under the Securities Act.

    "Refinance" means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such indebtedness. "Refinanced" and "Refinancing" shall have correlative meanings.

    "Refinancing Indebtedness" means Indebtedness that Refinances any Indebtedness of the Issuer or any Restricted Subsidiary existing on the Issue Date or Incurred in compliance with the Indenture, including Indebtedness that Refinances Refinancing Indebtedness; PROVIDED, HOWEVER, that (i) such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced, (ii) such Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced and (iii) such Refinancing Indebtedness has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding or committed (plus fees and expenses, including any premium and defeasance costs) under the Indebtedness being Refinanced; PROVIDED FURTHER, HOWEVER, that Refinancing Indebtedness shall not include (x) Indebtedness of a Subsidiary that Refinances Indebtedness of the Issuer or (y) Indebtedness of the Issuer or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

    "Related Business" means any business related, ancillary or complementary to the businesses of AMTROL Inc. and its subsidiaries on the Issue Date.

    "Representative" means any trustee, agent or representative (if any) for an issue of Senior Indebtedness of the Issuer.

    "Restricted Payment" with respect to any Person means (i) the declaration or payment of any dividends or any other distributions of any sort in respect of its Capital Stock (including any such payment in connection with any merger or consolidation involving such Person) or similar payment to the direct or indirect holders of its Capital Stock (other than dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock) and dividends or distributions payable solely to the Issuer or a

Restricted Subsidiary, and other than pro rata dividends or other distributions made by a Subsidiary that is not a Wholly Owned Subsidiary to minority stockholders (or owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation)), (ii) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Issuer held by any Person or of any Capital Stock of a Restricted Subsidiary held by any Affiliate of the Issuer (other than a Restricted Subsidiary), including the exercise of any option to exchange any Capital Stock (other than into Capital Stock of the Issuer that is not Disqualified Stock), (iii) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Subordinated Obligations (other than the purchase, repurchase or other acquisition of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition) or (iv) the making of any Investment (other than a Permitted Investment) in any Person.

    "Restricted Subsidiary" means any Subsidiary of the Issuer that is not an Unrestricted Subsidiary.

    "Revolving Credit Provisions" means the provisions of the Credit Agreement pursuant to which lenders thereunder have committed to make available to the Issuer a revolving credit facility.

    "Sale/Leaseback Transaction" means an arrangement relating to property now owned or hereafter acquired whereby the Issuer or a Restricted Subsidiary transfers such property to a Person and the Issuer or a Restricted Subsidiary leases it from such Person.

    "Scheduled Asset Dispositions" means an Asset Disposition of any of the assets of the Issuer's Plano, Texas facility that were assets of the Issuer's Plano, Texas facility on the Issue Date.

    "Secured Indebtedness" means any Indebtedness of the Issuer secured by a Lien.

    "Senior Indebtedness" means (i) Indebtedness and all other monetary obligations referred to in clause (i) of the definition of "Designated Senior Indebtedness," (ii) Indebtedness of the Issuer, whether outstanding on the Issue Date or thereafter Incurred, and (iii) accrued and unpaid interest (including Post-Petition Interest) in respect of (A) Indebtedness of the Issuer for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which the Issuer is responsible or liable unless, in the case of (ii) and (iii), the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are subordinate in right of payment to the Notes; PROVIDED, HOWEVER, that Senior Indebtedness shall not include (1) any obligation of the Issuer to any Subsidiary, (2) any liability for Federal, state, local or other taxes owed or owing by the Issuer, (3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities (other than letters of credit in respect thereof to the extent otherwise included in Senior Indebtedness)),
(4) any Indebtedness of the Issuer (and any accrued and unpaid interest in respect thereof) which is expressly subordinate or junior in any respect to any other Indebtedness or other obligation of the Issuer or (5) that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of the Indenture.

    "Senior Subordinated Indebtedness" means the Notes and any other Indebtedness of the Issuer that specifically provides that such Indebtedness is to rank PARI PASSU with the Notes in right of payment and is not subordinated by its terms in right of payment to any Indebtedness or other obligation of the Issuer which is not Senior Indebtedness.

    "Significant Subsidiary" means any Restricted Subsidiary that would be a "Significant Subsidiary" of the Issuer within the meaning of Rule 1-02 under Regulation S-X promulgated by the Commission.

    "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

    "Subordinated Obligation" means any Indebtedness of the Issuer (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the Notes pursuant to a written agreement to that effect.

    "Subsidiary" means, in respect of any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person, (ii) such Person and one or more Subsidiaries of such Person or (iii) one or more Subsidiaries of such Person.

    "Tax Sharing Agreement" means any tax sharing agreement between the Issuer and Holdings or any other Person with which the Issuer is required to, or is permitted to, file a consolidated tax return or with which the Issuer is or could be part of a consolidated group for tax purposes.

    "Temporary Cash Investments" means any of the following:

        (i) any investment in direct obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof,

        (ii) investments in time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50,000,000 (or the foreign currency equivalent thereof) and has outstanding debt which is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor,

       (iii) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) above entered into with a bank meeting the qualifications described in clause (ii) above,

        (iv) investments in commercial paper, maturing not more than 180 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Issuer) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's Investors Service, Inc. or "A-1" (or higher) according to Standard and Poor's Ratings Group, and

        (v) investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by Standard & Poor's Ratings Group or "A" by Moody's Investors Service, Inc.

    "Term Loan Provisions" means the provisions of the Credit Agreement pursuant to which lenders thereunder have committed to make term loans available to the Issuer.

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    "Unrestricted Subsidiary" means (i) any Subsidiary of the Issuer that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary of the Issuer (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or holds any Lien on any property of, the Issuer or any other Subsidiary of the Issuer that is not a Subsidiary of the Subsidiary to be so designated; PROVIDED, HOWEVER, that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the covenant described under "--Certain Covenants--Limitation on Restricted Payments." The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; PROVIDED, HOWEVER, that immediately after giving effect to such designation (x) the Issuer could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under "--Certain Covenants--Limitation on Indebtedness" and (y) no Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be by the Issuer to the Trustee by promptly filing with the Trustee a copy of the board resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

    "U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer's option.

    "Voting Stock" of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

    "Wholly Owned Subsidiary" means a Restricted Subsidiary all the Capital Stock of which (other than directors' qualifying shares) is owned by the Issuer or one or more Wholly Owned Subsidiaries.

CERTAIN COVENANTS

    The Indenture contains covenants including, among others, the following:

    LIMITATION ON INDEBTEDNESS. (a) The Issuer shall not, and shall not permit its Restricted Subsidiaries to, Incur, directly or indirectly, any Indebtedness; PROVIDED, HOWEVER, that the Issuer may Incur Indebtedness if, on the date of such Incurrence and after giving effect thereto, the Consolidated Coverage Ratio exceeds 2.0 to 1.0.

    (b) Notwithstanding the foregoing paragraph (a), the Issuer and its Restricted Subsidiaries may Incur any or all of the following Indebtedness:

        (1) Indebtedness of the Issuer Incurred pursuant to the Term Loan Provisions of the Credit Agreement in an aggregate principal amount that, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause (1) and then outstanding, does not exceed $45.0 million (less the amount of such Indebtedness permanently repaid as provided in the covenant described under "--Limitation on Sales of Assets and Subsidiary Stock" below);

        (2) Indebtedness of the Issuer Incurred pursuant to the Revolving Credit Provisions of the Credit Agreement; PROVIDED, HOWEVER, that, after giving effect to any such Incurrence, the aggregate principal amount of such Indebtedness then outstanding does not exceed the greater of $30.0 million and the sum of (i) 50% of the book value of the inventory of the Issuer and its Restricted Subsidiaries and (ii) 80% of the book value of the accounts receivables of the Issuer and its Restricted Subsidiaries;

        (3) Indebtedness owed to and held by the Issuer or a Wholly Owned Subsidiary; PROVIDED, HOWEVER, that any subsequent issuance or transfer of any Capital Stock which results in any such

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    Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary or any subsequent transfer of such Indebtedness (other than to the Issuer or another Wholly Owned Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the issuer thereof;

        (4) the Notes;

        (5) Indebtedness outstanding on the Issue Date (other than Indebtedness described in clause (1), (2), (3) or (4) of this covenant);

        (6) Indebtedness or Preferred Stock of a Subsidiary Incurred and outstanding on or prior to the date on which such Subsidiary was acquired by the Issuer (other than Indebtedness or Preferred Stock Incurred in connection with, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Subsidiary or was acquired by the Issuer); PROVIDED, HOWEVER, that on the date of such acquisition and after giving effect thereto, the Issuer would have been able to Incur at least $1.00 of additional Indebtedness pursuant to clause (a) above;

        (7) Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (4), (5) or (6) or this clause (7); PROVIDED, HOWEVER, that to the extent such Refinancing Indebtedness directly or indirectly Refinances Indebtedness or Preferred Stock of a Subsidiary described in clause (6), such Refinancing Indebtedness shall be Incurred only by such Subsidiary;

        (8) Hedging Obligations consisting of Interest Rate Agreements directly related to Indebtedness permitted to be Incurred by the Issuer and its Restricted Subsidiaries pursuant to the Indenture and Currency Agreements Incurred in the ordinary course of business;

        (9) Indebtedness (including Capitalized Lease Obligations) of the Issuer or any Restricted Subsidiary financing the purchase, lease or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets), in each case Incurred no more than 180 days after such purchase, lease or improvement of such property and any Refinancing Indebtedness in respect of such Indebtedness; PROVIDED, HOWEVER, at the time of the Incurrence of such Indebtedness and after giving effect thereto, the aggregate principal amount of all Indebtedness Incurred pursuant to this clause (9) and then outstanding shall not exceed the greater of $10.0 million and 10% of Adjusted Consolidated Assets;

        (10) any Guarantee by the Issuer of Indebtedness of any Restricted Subsidiary so long as the Incurrence of such Indebtedness Incurred by such Restricted Subsidiary is permitted under the terms of the Indenture and any Guarantee by any Restricted Subsidiary of Indebtedness of the Issuer Incurred pursuant to clause (1) or (2);

        (11) Indebtedness of the Issuer Incurred in connection with the acquisition of a Related Business and any Refinancing Indebtedness in respect of such Indebtedness; PROVIDED, HOWEVER, that the aggregate amount of Indebtedness Incurred pursuant to this clause (11) and then outstanding shall not exceed $15.0 million; and

        (12) Indebtedness of the Issuer in an aggregate principal amount which, together with all other Indebtedness of the Issuer outstanding on the date of such Incurrence (other than Indebtedness permitted by clauses (1) through (11) above or paragraph (a)) does not exceed $25.0 million.

    (c) For purposes of determining compliance with the foregoing covenant, (i) in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described above, the Issuer, in its sole discretion, will classify such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of the above clauses and (ii) an item of Indebtedness may be divided and classified in more than one of the types of Indebtedness described above.

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    (d) Notwithstanding paragraphs (a) and (b) above, the Issuer shall not Incur
(i) any Indebtedness if such Indebtedness is subordinate or junior in ranking in any respect to any Senior Indebtedness, unless such Indebtedness is Senior Subordinated Indebtedness or is expressly subordinated in right of payment to Senior Subordinated Indebtedness or (ii) any Secured Indebtedness that is not Senior Indebtedness unless contemporaneously therewith effective provision is made to secure the Notes equally and ratably with such Secured Indebtedness for so long as such Secured Indebtedness is secured by a Lien.

    LIMITATION ON RESTRICTED PAYMENTS. (a) The Issuer shall not, and shall not permit any Restricted Subsidiary, directly or indirectly, to make a Restricted Payment if at the time the Issuer or such Restricted Subsidiary makes such Restricted Payment: (1) a Default shall have occurred and be continuing (or would result therefrom); (2) the Issuer is not able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under "--Limitation on Indebtedness;" or (3) the aggregate amount of such Restricted Payment and all other Restricted Payments since the Issue Date would exceed the sum of:

        (A) 50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from the beginning of the fiscal quarter immediately following the fiscal quarter during which the Notes are originally issued to the end of the most recent fiscal quarter for which financial statements are available prior to the date of such Restricted Payment (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit);

        (B) the aggregate Net Cash Proceeds received by the Issuer from the issuance or sale of its Capital Stock (other than Disqualified Stock) and the aggregate cash received by the Issuer as a capital contribution from its shareholders, in each case subsequent to the Issue Date (other than an issuance or sale to a Subsidiary of the Issuer and other than an issuance or sale to an employee stock ownership plan or to a trust established by the Issuer or any of its Subsidiaries for the benefit of their employees);

        (C) the amount by which Indebtedness of the Issuer is reduced on the Issuer's balance sheet upon the conversion or exchange (other than by a Subsidiary of the Issuer) subsequent to the Issue Date, of any Indebtedness of the Issuer convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Issuer (less the amount of any cash, or the fair value of any other property, distributed by the Issuer upon such conversion or exchange);

        (D) an amount equal to the sum of (i) the net reduction in Investments in any Person resulting from dividends, repayments of loans or advances or other transfers of assets (including any sale of such Investment), in each case to the Issuer or any Restricted Subsidiary, and (ii) the portion (proportionate to the Issuer's equity interest in such Subsidiary) of the fair market value of the net assets of an Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; PROVIDED, HOWEVER, that the foregoing sum shall not exceed, in the case of any Person (including any Unrestricted Subsidiary), the amount of Investments previously made in such Person (and treated as a Restricted Payment) by the Issuer and the Restricted Subsidiaries; and

        (E) $5.0 million.

    (b) The provisions of the foregoing paragraph (a) shall not prohibit:

        (i) any Restricted Payment made by exchange for, or out of the proceeds of the substantially concurrent sale of, or capital contribution in respect of, Capital Stock of the Issuer (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Issuer or an employee stock ownership plan or to a trust established by the Issuer or any of its Subsidiaries for the benefit of their employees); PROVIDED, HOWEVER, that (A) such Restricted Payment shall be excluded in the calculation of the amount of Restricted Payments and (B) the Net Cash Proceeds from such sale shall be excluded from the calculation of amounts under clause (3)(B) of paragraph (a) above;

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
        (ii) any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations made by exchange for, or out of the proceeds of the substantially concurrent sale of, Indebtedness of the Issuer which is permitted to be Incurred pursuant to the covenant described under "--Limitation on Indebtedness"; PROVIDED, HOWEVER, that such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value shall be excluded in the calculation of the amount of Restricted Payments;

       (iii) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant; PROVIDED, HOWEVER, that such dividend shall be included in the calculation of the amount of Restricted Payments;

        (iv) the repurchase of shares of, or options to purchase shares of, common stock of Holdings, the Issuer or any of its Subsidiaries from employees, former employees, directors or former directors of Holdings, the Issuer or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of the agreements (including employment agreements) or plans (or amendments thereto) approved by the board of directors of Holdings or the Issuer under which such individuals purchase or sell or are granted the option to purchase or sell, shares of such common stock; PROVIDED, HOWEVER, that the aggregate amount of such repurchases shall not exceed $500,000 in any calendar year; PROVIDED FURTHER, HOWEVER, that such repurchases shall be excluded in the calculation of the amount of Restricted Payments;

        (v) following the initial Public Equity Offering of common stock, dividends in an aggregate amount in any year not to exceed 6% of the aggregate Net Cash Proceeds received by the Issuer in connection with such initial Public Equity Offering and any subsequent Public Equity Offering of common stock; PROVIDED, HOWEVER, that at the time of payment of such dividends, no other Default shall have occurred and be continuing (or result therefrom); PROVIDED FURTHER, HOWEVER, that such dividends shall be included in the calculation of the amount of Restricted Payments;

        (vi) repurchases of Capital Stock deemed to occur upon exercise of stock options if such Capital Stock represents a portion of the exercise price of such options; PROVIDED, HOWEVER, that such repurchase shall be excluded in the calculation of the amount of Restricted Payments;

       (vii) any payment by the Issuer to Holdings pursuant to the Tax Sharing Agreement; PROVIDED, HOWEVER, that the amount of any such payment shall not exceed the amount of taxes that the Issuer would have been liable for on a stand-alone basis; PROVIDED FURTHER, HOWEVER, that such dividends shall be excluded in the calculation of the amount of Restricted Payments; and

      (viii) dividends to Holdings to the extent required to pay for general corporate and overhead expenses incurred by Holdings; PROVIDED, HOWEVER, that such dividends shall not exceed $200,000 in any calendar year; PROVIDED FURTHER, HOWEVER, that such dividends shall be excluded in the calculation of the amount of Restricted Payments.

    LIMITATION ON RESTRICTIONS ON DISTRIBUTIONS FROM RESTRICTED
SUBSIDIARIES. The Issuer shall not, and shall not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary (a) to pay dividends or make any other distributions on its Capital Stock to the Issuer or a Restricted Subsidiary or pay any Indebtedness owed to the Issuer, (b) to make any loans or advances to the Issuer or (c) to transfer any of its property or assets to the Issuer, except:

        (i) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date (including the Credit Agreement and related security documents);

        (ii) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary on or prior to the date on which such Restricted Subsidiary was acquired by the Issuer (other than Indebtedness Incurred as

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
    consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Issuer) and outstanding on such date;

       (iii) any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (i) or (ii) of this covenant or this clause (iii) or contained in any amendment to an agreement referred to in clause (i) or (ii) of this covenant or this clause (iii); PROVIDED, HOWEVER, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such refinancing agreement or amendment are no less favorable to the Noteholders than encumbrances and restrictions with respect to such Restricted Subsidiary contained in such agreements;

        (iv) any such encumbrance or restriction consisting of customary non-assignment or subletting provisions in leases governing leasehold interests to the extent such provisions restrict the transfer of the lease or the property leased thereunder;

        (v) in the case of clause (c) above, restrictions contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such restrictions restrict the transfer of the property subject to such security agreements or mortgages; and

        (vi) any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition.

    LIMITATION ON SALES OF ASSETS AND SUBSIDIARY STOCK. (a) In the event and to the extent that the Net Available Cash received by the Issuer or any Restricted Subsidiary from one or more Asset Dispositions (other than the Scheduled Asset Dispositions) occurring on or after the Issue Date in any period of 12 consecutive months exceeds the greater of $10.0 million and 10% of Adjusted Consolidated Assets as of the beginning of such 12-month period, then the Issuer shall (i) no later than 360 days after the date such Net Available Cash so received exceeds such $10.0 million or 10% of Adjusted Consolidated Assets (A) apply an amount equal to such excess Net Available Cash to repay Senior Indebtedness or Indebtedness of any Restricted Subsidiary, in each case owing to a Person other than the Issuer or any Affiliate of the Issuer or (B) invest or commit to invest an equal amount, or the amount not so applied pursuant to clause (A), in Additional Assets; PROVIDED, HOWEVER, that in the case of any commitment to invest, such investment must be made within six months thereafter, and any amount not so invested shall be treated as Excess Proceeds (as defined below); and (ii) apply such excess Net Available Cash (to the extent not applied pursuant to clause (i)) as provided in the following paragraphs of the covenant described hereunder. The amount of such excess Net Available Cash required to be applied during the applicable period and not applied as so required by the end of such period shall constitute "Excess Proceeds."

    If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not theretofore subject to an Excess Proceeds Offer (as defined below) totals at least $10.0 million, the Issuer must, not later than the fifteenth Business Day of such month, make an offer (an "Excess Proceeds Offer") to purchase from the Holders on a pro rata basis an aggregate principal amount of Notes equal to the Excess Proceeds (rounded down to the nearest multiple of $1,000) on such date, at a purchase price equal to 100% of the principal amount of such Notes, plus, in each case, accrued interest (if any) to the date of purchase (the "Excess Proceeds Payment").

    The Issuer will comply, to the extent applicable, with the requirements of
Section 14(e) of the Exchange Act and any other securities laws or regulations thereunder in the event that such Excess Proceeds are received by the Issuer under the covenant described hereunder and the Issuer is required to repurchase Notes as described above. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, the Issuer shall comply with the

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
applicable securities laws and regulations and shall not be deemed to have breached its obligations under the covenant described hereunder by virtue thereof.

    (b) In the event of the transfer of substantially all (but not all) the property and assets of the Issuer as an entirety to a Person in a transaction permitted by the covenant described under "--Merger and Consolidation," the Successor Company (as defined therein) shall be deemed to have sold the properties and assets of the Issuer not so transferred for purposes of the covenant described hereunder, and shall comply with the provisions of the covenant described hereunder with respect to such deemed sale as if it were an Asset Disposition and the Successor Company shall be deemed to have received Net Available Cash in an amount equal to the fair market value (as determined in good faith by the Board of Directors) of the properties and assets not so transferred or sold.

    LIMITATION ON AFFILIATE TRANSACTIONS. (a) The Issuer shall not, and shall not permit any Restricted Subsidiary to, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with any Affiliate of the Issuer (an "Affiliate Transaction") unless the terms thereof
(1) are no less favorable to the Issuer or such Restricted Subsidiary than those that could be obtained at the time of such transaction in arm's-length dealings with a Person who is not such an Affiliate, (2) if such Affiliate Transaction involves an amount in excess of $2.0 million, (i) are set forth in writing and
(ii) have been approved by a majority of the members of the Board of Directors having no personal stake in such Affiliate Transaction and (3) if such Affiliate Transaction involves an amount in excess of $5.0 million, have been determined by a nationally recognized accounting or investment banking firm (an "Independent Financial Advisor") to be fair, from a financial standpoint, to the Issuer and its Restricted Subsidiaries. Notwithstanding clause (2)(ii) above, in the event that there are less than three members of the Board of Directors not having a personal stake in any Affiliate Transaction, such Affiliate Transaction shall be permitted to exist so long as an Independent Financial Advisor has determined the terms of such Affiliate Transaction to be fair, from a financial standpoint, to the Issuer and its Restricted Subsidiaries.

    (b) The provisions of the foregoing paragraph (a) shall not prohibit (i) any Restricted Payment permitted to be paid pursuant to the covenant described under "--Limitation on Restricted Payments," (ii) any issuance of securities, or other payments, benefits, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Board of Directors, (iii) the grant of stock options or similar rights to employees and directors of the Issuer pursuant to plans approved by the Board of Directors, (iv) loans or advances to employees in the ordinary course of business in accordance with the past practices of the Issuer or its Restricted Subsidiaries, but in any event not to exceed $1.0 million in the aggregate outstanding at any one time, (v) the payment of reasonable fees to directors of the Issuer and its Restricted Subsidiaries who are not employees of the Issuer or its Restricted Subsidiaries, (vi) any Tax Sharing Agreement; PROVIDED, HOWEVER, that the aggregate amount payable by the Issuer pursuant thereto shall not exceed the amount of taxes that the Issuer would have been liable for on a stand-alone basis, (vii) indemnification agreements with, and the payment of fees and indemnities to, directors, officers and employees of the Issuer and its Restricted Subsidiaries, in each case in the ordinary course of business, (viii) any employment, non-competition or confidentiality agreement entered into by the Issuer and its Restricted Subsidiaries with its employees in the ordinary course of business, (ix) the payment by the Issuer of fees, expenses and other amounts to Cypress and its Affiliates in connection with the Merger, (x) payments by the Issuer or any of its Restricted Subsidiaries to Cypress and its Affiliates made pursuant to any financial advisory, financing, underwriting or placement agreement, or in respect of other investment banking activities, in each case as determined by the Board of Directors in good faith, and (xi) any Affiliate Transaction between the Issuer and a Wholly Owned Subsidiary or between Wholly Owned Subsidiaries.

    CHANGE OF CONTROL. (a) Upon the occurrence of a Change of Control, each Holder shall have the right to require that the Issuer repurchase such Holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (subject to

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the right of holders of record on the relevant record date to receive interest on the relevant interest payment date), in accordance with the terms contemplated in paragraph (b) below.

    (b) Within 30 days following any Change of Control, the Issuer shall mail a notice to each Holder with a copy to the Trustee stating: (1) that a Change of Control has occurred and that such Holder has the right to require the Issuer to purchase such Holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest on the relevant interest payment date); (2) the circumstances and relevant facts regarding such Change of Control; (3) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and (4) the instructions determined by the Issuer, consistent with the covenant described hereunder, that a Holder must follow in order to have its Notes purchased.

    (c) The Issuer shall comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant described hereunder. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, the Issuer shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the covenant described hereunder by virtue thereof.

    The Change of Control purchase feature is a result of negotiations between the Issuer and the Placement Agents. Management has no present intention to engage in a transaction involving a Change of Control, although it is possible that the Issuer would decide to do so in the future. Subject to the limitations discussed below, the Issuer could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the Issuer's capital structure or credit ratings. Restrictions on the ability of the Issuer to incur additional Indebtedness are contained in the covenant described under "--Limitation on Indebtedness." Such restrictions can only be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford holders of the Notes protection in the event of a highly leveraged transaction.

    The Credit Agreement will prohibit the Issuer from purchasing any Notes prior to the repayment in full of Indebtedness outstanding under the Credit Agreement, and will also provide that the occurrence of certain change of control events with respect to the Issuer would constitute a default thereunder. In the event a Change of Control occurs at a time when the Issuer is prohibited from purchasing Notes, the Issuer could seek the consent of its lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Issuer does not obtain such a consent or repay such borrowings, the Issuer will remain prohibited from purchasing Notes. In such case, the Issuer's failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under the Credit Agreement. In such circumstances, the subordination provisions in the Indenture would likely restrict payment to the holders of Notes.

    Future indebtedness of the Issuer may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require such indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require the Issuer to repurchase the Notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Issuer. Finally, the Issuer's ability to pay cash to the holders of Notes following the occurrence of a Change of Control may be limited by the Issuer's then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

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
    The provisions under the Indenture relative to the Issuer's obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of the Notes.

    LIMITATION ON THE SALE OR ISSUANCE OF CAPITAL STOCK OF RESTRICTED SUBSIDIARIES. The Issuer shall not sell or otherwise dispose of any Capital Stock of a Restricted Subsidiary, and shall not permit any Restricted Subsidiary, directly or indirectly, to issue or sell or otherwise dispose of any of its Capital Stock except (i) to the Issuer or a Wholly Owned Subsidiary or to any director of a Restricted Subsidiary to the extent required as director's qualifying shares, (ii) if, immediately after giving effect to such issuance, sale or other disposition, neither the Issuer nor any of its Subsidiaries own any Capital Stock of such Restricted Subsidiary or (iii) if, immediately after giving effect to such issuance, sale or other disposition, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect thereto would have been permitted to be made under the covenant described under "--Limitation on Restricted Payments" if made on the date of such issuance, sale or other disposition.

    MERGER AND CONSOLIDATION. The Issuer shall not consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all its assets to, any Person, unless: (i) the resulting, surviving or transferee Person (the "Successor Company") shall be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not the Issuer) shall expressly assume, by an indenture supplemental thereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Issuer under the Notes and the Indenture; (ii) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Subsidiary as a result of such transaction as having been Incurred by such Successor Company or such Subsidiary at the time of such transaction), no Default shall have occurred and be continuing, (iii) immediately after giving effect to such transaction, the Successor Company would be able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under "--Limitation on Indebtedness"; (iv) immediately after giving effect to such transaction, the Successor Company shall have Consolidated Net Worth in an amount that is not less than the Consolidated Net Worth of the Issuer prior to such transaction; and (v) the Issuer shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture. Notwithstanding clause (iii) above, the Issuer may consolidate with or merge with or into (A) another Person if such Person is a single purpose corporation that has not conducted any business or Incurred any Indebtedness or other liabilities and such transaction is being consummated solely to change the state of incorporation of the Issuer and (B) Holdings; PROVIDED, HOWEVER, that, in the case of clause (B), (x) Holdings shall not have owned any assets other than the Capital Stock of the Issuer (and other immaterial assets incidental to its ownership of such Capital Stock) or conducted any business other than owning the Capital Stock of the Issuer, (y) Holdings shall not have any Indebtedness or other liabilities (other than ordinary course liabilities incidental to its ownership of the Capital Stock of the Issuer) and (z) immediately after giving effect to such consolidation or merger, the Successor Company shall have a pro forma Consolidated Coverage Ratio that is not less than the Consolidated Coverage Ratio of the Issuer immediately prior to such consolidation or merger.

    The Successor Company shall be the successor to the Issuer and shall succeed to, and be substituted for, and may exercise every right and power of, the Issuer under the Indenture, but the predecessor Company in the case of a conveyance, transfer or lease shall not be released from the obligation to pay the principal of and interest on the Notes.

    COMMISSION REPORTS. Notwithstanding that the Issuer may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Issuer shall file with the Commission and provide the Trustee and Noteholders with such annual reports and such information,

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documents and other reports as are specified in Sections 13 and 15(d) of the
Exchange Act and applicable to a U.S. corporation subject to such Sections, such information, documents and other reports to be so filed and provided at the times specified for the filing of such information, documents and reports under such Sections.

DEFAULTS

    An Event of Default is defined in the Indenture as (i) a default in the payment of interest on the Notes when due, continued for 30 days, (ii) a default in the payment of principal of any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise,
(iii) the failure by the Issuer to comply with its obligations under "--Certain Covenants--Merger and Consolidation" above, (iv) the failure by the Issuer to comply for 30 days after notice with any of its obligations in the covenants described above under "--Certain Covenants" under "--Limitation on Indebtedness," "--Limitation on Restrictions on Distributions from Restricted Subsidiaries," "--Limitation on Restricted Payments," "--Limitation on Sales of Assets and Subsidiary Stock" (other than a failure to purchase Notes), "--Limitation on Affiliate Transactions," "--Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries," "--Change of Control" (other than a failure to purchase Notes) or "--Commission Reports," (v) the failure by the Issuer to comply for 60 days after notice with its other agreements contained in the Indenture, (vi) Indebtedness of the Issuer or any Significant Subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $10.0 million (the "cross acceleration provision"), (vii) certain events of bankruptcy, insolvency or reorganization of the Issuer or a Significant Subsidiary (the "bankruptcy provisions") or (viii) any judgment or decree for the payment of money in excess of $10.0 million is rendered against the Issuer or a Significant Subsidiary, remains outstanding for a period of 60 days following such judgment and is not discharged, waived or stayed within 10 days after notice or an enforcement proceeding is commenced upon such judgment or decree (the "judgment default provision"). However, a default under clauses (iv), (v) and (viii) will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding Notes notify the Issuer of the default and the Issuer does not cure such default within the time specified after receipt of such notice.

    If an Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding Notes may declare the principal of and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Issuer occurs and is continuing, the principal of and interest on all the Notes will IPSO FACTO become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the Notes. Under certain circumstances, the holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

    Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the Notes unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless (i) such holder has previously given the Trustee notice that an Event of Default is continuing, (ii) holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy, (iii) such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense, (iv) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity and (v) the holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period. Subject to

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certain restrictions, the holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder of a Note or that would involve the Trustee in personal liability.

    The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder of the Notes notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any Note, the Trustee may withhold notice if and so long as a committee of its trust officers determines that withholding notice is not opposed to the interest of the holders of the Notes. In addition, the Issuer is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Issuer also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action the Issuer is taking or proposes to take in respect thereof.

AMENDMENTS AND WAIVERS

    Subject to certain exceptions, the Indenture may be amended with the consent of the holders of a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange for the Notes) and any past default or compliance with any provisions may also be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each holder of an outstanding Note affected thereby, no amendment may, among other things, (i) reduce the amount of Notes whose holders must consent to an amendment, (ii) reduce the rate of or extend the time for payment of interest on any Note, (iii) reduce the principal of or extend the Stated Maturity of any Note, (iv) reduce the premium payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under "--Optional Redemption" above, (v) make any Note payable in money other than that stated in the Note, (vi) impair the right of any holder of the Notes to receive payment of principal of and interest on such holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder's Notes, (vii) make any change in the amendment provisions which require each holder's consent or in the waiver provisions or (viii) make any change to the subordination provisions of the Indenture that would adversely affect the Noteholders.

    Without the consent of any holder of the Notes, the Issuer and Trustee may amend the Indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation of the obligations of the Issuer under the Indenture, to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code), to add guarantees with respect to the Notes, to secure the Notes, to add to the covenants of the Issuer for the benefit of the holders of the Notes or to surrender any right or power conferred upon the Issuer, to make any change that does not adversely affect the rights of any holder of the Notes or to comply with any requirement of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act. However, no amendment may be made to the subordination provisions of the Indenture that adversely affects the rights of any holder of Senior Indebtedness then outstanding unless the holders of such Senior Indebtedness (or their Representative) consents to such change.

    The consent of the holders of the Notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

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
    After an amendment under the Indenture becomes effective, the Issuer is required to mail to holders of the Notes a notice briefly describing such amendment. However, the failure to give such notice to all holders of the Notes, or any defect therein, will not impair or affect the validity of the amendment.

TRANSFER

    The Notes will be issued in registered form and will be transferable only upon the surrender of the Notes being transferred for registration of transfer. The Issuer may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

DEFEASANCE

    The Issuer at any time may terminate all its obligations under the Notes and the Indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. The Issuer at any time may terminate its obligations under the covenants described under "--Certain Covenants" (other than the covenant described under "--Merger and Consolidation"), the operation of the cross acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries and the judgment default provision described under "--Defaults" above and the limitations contained in clauses (iii) and (iv) under "--Certain Covenants--Merger and Consolidation" above ("covenant defeasance").

    The Issuer may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Issuer exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Issuer exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (iv), (vi), (vii) (with respect only to Significant Subsidiaries) or (viii) under "--Defaults" above or because of the failure of the Issuer to comply with clause (iii) or (iv) under "--Certain Covenants--Merger and Consolidation" above.

    In order to exercise either defeasance option, the Issuer must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).

CONCERNING THE TRUSTEE

    The Bank of New York is to be the Trustee under the Indenture and has been appointed by the Issuer as Registrar and Paying Agent with regard to the Notes.

    The Holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that if an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture.

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BOOK-ENTRY; DELIVERY AND FORM

    The certificates representing the New Notes will be issued in fully registered form. Except as described in the next paragraph, the New Notes initially will be represented by a single, permanent global New Note, in definitive, fully registered form without interest coupons (the "Global New Note") and will be deposited with the Trustee as custodian for the Depository Trust Company, New York, New York ("DTC") and registered in the name of a nominee of DTC.

    Holders of New Notes who elect to take physical delivery of their certificates instead of holding their interest through the Global New Note (collectively referred to herein as the "Non-Global Holders") will be issued in registered form (a "Certificated New Note"). Upon the transfer of any Certificated New Note initially issued to a Non-Global Holder, such Certificated New Note will, unless the transferee requests otherwise or a Global Exchange Note has previously been exchanged in whole for Certificated New Notes, be exchanged for an interest in such Global New Note.

    DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provision of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

    Upon the issuance of the Global New Note, DTC or its custodian will credit, on its internal system, the respective principal amount of the individual beneficial interests represented by such Global New Note to the accounts of persons who have accounts with such depositary. Such accounts initially will be designated by or on behalf of the Placement Agents. Ownership of beneficial interests in the Global New Note will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Ownership of beneficial interests in the Global New Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

    So long as DTC or its nominee is the registered owner or holder of the Global New Note, DTC or such nominee, as the case may be, will be considered the sole record owner or holder of the New Notes represented by such Global New Note for all purposes under the Indenture and the New Notes. No beneficial owners of an interest in the Global Exchange Note will be able to transfer that interest except in accordance with DTC's applicable procedures.

    Payments of the principal of, premium, if any, and interest on the Global New Note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither the Issuer, the Trustee, nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global New Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    The Issuer expects that DTC or its nominee, upon receipt of any payment of principal, premium, if any, or interest in respect of the Global New Note will credit participants' accounts with payments in amounts proportionate to their respective beneficial ownership interests in the principal amount of such Global New Note, as shown on the records of DTC or its nominee. The Issuer also expects that payments by participants to owners of beneficial interests in such Global New Note held through such participants

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
will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

    Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules. If a Holder requires physical delivery of Certificated New Notes for any reason, including to sell Notes to persons in states which require such delivery of such New Notes or to pledge such Notes, such holder must transfer its interest in the Global New Note, in accordance with the normal procedures of DTC and the procedures set forth in the Indenture.

    Neither the Issuer nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

    Subject to certain conditions, any person having a beneficial interest in the Global New Note may, upon request to the Trustee, exchange such beneficial interest for New Notes in the form of Certificated New Notes. Upon any such issuance, the Trustee is required to register such Certificated New Notes in the name of, and cause the same to be delivered to, such person or persons (or the nominee of any thereof). In addition, if DTC is at any time unwilling or unable to continue as a depositary for the Global New Note and a successor depositary is not appointed by the Issuer within 90 days, the Issuer will issue Certificated New Notes in exchange for the Global New Note.

GOVERNING LAW

    The Indenture provides that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

                 REGISTERED EXCHANGE OFFER; REGISTRATION RIGHTS

    The Issuer has agreed pursuant to the Registration Agreement with the Initial Purchasers, for the benefit of the holders of the Notes, that the Issuer will, at its cost, (i) within 45 days after the date of original issue of the Old Notes, file the Registration Statement with the Commission with respect to a registered offer to exchange the Old Notes for New Notes of the Issuer having terms substantially identical in all material respects to the Old Notes (except that the New Notes will not contain terms with respect to transfer restrictions) and (ii) use its best efforts to cause the Registration Statement to be declared effective under the Securities Act within 150 days after the date of original issue of the Old Notes. Upon the effectiveness of the Registration Statement, the Issuer will offer the New Notes in exchange for surrender of the Old Notes. The Issuer will keep the Exchange Offer open for not less than 30 days (or longer if required by applicable law) after the date notice of the Exchange Offer is mailed to the holders of the Notes. For each Old Note surrendered to the Issuer pursuant to the Exchange Offer, the holder of such Old Note will receive a New Note having a principal amount equal to that of the surrendered Note. Interest on each New Note will accrue from the last interest payment date on which interest was paid on the Note surrendered in exchange thereof or, if no interest has been paid on such Note, from the date of its original issue. Under existing Commission interpretations, the New Notes would be freely transferable by holders other than affiliates of the Issuer after the Exchange Offer without further registration under the Securities Act if the holder of the New Notes represents that it is acquiring the New Notes in the ordinary course of its business, that it has no arrangement or understanding with any person to participate in the distribution of the New Notes and that it is not an affiliate of the Issuer, as such terms are interpreted by the Commission; PROVIDED, HOWEVER, that broker-dealers ("Participating Broker-Dealers") receiving New Notes in the Exchange Offer will have a prospectus delivery requirement with respect to resales of such New Notes. The Commission has taken the position that Participating Broker-Dealers may fulfill their prospectus delivery requirements with respect to New Notes (other than a resale of an unsold allotment

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from the original sale of the Notes) with the prospectus contained in the
Registration Statement. Under the Registration Agreement, the Issuer is required to allow Participating Broker-Dealers and other persons, if any, with similar prospectus delivery requirements to use the prospectus contained in the Registration Statement in connection with the resale of such New Notes.

    A Holder of Old Notes (other than certain specified holders) who wishes to exchange such Old Notes for New Notes in the Exchange Offer will be required to represent that any New Notes to be received by it will be acquired in the ordinary course of its business and that at the time of the commencement of the Exchange Offer it has no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the New Notes and that it is not an "affiliate" of the Issuer, as defined in Rule 405 of the Securities Act, or if it is an affiliate, that it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable.

    In the event that applicable interpretations of the staff of the Commission do not permit the Issuer to effect such a Exchange Offer, or if for any other reason the Exchange Offer is not consummated within 180 days of the Issue Date, or if the Initial Purchasers so request with respect to Old Notes not eligible to be exchanged for New Notes in the Exchange Offer, or if any holder of Old Notes is not eligible to participate in the Exchange Offer or does not receive freely tradeable Exchange Notes in the Exchange Offer, the Issuer will, at its cost, (a) as promptly as practicable, file a Shelf Registration Statement covering resales of the Old Notes or the New Notes, as the case may be, (b) use all reasonable efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act and (c) keep the Shelf Registration Statement effective until the earlier of (i) the time when the Notes covered by the Shelf Registration Statement can be sold pursuant to Rule 144 without any limitations under clauses (c), (e), (f) and (h) of Rule 144 and (ii) three years from the Issue Date. The Issuer will, in the event a Shelf Registration Statement is filed, among other things, provide to each holder for whom such Shelf Registration Statement was filed copies of the prospectus which is a part of the Shelf Registration Statement, notify each such holder when the Shelf Registration Statement has become effective and take certain other actions as are required to permit unrestricted resales of the Old Notes or the New Notes, as the case may be. A holder selling such Old Notes or New Notes pursuant to the Shelf Registration Statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Agreement which are applicable to such holder (including certain indemnification obligations).

    If (i) by December 28, 1996, neither the Registration Statement nor the Shelf Registration Statement has been filed with the Commission; (ii) by May 12, 1997, neither the Exchange Offer is consummated nor the Shelf Registration Statement is declared effective; or (iii) after May 12, 1997, and after either the Registration Statement or the Shelf Registration Statement is declared effective, such Registration Statement thereafter ceases to be effective or usable (subject to certain exceptions) in connection with resales of Old Notes or New Notes in accordance with and during the periods specified in the Registration Agreement (each such event referred to in clauses (i) through (iii), a "Failure to Register"), additional interest will accrue on the Old Notes and the New Notes at the rate of .5% per annum from and including the date on which any such Failure to Register shall occur to but excluding the date on which all Failures to Register have been cured. Such interest is payable in addition to any other interest payable from time to time with respect to the Old Notes and the New Notes.

    The Issuer will be entitled to close the Exchange Offer 30 days after the commencement thereof provided that it has accepted all Old Notes theretofore validly tendered in accordance with the terms of the Exchange Offer.

    The summary herein of certain provisions of the Registration Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Registration Agreement, a copy of which is available upon request to the Issuer.

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
                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

    The exchange of Old Notes for New Notes in the Exchange Offer should not constitute a taxable event to holders for United States federal income tax purposes. Consequently, no gain or loss will be recognized by a United States Holder upon receipt of a New Note, the holding period of the New Note will include the holding period the Old Note and the basis of the New Note will be the same as the basis of the Old Note immediately before the exchange.

    PERSONS CONSIDERING THE EXCHANGE OF OLD NOTES FOR NEW NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS, AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

                              PLAN OF DISTRIBUTION

    Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that for a period of 120 days after the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resales. In
addition, until      , 1997, all dealers effecting transactions in the New Notes may be required to deliver a prospectus.

    The Company will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

    For a period of 120 days after the Expiration Date the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Company has agreed to pay all expenses incident to the Exchange Offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

    Certain legal matters will be passed upon for the Company by Simpson Thacher & Bartlett, New York, New York (a partnership which includes professional corporations).

                         INDEPENDENT PUBLIC ACCOUNTANTS

    The audited consolidated financial statements included in this Prospectus have been audited and the pro forma balance sheet and pro forma income statement included in this Prospectus have been reviewed by Arthur Andersen LLP, independent public accountants as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Public Accountants.............................................        F-2

Consolidated Balance Sheets..........................................................        F-3

Consolidated Statements of Income....................................................        F-4

Consolidated Statements of Shareholders' Equity......................................        F-5

Consolidated Statements of Cash Flows................................................        F-6

Notes to Consolidated Financial Statements...........................................        F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To AMTROL Inc.:

    We have audited the accompanying consolidated balance sheets of AMTROL Inc. (a Rhode Island corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AMTROL Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Boston, Massachusetts
January 29, 1996

                          AMTROL INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                     ASSETS

                                                                                                     DECEMBER 31,
                                                                                                 --------------------
                                                                                                   1995       1994
                                                                                  SEPTEMBER 28,  ---------  ---------
                                                                                      1996
                                                                                  -------------
                                                                                   (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents (Note 2)............................................    $   3,422    $   9,078  $   9,038
  Accounts receivable, less allowance for doubtful accounts of $1,078, $990 and
    $1,094 in 1996, 1995 and 1994, respectively.................................       30,451       24,108     23,669
  Inventories (Notes 2 and 4)...................................................       22,686       21,315     20,817
  Prepaid income taxes (Notes 2 and 6)..........................................        1,714        2,793      2,108
  Prepaid expenses and other....................................................        1,372          462        310
  Net assets held for sale......................................................        1,786        3,736         --
                                                                                  -------------  ---------  ---------
    Total current assets........................................................       61,431       61,492     55,942
                                                                                  -------------  ---------  ---------
PROPERTY, PLANT AND EQUIPMENT, at cost (Note 2):
  Land..........................................................................        1,796        1,796      3,020
  Buildings and improvements....................................................       11,053       11,107     15,006
  Machinery and equipment.......................................................       49,635       51,031     46,216
  Furniture and fixtures........................................................        2,830        2,935      2,491
  Construction-in-progress and other............................................        7,089        1,104      1,697
                                                                                  -------------  ---------  ---------
                                                                                       72,403       67,973     68,430
  Less--accumulated depreciation and amortization...............................       40,314       40,040     36,613
                                                                                  -------------  ---------  ---------
                                                                                       32,089       27,933     31,817
                                                                                  -------------  ---------  ---------
OTHER ASSETS:
  Cash surrender value of officers' life insurance..............................        1,737        3,156      3,024
  Other (Note 2)................................................................        1,385        1,328        851
                                                                                  -------------  ---------  ---------
                                                                                        3,122        4,484      3,875
                                                                                  -------------  ---------  ---------
                                                                                    $  96,642    $  93,909  $  91,634
                                                                                  -------------  ---------  ---------
                                                                                  -------------  ---------  ---------

                                        LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current installments of long term debt (Note 5)...............................    $      --    $      --  $     952
  Accounts payable..............................................................        9,203        6,526      6,157
  Accrued expenses (Note 2).....................................................        8,620       11,104     10,186
  Accrued income taxes..........................................................          865          559      1,354
                                                                                  -------------  ---------  ---------
    Total current liabilities...................................................       18,688       18,189     18,649
                                                                                  -------------  ---------  ---------
OTHER NONCURRENT LIABILITIES (Note 9)...........................................        4,669        4,903      5,867
                                                                                  -------------  ---------  ---------
DEFERRED INCOME TAXES...........................................................          447          611        563
                                                                                  -------------  ---------  ---------
LONG TERM DEBT, less current installments.......................................           --           --      2,381
                                                                                  -------------  ---------  ---------
COMMITMENTS AND CONTINGENCIES (Notes 8 and 9)

SHAREHOLDERS' EQUITY (Notes 3 and 10):
  Preferred stock $.01 par value--Authorized--5,000,000 shares and Issued--None
  Common stock $.01 par value--Authorized--15,000,000 shares Issued--7,658,420,
    7,641,398 and 7,584,373 shares in 1996, 1995 and 1994, respectively.........           76           76         76
  Additional paid-in capital....................................................       29,271       29,083     28,377
  Retained earnings.............................................................       46,772       44,313     36,728
  Treasury stock, at cost--214,200, 213,200 and 67,300 shares in 1996, 1995 and
    1994, respectively (Note 3).................................................       (3,281)      (3,266)    (1,007)
                                                                                  -------------  ---------  ---------
    Total shareholders' equity..................................................       72,838       70,206     64,174
                                                                                  -------------  ---------  ---------
                                                                                    $  96,642    $  93,909  $  91,634
                                                                                  -------------  ---------  ---------
                                                                                  -------------  ---------  ---------

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                          AMTROL INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                           NINE MONTHS ENDED
                                                      ----------------------------      YEAR ENDED DECEMBER 31,
                                                      SEPTEMBER 28,  SEPTEMBER 30,  -------------------------------
                                                          1996           1995         1995       1994       1993
                                                      -------------  -------------  ---------  ---------  ---------
                                                              (UNAUDITED)
NET SALES...........................................    $ 134,816      $ 134,620    $ 172,454  $ 173,472  $ 164,295

COST OF GOODS SOLD..................................       98,018         96,491      124,303    123,184    116,180
                                                      -------------  -------------  ---------  ---------  ---------
  Gross profit......................................       36,798         38,129       48,151     50,288     48,115

OPERATING EXPENSES:
  Selling...........................................       12,420         11,176       15,171     15,561     15,128
  General and administrative (Note 2)...............       10,373         11,392       14,772     14,841     13,971
  Plant closing charges (Note 11)...................           --          1,875        3,825         --         --
                                                      -------------  -------------  ---------  ---------  ---------
  Income from operations............................       14,005         13,686       14,383     19,886     19,016

OTHER INCOME (EXPENSE):
  Interest expense..................................         (149)          (117)        (195)      (276)      (936)
  Interest income...................................          180            147          255        269        131
  License and distributorship fees..................          156            196          258        254        254
  Other, net........................................           84            104           65       (179)      (141)
                                                      -------------  -------------  ---------  ---------  ---------
    Income before provision for income taxes and
      extraordinary item............................       14,276         14,016       14,766     19,954     18,324

PROVISION FOR INCOME TAXES (Notes 2 and 6)..........        5,496          5,466        5,681      7,683      7,149
                                                      -------------  -------------  ---------  ---------  ---------

INCOME BEFORE EXTRAORDINARY ITEM....................        8,780          8,550        9,085     12,271     11,175

EXTRAORDINARY ITEM, net of tax:
  Early extinguishment of debt (Note 5).............           --             --           --         --       (911)
                                                      -------------  -------------  ---------  ---------  ---------

NET INCOME..........................................    $   8,780      $   8,550    $   9,085  $  12,271  $  10,264
                                                      -------------  -------------  ---------  ---------  ---------
                                                      -------------  -------------  ---------  ---------  ---------

INCOME PER SHARE BEFORE EXTRAORDINARY ITEM..........    $    1.15      $    1.13    $    1.20  $    1.61  $    1.56

EXTRAORDINARY ITEM..................................           --             --           --         --      (0.13)
                                                      -------------  -------------  ---------  ---------  ---------

NET INCOME PER SHARE................................    $    1.15      $    1.13    $    1.20  $    1.61  $    1.43
                                                      -------------  -------------  ---------  ---------  ---------
                                                      -------------  -------------  ---------  ---------  ---------

WEIGHTED AVERAGE COMMON AND COMMON EQUIVALENT SHARES
  OUTSTANDING.......................................        7,603          7,586        7,565      7,633      7,158
                                                      -------------  -------------  ---------  ---------  ---------
                                                      -------------  -------------  ---------  ---------  ---------

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                          AMTROL INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                 (IN THOUSANDS)

                                                                                                           TREASURY STOCK
                                                                                   ADDITIONAL              ---------------
                                                                       COMMON        PAID-IN    RETAINED      NUMBER OF
                                                                        STOCK        CAPITAL    EARNINGS       SHARES
                                                                    -------------  -----------  ---------  ---------------
BALANCE, December 31, 1992........................................    $      54     $     167   $  17,090            57
  Net income......................................................           --            --      10,264            --
  Dividend ($.20 per share).......................................           --            --      (1,388)           --
  Exercise of stock options.......................................           --          (342)         --           (58)
  Repurchase of common stock......................................           --            --          --             1
  Amortization of deferred compensation...........................           --           219          --            --
  Tax effect of disqualifying dispositions of stock options
    (Note 10).....................................................           --           175          --            --
  Issuance of common stock--
        Public offering, net (Note 3).............................           20        26,214          --            --
        Exercise of stock options.................................            1           543          --            --
                                                                            ---    -----------  ---------           ---
BALANCE, December 31, 1993........................................           75        26,976      25,966            --
  Net income......................................................           --            --      12,271            --
  Dividend ($.20 per share).......................................           --            --      (1,509)           --
  Exercise of stock options (Note 10).............................            1         1,137          --            --
  Repurchase of common stock (Note 3).............................           --            --          --            67
  Amortization of deferred compensation...........................           --           204          --            --
  Tax effect of disqualifying dispositions of stock options.......           --            60          --            --
                                                                            ---    -----------  ---------           ---
BALANCE, December 31, 1994........................................           76        28,377      36,728            67
  Net income......................................................           --            --       9,085            --
  Dividend ($.20 share)...........................................           --            --      (1,500)           --
  Exercise of stock options (Note 10).............................           --           598          --            --
  Repurchase of common stock (Note 3).............................           --            --          --           146
  Tax effect of disqualifying dispositions of stock options.......           --           108          --            --
                                                                            ---    -----------  ---------           ---
BALANCE, December 31, 1995........................................           76        29,083      44,313           213
  Net income......................................................           --            --       8,780            --
  Dividend ($.85 per share).......................................           --            --      (6,321)           --
  Exercise of stock options (Note 10).............................           --           188          --            --
  Repurchase of common stock (Note 3).............................           --            --          --             1
                                                                            ---    -----------  ---------           ---

BALANCE, September 28, 1996 (unaudited)...........................    $      76     $  29,271   $  46,772           214
                                                                            ---    -----------  ---------           ---
                                                                            ---    -----------  ---------           ---


                                                                      COST
                                                                    ---------
BALANCE, December 31, 1992........................................  $     655
  Net income......................................................         --
  Dividend ($.20 per share).......................................         --
  Exercise of stock options.......................................       (667)
  Repurchase of common stock......................................         12
  Amortization of deferred compensation...........................         --
  Tax effect of disqualifying dispositions of stock options
    (Note 10).....................................................         --
  Issuance of common stock--
        Public offering, net (Note 3).............................         --
        Exercise of stock options.................................         --
                                                                    ---------
BALANCE, December 31, 1993........................................         --
  Net income......................................................         --
  Dividend ($.20 per share).......................................         --
  Exercise of stock options (Note 10).............................         --
  Repurchase of common stock (Note 3).............................      1,007
  Amortization of deferred compensation...........................         --
  Tax effect of disqualifying dispositions of stock options.......         --
                                                                    ---------
BALANCE, December 31, 1994........................................      1,007
  Net income......................................................         --
  Dividend ($.20 share)...........................................         --
  Exercise of stock options (Note 10).............................         --
  Repurchase of common stock (Note 3).............................      2,259
  Tax effect of disqualifying dispositions of stock options.......         --
                                                                    ---------
BALANCE, December 31, 1995........................................      3,266
  Net income......................................................         --
  Dividend ($.85 per share).......................................         --
  Exercise of stock options (Note 10).............................         --
  Repurchase of common stock (Note 3).............................         15
                                                                    ---------
BALANCE, September 28, 1996 (unaudited)...........................  $   3,281
                                                                    ---------
                                                                    ---------

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                          AMTROL INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                              NINE MONTHS ENDED
                                                         ----------------------------      YEAR ENDED DECEMBER 31,
                                                         SEPTEMBER 28,  SEPTEMBER 30,  -------------------------------
                                                             1996           1995         1995       1994       1993
                                                         -------------  -------------  ---------  ---------  ---------
                                                                 (UNAUDITED)
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
  Net Income...........................................    $   8,780      $   8,550    $   9,085  $  12,271  $  10,264
                                                         -------------  -------------  ---------  ---------  ---------
  Adjustments to reconcile net income to net cash
    provided by operating activities--
    Depreciation and amortization......................        3,933          3,659        4,673      4,330      4,520
    Writedown of net assets held for sale to realizable
      value............................................           --             --          980         --         --
    Extraordinary loss on early extinguishment of debt,
      net of tax.......................................           --             --           --         --        911
    Provision for losses on accounts receivable........          181            148           93        206        240
    Loss on sale of fixed assets.......................           92              7           83         12         19
    Changes in assets and liabilities --
      (Increase) decrease in assets --
        Accounts receivable, net.......................       (6,524)        (5,164)        (532)    (4,798)    (1,955)
        Inventory......................................       (1,371)        (1,934)        (498)      (866)    (4,089)
        Prepaid income taxes...........................        1,079            (75)        (685)      (100)        (3)
        Prepaid expenses and other.....................         (910)          (208)        (152)     1,027       (954)
        Cash surrender value of officers' life
          insurance....................................        1,419           (160)        (132)      (191)       (39)
        Other assets...................................         (226)           (51)        (602)        (8)       728
      Increase (decrease) in liabilities--
        Accounts payable...............................        2,677          1,070          369     (1,865)       383
        Accrued expenses...............................       (2,484)         1,444          918        783      1,395
        Accrued income taxes...........................          306           (777)        (795)       567        573
        Other noncurrent liabilities...................         (234)          (566)        (965)       (39)       874
        Deferred income taxes..........................         (164)           130           48       (629)      (910)
                                                         -------------  -------------  ---------  ---------  ---------
                                                              (2,226)        (2,477)       2,803     (1,571)     1,693
                                                         -------------  -------------  ---------  ---------  ---------
        Net cash provided by operating activities......        6,554          6,073       11,888     10,700     11,957
                                                         -------------  -------------  ---------  ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of property, plant and
    equipment..........................................        1,991             20           30        119         11
  Capital expenditures.................................       (8,053)        (4,531)      (5,492)    (4,902)    (7,382)
                                                         -------------  -------------  ---------  ---------  ---------
        Net cash used in investing activities..........       (6,062)        (4,511)      (5,462)    (4,783)    (7,371)
                                                         -------------  -------------  ---------  ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Cash dividends.......................................       (6,321)        (1,127)      (1,500)    (1,509)    (1,388)
  Repayment of long-term debt..........................           --         (4,947)      (4,948)    (1,952)   (31,473)
  Issuance of long-term debt...........................           --          1,615        1,615      1,000         --
  Prepayment of short-term debt........................       (3,500)            --           --         --         --
  Issuance of short-term debt..........................        3,500             --           --         --         --
  Repurchase of common stock, net......................           --             --           --         --        (12)
  Issuance of common stock --public offering, net (Note
    3).................................................           --             --           --         --     26,234
  Issuance of common stock --exercise of stock
    options............................................          188            276          598      1,137        869
  Repurchase of treasury stock.........................          (15)          (711)      (2,259)    (1,007)        --
  Tax effect of disqualifying dispositions of incentive
    stock options (Note 10)............................           --             --          108         60        175
  Tax effect on restricted stock (Note 10).............           --             --           --        147         --
                                                         -------------  -------------  ---------  ---------  ---------
        Net cash used in financing activities..........       (6,148)        (4,894)      (6,386)    (2,124)    (5,595)
                                                         -------------  -------------  ---------  ---------  ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS...       (5,656)        (3,332)          40      3,793     (1,009)
CASH AND CASH EQUIVALENTS, beginning of period.........        9,078          9,038        9,038      5,245      6,254
                                                         -------------  -------------  ---------  ---------  ---------
CASH AND CASH EQUIVALENTS, end of period...............    $   3,422      $   5,706    $   9,078  $   9,038  $   5,245
                                                         -------------  -------------  ---------  ---------  ---------
                                                         -------------  -------------  ---------  ---------  ---------
CASH PAID FOR:
    Interest...........................................    $     121      $     161    $     126  $     351  $     932
    Income taxes.......................................        4,258          6,079        7,083      6,936      8,225

  The accompanying notes are an integral part of these Consolidated Financial
                                  Statements.

                          AMTROL INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(1) ORGANIZATION AND OPERATIONS

    AMTROL Inc. designs, manufactures and markets products used principally in flow control, storage, heating and other treatment of fluids in the water systems market and selected sectors of the heating, ventilating and air conditioning ("HVAC") market. AMTROL Inc. offers a broad product line of quality fluid handling products and services marketed under widely recognized brand names.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION

    The accompanying consolidated financial statements include the accounts of AMTROL Inc. and its wholly owned subsidiaries (the "Company"). All material intercompany balances and transactions have been eliminated in consolidation.

    RISKS AND UNCERTAINTIES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    FISCAL YEAR

    The Company uses a calendar fiscal year and four quarterly interim periods ended on Saturday of the thirteenth week of the quarter.

    CASH AND CASH EQUIVALENTS

    Cash and cash equivalents include cash on hand and short-term investments that are readily convertible into cash with an original maturity to the Company of three months or less.

    DEPRECIABLE PROPERTY AND EQUIPMENT

    The Company provides for depreciation by charges to income (computed on the straight-line method) in amounts estimated to amortize the cost of properties over their estimated useful lives which generally fall within the following ranges:

                                                                  10-40
Building and improvements.......................................  years
Machinery and equipment.........................................  3-12 years
Furniture and fixtures..........................................  5-20 years
Other...........................................................  3-10 years

    Leasehold improvements are amortized over the life of the lease or the estimated useful life of the improvement, whichever is shorter.

    Interest costs, during the construction period, on borrowings used to finance construction of buildings and related property are included in the cost of the constructed property.

                          AMTROL INC. AND SUBSIDIARIES

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    INVENTORIES

    The Company's inventories are stated at the lower of cost or market including material, labor and manufacturing overhead (see Note 4).

    GOODWILL

    The excess of purchase price over the fair value of net assets acquired is allocated to goodwill and is included in other assets. Goodwill is being amortized over 40 years. Goodwill (net of accumulated amortization) at December 31, 1995 and 1994 is approximately $.5 million. The Company accounts for long-lived and intangible assets in accordance with SFAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF.

    ENGINEERING AND DEVELOPMENT EXPENSES

    All costs for engineering and development, which amounted to approximately $.9 million in 1995, $.8 million in 1994 and $.7 million in 1993, are charged to general and administrative expense as incurred.

    INCOME TAXES

    The Company utilizes an asset and liability approach to determine income tax liabilities in accordance with SFAS No. 109. The standard recognizes tax assets and liabilities for the cumulative effect of all temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities. The standard also requires the adjustment of deferred tax liabilities or assets for an enacted change in tax laws or rates.

    INCOME PER SHARE

    Income per share amounts have been computed by dividing income by the weighted average number of common and common equivalent shares outstanding during each period.

    ACCRUED EXPENSES

    Certain customers are allowed a rebate if agreed upon sales targets are achieved for a given year. At December 31, 1995 and 1994, the Company has accrued $2.7 million and $3.0 million for such volume allowances. These amounts are included in accrued expenses in the accompanying consolidated balance sheets.

    INTERNATIONAL SALES

    In fiscal 1995, 1994 and 1993, net sales to customers in various geographic areas outside the United States and Canada, primarily, Mexico, Western Europe and Asia, amounted to $22.7 million, $22.9 million and $22.6 million, respectively.

    RECLASSIFICATION

    Certain prior year balances have been reclassified to conform with the current year presentation.

                          AMTROL INC. AND SUBSIDIARIES

(3) COMMON STOCK TRANSACTIONS

    On March 18, 1993, the Company sold 1,955,000 shares in an initial public offering of its common stock (the "Offering") at $15.00 per share. The net proceeds from the Offering, after underwriting discounts and expenses paid by the Company, were approximately $26.2 million and were used to reduce indebtedness.

    During December 1994, the Board of Directors authorized a program to purchase up to 500,000 shares of the Company's common stock over the next year. Through the end of 1995, the Company had purchased 213,200 shares at an approximate cost of $3.3 million.

(4) INVENTORIES

    Inventories were as follows (in thousands):

                                                                              DECEMBER 31,
                                                                          --------------------
                                                                            1995       1994
                                                           SEPTEMBER 28,  ---------  ---------
                                                               1996
                                                           -------------
                                                            (UNAUDITED)
Raw materials and work in process........................    $   8,655    $  10,388  $  10,814
Finished goods...........................................       14,031       10,927     10,003
                                                           -------------  ---------  ---------
                                                             $  22,686    $  21,315  $  20,817

    Inventories valued under the last-in, first-out (LIFO) cost method comprised approximately 57.0% of the 1995 totals and 57.9% of the 1994 totals. If the first-in, first-out (FIFO) cost method of inventory accounting had been used, inventories would have been approximately $2.3 and $2.4 million higher than reported at December 31, 1995 and 1994, respectively.

(5) LONG-TERM DEBT AND NOTES PAYABLE TO BANKS

    Long-term debt consisted of the following (in thousands):

                                                                                DECEMBER 31,
                                                                            --------------------
DESCRIPTION:                                     INTEREST RATE:               1995       1994
------------------------------------  ------------------------------------  ---------  ---------
Bank term loan......................            CD rate plus 1%             $      --  $   3,333
Less--Current installments..........                                               --        952
                                                                            ---------  ---------
                                                                            $      --  $   2,381

    The bank term loan was unsecured and the principal was repaid in advance on February 15, 1995. Interest is payable quarterly in arrears at either the bank's prime rate, 1% in excess of the cost of funds rate or 1% in excess of certificate of deposit rates. The weighted average interest rate paid during 1995, 1994 and 1993 was approximately 7.49%, 5.36% and 4.30%, respectively.

                          AMTROL INC. AND SUBSIDIARIES

    The Company has a revolving credit loan agreement with a bank which provides for borrowings of up to $30.0 million under an unsecured line of credit with an expiration date of May 31, 1997. $5.0 million of this facility has been allocated as available for letters of credit (Note 9). The Company had no borrowings outstanding under this line during 1994. During 1995, the Company borrowed and repaid $1.6 million against this facility at a weighted average interest rate of 7.0% for the period the loan was outstanding. A commitment fee on the average daily unused portion of the revolver loan is charged at the rate of .25% per annum. Interest on borrowings under the revolving credit agreement is payable in arrears at either the bank's prime rate, or the rates based on the bank's cost of funds or CD rates plus 1%.

    In March 1993, the Company prepaid the remaining balance of certain senior indebtedness. As a result, the Company incurred a loss of $.9 million (net of applicable tax benefits of $.6 million).

    The Company is subject to certain restrictive covenants under the term loan and revolving credit loan agreements, including restrictions on incurring certain additional indebtedness, and maintenance of certain financial ratios, such as minimum levels of net worth and ratio of funded debt to total equity.

(6) INCOME TAXES

    The components of the provision for income taxes are as follows:

                                                                                          YEAR ENDED DECEMBER 31,
                                                                                      -------------------------------
                                                                                        1995       1994       1993
                                                                                      ---------  ---------  ---------

                                                                                              (IN THOUSANDS)
Current:
  Federal...........................................................................  $   5,798  $   7,351  $   7,180
  State.............................................................................        586      1,150        986
                                                                                      ---------  ---------  ---------
                                                                                          6,384      8,501      8,166
Deferred:
  Federal...........................................................................       (591)      (712)      (913)
  State.............................................................................       (112)      (106)      (104)
                                                                                      ---------  ---------  ---------
                                                                                           (703)      (818)    (1,017)
                                                                                      ---------  ---------  ---------
                                                                                      $   5,681  $   7,683  $   7,149

    The deferred income tax provision in 1995, 1994 and 1993 resulted primarily from temporary differences due to the use of accelerated depreciation for income tax purposes and straight-line depreciation for financial statement purposes, temporary differences related to deferred compensation and the reversal of temporary differences related to safe-harbor lease transactions that had previously transferred tax benefits to the Company.

                          AMTROL INC. AND SUBSIDIARIES

(6) INCOME TAXES (CONTINUED)
    The difference between a provision computed using the statutory U.S. federal income tax rate of 35% for 1995, 1994 and 1993 and the provision for income taxes in the accompanying consolidated financial statements is summarized as follows:

                                                                                                  YEAR ENDED DECEMBER 31,
                                                                                              -------------------------------
                                                                                                1995       1994       1993
                                                                                              ---------  ---------  ---------
United States statutory income tax..........................................................       35.0%      35.0%      35.0%
Increases (decreases) in taxes resulting from:
  State income taxes, net of federal income tax benefit.....................................        4.3        3.4        3.8
  Other, net................................................................................        (.8)        .1         .2
                                                                                                    ---        ---        ---
Provision for income taxes..................................................................       38.5%      38.5%      39.0%

    Significant items giving rise to deferred tax assets and deferred tax liabilities at December 31, 1995 and 1994 are as follows:

                                                                                DECEMBER, 31,
                                                                             --------------------
                                                                               1995       1994
                                                                             ---------  ---------
                                                                                (IN THOUSANDS)
Prepaid Income Taxes:
  Warranty reserves--current...............................................  $     167  $     215
  Allowance for doubtful accounts..........................................        265        299
  Plant closing reserve....................................................      1,035         --
  Reserves not currently deductible........................................        389        625
  Accrued vacation.........................................................        307        301
  UNICAP adjustment........................................................        238        196
  Other....................................................................        392        472
                                                                             ---------  ---------
                                                                             $   2,793  $   2,108
Deferred Income Taxes:
  Accelerated depreciation.................................................  $   1,370  $   1,280
  Safe Harbor leases.......................................................        801      1,104
  Warranty reserves--long-term.............................................       (753)      (951)
  Deferred compensation and restricted stock plan..........................       (761)      (809)
  Other....................................................................        (46)       (61)
                                                                             ---------  ---------
                                                                             $     611  $     563

(7) PENSION AND PROFIT SHARING PLANS

    The Company has a defined contribution 401(k) plan covering substantially all of its employees. Under the plan, eligible employees are permitted to contribute up to 10% of gross pay, not to exceed the maximum allowed under the Internal Revenue Code. The Company matches each employee contribution up to 6% of gross pay at a rate of $.25 per $1 of employee contribution. The Company also contributes 3% of each employee's gross pay up to the Social Security taxable wage base and 4% of amounts in excess of that level up to approximately $.2 million of wages. Company contributions to the 401(k) plan totaled approximately $1.1 million in 1995, $1.2 million in 1994 and $1.0 million in 1993.

                          AMTROL INC. AND SUBSIDIARIES

(7) PENSION AND PROFIT SHARING PLANS (CONTINUED)
    The Company maintains the Profitability Rewards In recognition of Dedicated Employees Bonus Plan (the "PRIDE Bonus Plan") for the purpose of providing non-executive employees with an annual year-end cash bonus based on the profitability of the Company during such year. All employees of AMTROL Inc. at year-end, and employees who have retired, died or become disabled during the calendar year, are eligible for a bonus award under the PRIDE Bonus Plan. The total amount to be awarded under the PRIDE Bonus Plan each year is determined by the Board of Directors. Awards are allocated to eligible employees on the basis of years of service and compensation.

(8) LEASE COMMITMENTS

    The Company leases certain plant facilities and equipment. Total rental expenses charged to operations amounted to approximately $.8 million in 1995, 1994 and 1993. Minimum rental commitments under all noncancelable operating leases are as follows (in thousands):

1996............................................  $     741
1997............................................        461
1998............................................        351
1999............................................         48
2000............................................         32
                                                  ---------
        Total...................................  $   1,633
                                                  ---------
                                                  ---------

    Certain of the leases provide for renewal options.

(9) COMMITMENTS AND CONTINGENCIES

    COMPENSATION PLANS

    The Company maintains an executive incentive bonus plan for certain officers based on the Company's attainment of specified operating results.

    The Company maintains a supplemental pension program for certain officers which provides pre-retirement death and retirement benefits in addition to the benefits in the defined contribution 401(k) plan. The retirement benefits are being accrued currently by charges to income over the officers' expected employment periods. Compensation expense under this program totaled approximately $.1 million in 1995, 1994 and 1993.

    OTHER COMMITMENTS AND CONTINGENCIES

    At December 31, 1995, the Company had a credit agreement to support the issuance of letters of credit in the amount of $5.0 million with approximately $.7 million outstanding. The Company is self-insured for worker's compensation claims in the State of Rhode Island. The State of Rhode Island requires the Company to post a $.7 million standby letter of credit.

    The Company is involved in various legal proceedings which, in the opinion of management, will not result in a material adverse effect on it financial condition or results of operations.

                          AMTROL INC. AND SUBSIDIARIES

(9) COMMITMENTS AND CONTINGENCIES (CONTINUED)
    The Company has received three "Notice Letters" from the Environmental Protection Agency ("EPA") stating that it is one of several potential responsible parties pursuant to the Comprehensive Environmental Response, Compensation and Liability Act, and that it will be required to share in the cost of cleaning up the sites identified by the EPA. The Company's degree of responsibility, if any, is not presently determinable in all cases; however, management is of the opinion that these will not have a material adverse effect on the accompanying consolidated financial statements.

(10) STOCK PLANS

    During 1983, the Company adopted an Incentive Stock Option Plan under which options to purchase a total of 1,100,000 shares of the Company's stock were granted to certain officers and employees. This plan was discontinued in 1992. Under the terms of the plan, options were granted at not less than 100% of the fair market value of the common stock on the date of grant. Options are exercisable after one to three years of continuous employment from the date the option is granted and have terms of 5 to 10 years. No accounting recognition is given to these stock options until they are exercised.

    In 1989, the Company issued 64,064 shares to certain officers in the form of restricted stock. The restriction stipulates that the recipient of the shares complete five years of service beginning on the date of issuance, June 1989. In 1990 and 1991, the Company issued 70,092 shares and 5,500 shares, respectively, to certain directors and officers in the form of restricted stock. The restriction stipulates that the recipient of the shares complete three years of service beginning on the date of issuance, December 1990 and September 1991, respectively. The restrictions automatically lift upon the death of a participant.

    The award of restricted stock does not result in a charge against the earnings of the Company at the award date. The deferred compensation, based on the estimated fair market value at the award date, was fully amortized by a charge against earnings over the three- or five-year period of restriction.

    During 1992, the Company established the 1992 Stock Plan, which provides for awards covering a maximum of 800,000 shares of common stock to be granted to directors, officers and certain key employees of the Company in the form of (i) incentive stock options within the meaning of Section 422 of the Internal Revenue Code, (ii) non-qualified stock options, (iii) shares of common stock subject to specified restrictions, (iv) restricted units that entitle the holder thereof to receive one share of common stock (or equivalent cash payments) for each unit in increments during a restricted period, (v) stock appreciation rights accompanying options or granted separately, or (vi) limited stock appreciation rights accompanying options. Options granted in 1993, 1994 and 1995 are exercisable in four equal annual installments generally commencing one year from grant and have terms of ten years.

    In 1994, the shareholders approved the AMTROL Inc. Non-Employee Director Compensation Plan. The Plan provides for annual automatic grants of options to purchase common stock up to a maximum of 2,000 shares annually to each director. On April 22, 1994 options were granted to purchase 10,000 shares of common stock at $19.00 per share, the price on the grant date. These shares become exercisable in three equal installments on October 22, 1994, April 22, 1995 and April 22, 1996 and have terms of ten years. On April 21, 1995, options were granted to purchase 7,873 shares of common stock at $18.25 per share, the price on the grant date. These shares become exercisable in three equal installments on October 21, 1995, April 21, 1996 and April 21, 1997.

                          AMTROL INC. AND SUBSIDIARIES

    A disqualifying disposition occurs when shares acquired by the exercise of incentive stock options are sold within one year. Because of the tax deduction received for disqualifying dispositions, the Company has included a related tax benefit of $.1 million in additional paid-in capital for each year 1995 and 1994.

    The following is a summary of 1993, 1994 and 1995 option activity in the Company's stock plans:

                                                                                   NUMBER OF
                                                                                    OPTIONS        PRICE RANGE
                                                                                  -----------  --------------------
Options outstanding, December 31, 1992..........................................     355,135   $    2.55  $   11.55
  Granted.......................................................................     178,060       15.00      15.00
  Exercised.....................................................................    (128,414)       2.55       7.70
  Forfeited.....................................................................      (1,100)      11.55      15.00
                                                                                  -----------  ---------  ---------

Options outstanding, December 31, 1993..........................................     403,681   $    3.45  $   15.00
  Granted.......................................................................     172,500       16.38      19.00
  Exercised.....................................................................    (121,227)       3.45      15.00
  Forfeited.....................................................................     (12,875)      11.55      15.00
                                                                                  -----------  ---------  ---------

Options outstanding, December 31, 1994..........................................     442,079   $    7.00  $   19.00
  Granted.......................................................................     192,973       15.75      18.25
  Exercised.....................................................................     (57,025)       7.00      15.00
  Forfeited.....................................................................     (31,721)      15.00      18.31
                                                                                  -----------  ---------  ---------

Options outstanding, December 31, 1995..........................................     546,306   $    7.00  $   19.00

    At December 31, 1995, there were 172,337 currently exercisable options.

(11) OTHER INCOME AND EXPENSE

    PLANT CLOSING

    In September 1995, the Company ceased operations at its Plano, Texas facility. In December 1995, the Company decided to proceed with closing its Rogers, Arkansas plant. Production at this facility ceased in April 1996. Programs to raise productivity in other facilities and free-up production capacity have made these plant consolidations possible. As a result of these plant closings, all jobs at these locations have been eliminated resulting in a worldwide workforce reduction of approximately 150 jobs.

    The Company recorded a $3.8 million charge to operating expense for severance and other costs in connection with the closures. Included in this charge is an amount of $2.0 million for accrued termination benefits of which approximately $.7 million had been paid at December 31, 1995. Included in current assets as "Assets Held for Sale" is an amount of $3.7 million representing the estimated net market value of the land and buildings for these two facilities which the Company is holding for sale.

(12) SUPPLEMENTARY QUARTERLY INFORMATION (UNAUDITED)

    Historically, the Company has experienced higher sales in the second and third quarters of its fiscal year. The following table sets forth selected operating results for each quarter of 1995 and 1994. The information for each of these quarters is unaudited but includes all normal recurring adjustments that the Company considers necessary for a fair presentation. These results, however, are not necessarily indicative of results for any future period.

                          AMTROL INC. AND SUBSIDIARIES

(12) SUPPLEMENTARY QUARTERLY INFORMATION (UNAUDITED) (CONTINUED)
                          YEAR ENDED DECEMBER 31, 1995
                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                                FIRST       SECOND        THIRD       FOURTH
                                                                               QUARTER      QUARTER      QUARTER      QUARTER
                                                                             -----------  -----------  -----------  -----------
Net sales..................................................................   $    43.2    $    47.6    $    43.8    $    37.8
Gross profit...............................................................        12.4         13.4         12.4         10.0
Income from operations.....................................................         4.6          5.9          3.2(a)         .7(b)
Net income.................................................................         2.8          3.7          2.0           .5
Net income per share.......................................................         .38          .49          .26          .07

--------------

(a) Reflects pretax plant closing charge of $1.9 million.

(b) Reflects pretax plant closing charge of $1.9 million.

                          YEAR ENDED DECEMBER 31, 1994
                      (IN MILLIONS, EXCEPT PER SHARE DATA)

                                                                                FIRST       SECOND        THIRD       FOURTH
                                                                               QUARTER      QUARTER      QUARTER      QUARTER
                                                                             -----------  -----------  -----------  -----------
Net sales..................................................................   $    41.7    $    47.5    $    45.5    $    38.7
Gross profit...............................................................        11.9         14.1         13.7         10.5
Income from operations.....................................................         4.2          6.4          6.4          2.9
Net income.................................................................         2.5          3.9          3.9          2.0
Net income per share.......................................................         .33          .51          .51          .26

(13) MERGER AGREEMENT (UNAUDITED)

    On August 28, 1996, the Board of Directors of the Company approved a merger agreement pursuant to which AMTROL Holdings, Inc. ("Holdings") would acquire the Company, subject to shareholder approval, for approximately $218.9 million, representing a price of $28.25 per share based upon 7,444,220 shares and options to purchase 679,223 shares issued and outstanding on October 4, 1996. Holdings is an affiliate of The Cypress Group L.L.C.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITY OTHER THAN THE NEW NOTES OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE NEW NOTES BY ANYONE IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.
                            ------------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    -----
Incorporation of Certain Documents by
  Reference....................................           2
Available Information..........................           2
Disclosure Regarding Forward-Looking
  Statements...................................           3
Summary........................................           4
Risk Factors...................................          17
Use of Proceeds................................          20
The Exchange Offer.............................          21
Capitalization.................................          28
Pro Forma Consolidated Financial Data..........          29
Selected Historical Financial Data.............          35
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................          36
Business.......................................          43
Management.....................................          53
Security Ownership of Certain Beneficial Owners
  and Management...............................          55
Description of Bank Credit Facility............          56
Description of New Notes.......................          57
Registered Exchange Offer; Registration
  Rights.......................................          84
Certain United States Federal Tax
  Consequences.................................          86
Plan of Distribution...........................          86
Legal Matters..................................          86
Independent Public Accountants.................          86
Index to Consolidated Financial Statements.....         F-1

                            ------------------------

    UNTIL          , 1997 (90 DAYS AFTER THE DATE OF THIS PROSPECTUS) ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

PROSPECTUS

    [LOGO]
                                                                     AMTROL INC.

                               OFFER TO EXCHANGE
                              $115,000,000 OF ITS
                          10 5/8% SENIOR SUBORDINATED
                                NOTES DUE 2006,
                                WHICH HAVE BEEN
                              REGISTERED UNDER THE
                              SECURITIES ACT, FOR
                              $115,000,000 OF ITS
                           OUTSTANDING 10 5/8% SENIOR
                          SUBORDINATED NOTES DUE 2006

                                          , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Article SIXTH of the Company's Restated Articles of Incorporation provides that no director of the Company shall be personally liable for monetary damages except to the extent required by law in effect at the time the claim of liability is asserted.

    Section 4.1 of the Rhode Island Business Corporation Act authorizes indemnification of directors and officers of Rhode Island corporations. Article XI of the Company by-laws (i) authorizes the indemnification of directors and officers (the "Indemnified Person") under specified circumstances to the fullest extent authorized, (ii) provides for the advancement of expenses to the Indemnified Persons for defending any proceedings related to the specified circumstances and (iii) gives the Indemnified Persons the right to bring suit against the Company to enforce the foregoing rights to indemnification and advancement of expenses. The Company currently maintains one or more policies of insurance under which the directors and officers of the Company are insured, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of actions, suits, or proceedings, and certain liabilities which might be imposed as a result of such action, suits or proceedings, to which they are parties by reason of being or having been such directors or officers.

    The Placement Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification of the Company, its directors and officers and certain other persons against certain liabilities including liabilities under the Exchange Act.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) See list of Exhibits.

    (b) Schedules other than that listed above are omitted because the conditions requiring their filing do not exist, or because the required information is provided in the Consolidated Financial Statements, including the notes hereto.

ITEM 22.  UNDERTAKINGS.

    That insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement;

           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the Registration Statement.

        (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This include information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        (5) To supply by means of a post-effective amendment all information concerning the Exchange Offer that was not the subject of and included in the Registration Statement when it became effective.

        (6) That prior to any public reoffering of the securities hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

        (7) That every prospectus: (i) that is filed pursuant to paragraph (7) immediately preceding, or (ii) that purports to meet the requirements of
    Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Providence, Rhode Island, on the 17th day of December, 1996.

                                AMTROL INC.

                                By:              /s/ EDWARD J. COONEY
                                      ------------------------------------------
                                                   Edward J. Cooney
                                               CHIEF FINANCIAL OFFICER

                               POWER OF ATTORNEY

    We, the undersigned directors and officers of AMTROL Inc., do hereby constitute and appoint Edward J. Cooney, David P. Spalding and Anthony D. Tutrone, or any one of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and on our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or any one of them, may deem necessary or advisable to enable the Company to comply with the Securities Act of 1933 and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments) hereto and we do hereby ratify and confirm all that said attorney and agents, or either of them, shall do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

                      SIGNATURE                                       TITLE                         DATE
------------------------------------------------------  ---------------------------------  ----------------------
                                                        Chairman of the Board
                 /s/ JOHN P. CASHMAN                      President and Chief Executive
     -------------------------------------------          Officer (principal executive       December 17, 1996
                   John P. Cashman                        officer) and Director

                /s/ SAMUEL L. DANIELS
     -------------------------------------------        Executive Vice President and         December 17, 1996
                  Samuel L. Daniels                       Director

               /s/ CLIFFORD A. PETERSON
     -------------------------------------------        Senior Vice President and            December 17, 1996
                 Clifford A. Peterson                     Director

                      SIGNATURE                                       TITLE                         DATE
------------------------------------------------------  ---------------------------------  ----------------------
                                                        Senior Vice President, Chief
                 /s/ EDWARD J. COONEY                     Financial Officer and Treasurer
     -------------------------------------------          (principal financial and           December 17, 1996
                   Edward J. Cooney                       accounting officer)

                /s/ DAVID P. SPALDING
     -------------------------------------------        Director                             December 17, 1996
                  David P. Spalding

                  /s/ JAMES A. STERN
     -------------------------------------------        Director                             December 17, 1996
                    James A. Stern

                /s/ ANTHONY D. TUTRONE
     -------------------------------------------        Director                             December 17, 1996
                  Anthony D. Tutrone

                                 EXHIBIT INDEX

EXHIBIT #                                           DOCUMENT DESCRIPTION
---------  -------------------------------------------------------------------------------------------------------
   1.1     Placement Agreement, dated as of November 7, 1996, among AMTROL Acquisition, Inc., Morgan Stanley & Co.
             Incorporated and BT Securities Corporation.
   3.1     Restated Articles of Incorporation of AMTROL Inc.
   3.2     Bylaws of AMTROL Inc.
   4.1     Indenture, dated as of November 1, 1996, between AMTROL Acquisition, Inc. and The Bank of New York.
   4.2     Form of 10 5/8% Senior Subordinated Notes due 2006 (included in Exhibit 4.1).
   4.3     First Supplemental Indenture, dated as of November 13, 1996, between AMTROL Inc. and The Bank of New
             York.
   4.4     Registration Agreement, dated as of November 7, 1996, among AMTROL Acquisition, Inc., Morgan Stanley &
             Co. Incorporated and BT Securities Corporation.
   5.1     Opinion of Simpson Thacher & Bartlett.
  10.1     Credit Agreement, dated as of November 13, 1996, among AMTROL Acquisition, Inc. and AMTROL Holdings,
             Inc., various lending institutions party thereto, Morgan Stanley Senior Funding, Inc. as documentation agent, and Bankers Trust Company, as administrative agent.
  10.2     AMTROL Inc. Pension Plan and Trust (incorporated by reference from the Company's Registration Statement on Form S-1, Registration No. 33-48413, declared effective by the Commission on March 18, 1993).
  10.3     Amendments to AMTROL Inc. Pension Plan and Trust (incorporated by reference from the Company's
             Registration Statement on Form S-1, Registration No. 33-48413, declared effective by the Securities and Exchange Commission on March 18, 1993).
  10.4     AMTROL Inc. Executive Cash Bonus Plan (incorporated by reference from the Company's Annual Report on
             Form 10-K for the fiscal year ended December 31, 1994).
  10.5     AMTROL Inc. Supplemental Retirement Plan II (incorporated by reference from the Company's Registration
             Statement on Form S-1, Registration No. 33-48413, declared effective by the Commission on March 18,
             1993).
  10.6     First Amendment to AMTROL Inc. Supplemental Retirement Plan II (incorporated by reference from the
             Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995).
   12      Computation of ratio of earnings to fixed charges.
   21      Subsidiaries of AMTROL Inc.
  23.1     Consent of Simpson Thacher & Bartlett (included in Exhibit 5.1).
  23.2     Consent of Arthur Andersen LLP.
   24      Power of Attorney (included on page II-3 of this Registration Statement).
   25      Statement of Eligibility on Form T-1 of The Bank of New York.
  99.1     Form of Letter of Transmittal.
  99.2     Form of Notice of Guaranteed Delivery.
  99.3     Form of Exchange Agent Agreement, betwen AMTROL Inc. and The Bank of New York.

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